Exhibit 99.1

Prospectus

Stolt Offshore S.A.

Listing on Oslo Børs of

(i) 45,500,000 new Common Shares issued in a Private
Placement, at a subscription price of US$ 2.20 per share,

(ii) 17,000,000 new Common Shares issued upon conversion of
all outstanding 34,000,000 Class B Shares, and

(iii) 22,727,272 new Common Shares to be issued upon
conversion of US$ 50,000,000 in subordinated debt, at a
conversion price of US$ 2.20 per share,

each of US$ 2.00 par value.

Managers:

March 10, 2004

Important Information

This Prospectus has been prepared in connection with the listing on Oslo Børs of (i) 45,500,000 new common shares (the Common Shares) in Stolt Offshore S.A. (Stolt Offshore or the Company) that have been issued to certain investors in a private placement (the Private Placement); (ii) 17,000,000 new Common Shares that have been issued to Stolt-Nielsen Transportation Group Limited (SNTG) as consideration for the conversion of 34,000,000 Class B Shares (the Share Conversion); and (iii) 22,727,272 new Common Shares to be issued to SNTG or a subsidiary thereof as consideration for conversion of US$ 50,000,000 in subordinated debt (the Subordinated Note) that Stolt Offshore owes to SNTG (the Debt Conversion).

All shares issued in the Private Placement and the Share Conversion (together, the New Shares) have been sold. The shares to be issued in the Debt Conversion (the Debt Conversion Shares) will be issued to SNTG or a subsidiary thereof. This Prospectus is for informational purposes only and is not intended, and should not be construed, as an invitation to subscribe for, an offer to sell, or a solicitation to purchase, any securities. This Prospectus does not relate to the Subsequent Issue (as defined herein) and any shares offered or sold in the Subsequent Issue will be offered pursuant to a separate prospectus.

This Prospectus has been prepared in accordance with Chapters 15 and 18 of the Norwegian Stock Exchange Regulations, and has been reviewed by Oslo Børs and published in accordance with Sections 14-4 and 14-5, respectively, of the Stock Exchange Regulations.

The delivery of this Prospectus shall under no circumstances create any implication that the information about Stolt Offshore contained in this Prospectus is correct as of any time subsequent to its dating. Stolt Offshore does not undertake to update the Prospectus for any information subsequent to its date. However, as a listed company on Oslo Børs, the Company is required to comply with the general continuous information disclosure requirements in Section 5-2 of the Stock Exchange Regulations, in the form of stock exchange releases.

Unless otherwise indicated, the source of information contained in this Prospectus is Stolt Offshore.

The distribution of this Prospectus may be restricted by law in certain jurisdictions and persons into whose possession this Prospectus may come are required by Stolt Offshore and the Managers to inform themselves about, and to observe, any such restrictions. This Prospectus has not been registered or filed with any exchange, securities commission or regulatory authority outside Norway. This Prospectus may not be used for, or in connection with, any offer, or solicitation of an offer, of Common Shares in any jurisdiction under any circumstances in which such offer or solicitation is not authorized or is unlawful.

This Prospectus is not intended for distribution in the United States or to U.S. persons (as those terms are defined in Regulation S under the U.S. Securities Act of 1933, as amended (the U.S. Securities Act)) and does not constitute an offer of securities for sale in the United States. Common Shares may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the U.S. Securities Act. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from Stolt Offshore, and that will contain detailed information about the Company and its management as well as financial statements.

The New Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S) except in certain transactions exempt from the registration requirements of the U.S. Securities Act or pursuant to a registration statement under the U.S.

Securities Act. The New Shares have been offered and sold outside the United States to non-U.S. persons in reliance on Regulation S.

Additionally, the Common Shares issued in the Private Placement may not be deposited or caused to be deposited into any depositary facility, including the depositary facility for ADSs administered by Citibank N.A., until a date which is the later of (i) 40 days following the closing date for the Private Placement (March 24, 2004) and (ii) the date the New Shares begin trading on Oslo Børs, and otherwise in accordance with the terms of such depositary facility. The Common Shares issued in the Share Conversion are (and the Common Shares to be issued in the Debt Conversion will be) subject to restrictions on transfer under U.S. securities law and therefore may not be deposited into an unrestricted depositary facility. SNTG may only offer, sell, pledge or otherwise transfer such Common Shares (i) in an offshore transaction in compliance with Regulation S under the U.S. Securities Act; (ii) pursuant to another exemption from registration under the U.S. Securities Act; or (iii) pursuant to an effective registration statement, in each case in accordance with any applicable securities laws of any state of the United States.

Certain statements made in this Prospectus may include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements relate to Stolt Offshore’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “project”, “will”, “should”, “seek”, and similar expressions. In this Prospectus, they include statements contained under Section 3 (“Executive Summary”), Section 4 (“Background to and Terms and Conditions for the Private Placement, the Share Conversion and the Debt Conversion”), Section 5 (“Information on the Company”), Section 6 (“Board of Directors, Senior Management and Employees”), Section 7 (“Financial Information”), Section 8 (“Share Capital and Shareholder Matters”)  and Section 11 (“Risk Factors”).

The forward-looking statements reflect Stolt Offshore’s current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including those discussed in this Prospectus under Section 11 (“Risk Factors”).

The following factors, and others which are discussed in this Prospectus and in Stolt Offshore’s public filings and submissions with the U.S. Securities and Exchange Commission (the SEC), are among those that may cause actual and future results and trends to differ materially from Stolt Offshore’s forward-looking statements: (i) the level of Stolt Offshore’s indebtedness, operating restrictions contained in its financing arrangements, its ability to comply with financial and other covenants in its financing agreements, its ability to refinance its indebtedness on acceptable terms as it comes due and the impact of floating interest rates on its debt service costs; (ii) Stolt Offshore’s ability to deliver fixed price projects in accordance with customer expectations and the parameters of its bids and avoid cost overruns; (iii) Stolt Offshore’s ability to collect receivables, negotiate Variation Orders and collect the related revenues; (iv) capital expenditures by oil and gas companies; (v) oil and gas prices; (vi) delays or cancellation of projects included in the Company’s Backlog; (vii) general economic conditions and competition in the industries and markets in which Stolt Offshore operates; (viii) prevailing prices for Stolt Offshore’s products and services; (ix) the loss of, or deterioration of the Stolt Offshore’s relationship with, any significant customers; (x) the outcome of pending and future legal proceedings, including pending patent litigation; (xi) uncertainties inherent in operating internationally, including economic, political and social instability, boycotts or embargoes, labor unrest, changes in foreign governmental regulations, corruption and currency fluctuations; (xii) liability to third parties for the failure of Stolt Offshore’s joint venture partners to fulfill their obligations; (xiii) changes in, or Stolt Offshore’s failure to comply with, applicable laws and regulations; (xiv) cost and availability of raw materials; (xv) operating hazards, including spills, environmental damage, personal or property damage and business interruptions caused by weather, mechanical failures or human error; (xvi) the impact of accounting for projects on a “percentage-of-completion” basis, which could reduce or eliminate reported profits; (xvii) adverse weather conditions; (xviii) Stolt Offshore’s ability to keep pace with technological changes; and (xix) other factors which are described from time to time in Stolt Offshore’s public filings with the SEC. Many of these factors are beyond Stolt Offshore’s ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements contained in this Prospectus. Stolt Offshore undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All inquiries relating to this Prospectus or the matters addressed herein should be directed to Stolt Offshore. No persons other than those described in this Prospectus have been authorized to disclose or disseminate information about this Prospectus or about the matters addressed in this Prospectus. If given, such information may not be relied upon as having been authorized by Stolt Offshore.

Table of Contents

1	Responsibility Statements
2	Definitions
3	Executive Summary
	3.1	Information on the Company
	3.2	Background - Steps for Financial Recovery
	3.3	The Private Placement and the Share Conversion
	3.4	The Debt Conversion
	3.5	Use of Proceeds
	3.6	Selected Financial Data
	3.7	Risk Factors
4	Background to and Terms and Conditions for the Private Placement, the Share Conversion and the Debt Conversion
	4.1	Background
	4.2	The Subscription Price
	4.3	The Share Conversion
	4.4	The New Shares
	4.5	The Debt Conversion
	4.6	Use of Proceeds
	4.7	The Subsequent Issue
	4.8	Costs and Expenses
5	Information on the Company
	5.1	General
	5.2	Business Description
	5.3	History and Development of Stolt Offshore
	5.4	Mission and Strategy
	5.5	Service Capabilities
	5.6	Business Segments
	5.7	Key Assets
	5.8	Divestment Program
	5.9	Investments in and Long-Term Funding to Non-Consolidated Joint Ventures
	5.10	Market, Sales and Competition
	5.11	Seasonality
	5.12	Supplies and Raw Materials
	5.13	Intellectual Property
	5.14	Property
	5.15	Significant Subsidiaries
	5.16	Legal Proceedings and Arbitration
	5.17	Other Matters
6	Board of Directors, Senior Management and Employees
	6.1	Board of Directors
	6.2	Committees of the Board of Directors
	6.3	Senior Management
	6.4	Compensation of Directors and Officers
	6.5	Employees
	6.6	Incentive Plans
	6.7	Share Ownership by Directors and Executive Officers
	6.8	Transactions with Directors, Officers and Employees
7	Financial Information
	7.1	Introduction
	7.2	Consolidated Statements of Operations
	7.3	Consolidated Balance Sheets
	7.4	Consolidated Statements of Cash Flows
	7.5	Operating Results by Business Segments and Revenues by Service Capabilities

	7.6	Credit and Guarantee Facilities
	7.7	Off-Balance Sheet Matters
	7.8	Subsequent Events
	7.9	Statutory Auditors
8	Share Capital and Shareholder Matters
	8.1	New Share Capital and Number of Shares Issued
	8.2	Board Authorization to Issue Shares
	8.3	Treasury Shares
	8.4	Share Capital Development
	8.5	Shareholder Structure
	8.6	Options, Warrants, etc.
	8.7	Authority to Acquire Own Shares (Treasury Shares)
	8.8	Share Listings
	8.9	Share Price and Trading Volume Information
	8.10	Dividend Policy
	8.11	Shareholder Information Policy
	8.12	Articles of Incorporation
	8.13	Registrar in the VPS
	8.14	Description of American Depositary Receipts relating to Common Shares
9	Relationship with Stolt-Nielsen S.A.
	9.1	Share Ownership
	9.2	Financial Interaction
	9.3	Other Arrangements and Transactions with SNSA
	9.4	Intercompany Payments
	9.5	Board Representation
10	Other Related Party Transactions
11	Risk Factors
	11.1	Financial Risks
	11.2	Operational Risks
	11.3	Risks Relating to the Common Shares
	11.4	Other Matters
12	Taxation
	12.1	Luxembourg Taxation of the Company
	12.2	Luxembourg Taxation of Shareholders
	12.3	Norwegian Taxation of Norwegian Shareholders
	12.4	Tax Consequences for Shareholders Resident in Other Jurisdictions

Appendix 1                                    Annual Report and Accounts for Fiscal Year 2002

Appendix 2                                    Selected Consolidated Financial Statement Information for Fiscal Year 2003 (unaudited)

1                               Responsibility Statements

Statement of the Board of Directors of Stolt Offshore S.A.

This Prospectus has been prepared in order to provide information in connection with the listing on Oslo Børs of (i) 45,500,000 new Common Shares that have been issued to certain investors in the Private Placement, (ii) 17,000,000 new Common Shares that have been issued to SNTG in the Share Conversion, and (iii) 22,727,272 Common Shares that will be issued to SNTG or a subsidiary thereof in the Debt Conversion.

We confirm that, to the best of our knowledge, this Prospectus’ content is in accordance with the facts and contains no omissions likely to affect its import.

Any market evaluations and forward-looking statements in this Prospectus are to the best of our belief and reflect our current views and assumptions and should be considered in connection with the factors discussed in Section 11 (“Risk Factors”).

Stolt Offshore is not involved in any legal proceedings or disputes material to the valuation of the Company other than as stated in this Prospectus.

March 10, 2004
The Board of Directors of Stolt Offshore S.A.

Jacob Stolt-Nielsen	Mark Woolveridge
Chairman	Deputy Chairman

James B. Hurlock	Haakon Lorentzen	J. Frithjof Skouverøe
Director	Director	Director

Niels G. Stolt-Nielsen	Tom Ehret
Director	Director

Statement of the Managers

ABG Sundal Collier Norge ASA and Pareto Securities ASA (the Managers) have acted as financial advisors to Stolt Offshore in connection with the Private Placement and will not in this respect be responsible to anyone other than Stolt Offshore. This Prospectus has been prepared by Stolt Offshore for the sole purpose of listing the New Shares and Debt Conversion Shares on Oslo Børs and neither ABG Sundal Collier ASA nor Pareto Securities ASA accepts any responsibility whatsoever for the contents of this Prospectus.

As of March 10,  2004, ABG Sundal Collier Norge ASA held no shares in Stolt Offshore. At the same date, employees including companies controlled by employees of ABG Sundal Collier Norge ASA held no shares in Stolt Offshore.

As of March 10, 2004, Pareto Securities ASA held 2,139 shares in Stolt Offshore. At the same date, employees including companies controlled by employees of Pareto Securities ASA held 16,000 shares in Stolt Offshore.

Oslo, March 10, 2004
ABG Sundal Collier Norge ASA	Pareto Securities ASA

Statement of the Company’s Norwegian Legal Counsel

We have acted as Norwegian legal counsel to Stolt Offshore in connection with the financial restructuring of the Company and the preparation of this Prospectus and the transactions contemplated herein.

We have reviewed the following sections of this Prospectus: Section 4 (“Background to and Terms and Conditions for the Private Placement, the Share Conversion and the Debt Conversion”) and Section 12.3 (“Norwegian Taxation of Norwegian Shareholders”). Based on the information we have received, it is our opinion that the descriptions pertaining to legal and tax matters given in these sections fairly describe the relevant facts.

We have not performed any due diligence or any form of investigation or verification of the information contained in this Prospectus and this statement is based solely on factual information received from Stolt Offshore. Our statement is limited to the above and is not related to the content of any other parts of this Prospectus or any statements being of a commercial, accounting or financial nature. Our statement is also limited to matters governed by Norwegian law.

On behalf of Stolt Offshore, we have obtained a legal opinion from its Luxembourg legal counsel, Linklaters Loesch, which confirms that the share capital increases in connection with the Private Placement and the Share Conversion have been duly adopted by the competent corporate bodies and that the New Shares have been duly authorized, and are validly and legally issued, and fully paid and non-assessable. A copy of this legal opinion has been provided to Oslo Børs. A separate legal opinion giving the corresponding confirmations with respect to the new Common Shares to be issued in the Debt Conversion will be provided to Oslo Børs before the listing of such Common Shares.

Oslo, March 10, 2004

Wikborg, Rein & Co.

2                               Definitions

ADSs	American Depositary Shares, each representing one Common Share.

AFMED region	One of the Company’s business segments, covering its activities in Africa, the Mediterranean and the Caspian Sea. See Section 5.6 (“Business Segments”).

AME region	One of the Company’s business segments, covering its activities in the Asia Pacific, India and the Middle East regions (excluding the Caspian Sea). See Section 5.6 (“Business Segments”).

Anchored construction and maintenance ships	Ships using anchors as their primary method of holding position while carrying out their work.

Angostura project	A lump sum Conventional project offshore Trinidad and Tobago (NAMEX region), under execution during 2003 to 2004 for BHP Billiton.

Articles	The amended and restated articles of incorporation of the Company.

Backlog	Expected future revenues to be generated from signed contracts. Prior to December 2003, we defined backlog to also include future revenues to be generated from letters of intent and options.

Bank Guarantee

A performance bond, bid bond, advance payment bond, guarantee or standby letter of credit in respect to a performance obligation of the Company. A Bank Guarantee is issued by a third party financial institution in support of underlying obligations of such member of Stolt Offshore to perform under the contractual terms of its projects. If such member of Stolt Offshore fails to perform, a customer may unilaterally draw on the Bank Guarantee, and such member of Stolt Offshore will be required to reimburse the financial institution for the amount of such draw. Bank Guarantees typically are issued on behalf of Stolt Offshore’s subsidiaries and Stolt Offshore S.A. is generally a guarantor rather than a direct obligor.

Blueprint business plan	See description in Section 4.1 (“Background – New Management and Continuing Operational Difficulties”).

Board	The board of directors of the Company.

Bonga project	A lump sum SURF project offshore Nigeria (AFMED region), under execution during 2001 to 2004 for Shell Nigeria (SNEPCO).

Burullus project	A lump sum Conventional project offshore Egypt (AFMED region), executed during 2001 to 2003 for the Burullus Gas Company.

Ceanic	Ceanic Corporation, a company with offshore operations in the Gulf of Mexico, which was acquired by the Company in 1998.

Claims

Amounts in excess of the agreed contract price (or amounts not included in the original contract price) that a contractor seeks to collect from customers or others for customer-caused delays; errors in specifications and designs; contract terminations; Variation Orders in dispute or unapproved as to both scope and price; or other causes of unanticipated additional costs.

Class B Shares

The Class B shares of par value US$ 2.00 each in the share capital of the Company. Each Class B Share represented one half of the economic interest of one Common Share (with dividend and liquidation rights equivalent to one half of a Common Share), carried the same voting rights as one Common Share and was convertible into Common Shares on a two-for-one basis at any time at the option of the holder. The Articles were amended at the February 2004 EGM to remove the Class B Shares from the share capital of the Company.

Comex	Stolt Comex Seaway S.A. (formerly Comex Services S.A.), an indirect wholly owned subsidiary of the Company, incorporated in France.

Comex Finance	Stolt Comex Seaway Finance B.V., an indirect wholly owned subsidiary of the Company, incorporated in The Netherlands. Comex Finance provides treasury services to other Stolt Offshore companies.

Common Shares	Common shares of par value US$ 2.00 each in the share capital of the Company.

Company	See definition of “Stolt Offshore” below.

Conoco CMS 3 project	A lump sum SURF project offshore the United Kingdom (NEC region), executed during 2001 to 2003 for ConocoPhillips (UK) Ltd.

Construction support ship	Ships supporting the construction and in-field work within the offshore construction industry, primarily using their own on-board cranes, ROVs and/or diving systems to effect the work.

Conventional

One of the Company’s service capabilities, comprising engineering and construction activities relating to fixed Platforms, which are attached to the seabed, and their associated pipelines. Conventional activities are performed in shallow water.

Debt Conversion

The issuance of 22,727,272 new Common Shares to SNTG or a subsidiary thereof in consideration for cancellation of the Subordinated Note, which SNTG irrevocably has undertaken to effect as soon as practicable.

Debt Conversion Shares	The new Common Shares that are to be issued in the Debt Conversion.

Deep water	This term generally applies to water depths in excess of 300 meters.

Duke Hubline project

A combined lump sum and day rate Conventional project in the United States (NAMEX region), executed during 2002 to 2003 for Algonquin Gas Transmission Company, a subsidiary of Duke Energy Field Services, LLC.

Dynamically Positioned	When a ship maintains its position using its propulsion systems rather than anchors.

EBITDA	Earnings before interest, tax, depreciation and amortization, as defined in the Existing Credit Facility Agreements, the New Bonding Facility and the Intercreditor Deed.

EPIC project

A term referring to projects requiring the contractor to be responsible for the engineering, procurement, installation and commissioning for the project. EPIC projects are typically large long-term projects.

Erha project	A lump sum SURF project offshore Nigeria (AFMED region), to be executed during 2002 to 2006 for ExxonMobil Nigeria (EEPNL).

ETPM	ETPM S.A., an indirect wholly owned subsidiary of the Company, incorporated in France, which has later changes its name to Stolt Offshore S.A.

Existing Credit Facility Agreements

Collectively, (i) the US$ 440 Million Credit Facility; (ii) the US$ 55/45 Million Credit/Guarantee Facility; (iii) the US$ 44 Million Guarantee Facility;  and (iv) the US$ 28 Million Reimbursement Agreement.

February 2004 EGM

The extraordinary general meeting of the Shareholders held on February 11, 2004, to approve the Private Placement, the Debt Conversion, the Share Conversion and the Subsequent Issue, as well as related resolutions.

Fiscal Year	The period starting on December 1 and ending on November 30 each year, which is the accounting year of the Company.

Flowline	A small-diameter pipeline used to carry oil or gas from the wellhead to the production facility.

Flowline lay ship	A ship designed and equipped with equipment to effect the installation of flexible or rigid Flowlines and Umbilicals.

FLS	A term that refers to equipment used for laying of flexible pipelines, which is generally installed on a ship or barge.

FPSO	A term that refers to floating facilities that process, store and offload oil.

French Plan	The Company’s stock option plan for directors and key employees resident in France, approved by the annual general meeting of the Shareholders of the Company held on May 8, 2003.

GBP	Great Britain Pounds sterling, the lawful currency of the United Kingdom.

Girassol project

A lump sum SURF project offshore Angola (AFMED region), comprising the building and installation of two Riser towers in 1,300 meters of water and the installation of associated pipelines and Umbilicals, executed during 1998 to 2003 for a consortium led by Total Angola. This project was performed as a joint venture with Saipem S.A.

Heavy lift ship

A ship designed and equipped to effect the lifting and/or deployment of loads normally in excess of 500 tons, in particular Jackets and Topsides. By way of reference, the Heavy lift ship operated by SHL, Stanislav Yudin, has a maximum lifting capacity of 2,500 tons.

Hyperbaric welding

A type of welding carried out by divers (assisted by Topside operators/ supervisors) under hyperbaric conditions. The hyperbaric conditions are established within a submersible habitat box generally deployed to depths of up to 300 meters.

IMR	One of the Company’s service capabilities, comprising inspection, maintenance and repair of offshore pipelines and structures, in both deep and shallow waters.

Intercreditor Deed

The intercreditor, override and security trust deed dated February 12, 2004 to which Stolt Offshore and certain of its subsidiaries are parties. The Intercreditor Deed incorporates changes to and supersedes the covenants and security arrangements in the Existing Credit Facility Agreements. The Intercreditor Deed is described in Section 7.6 (“Credit and Guarantee Facilities”).

Jackets	The portion of a fixed Platform that rests on the seabed and on which the Topsides are installed.

Jumpers	Small lengths of Flowline or Umbilical, typically of length not greater than 500 meters deployed from surface ships and/or barges for connections to structures within offshore fields.

K7/K15 project	A lump sum SURF project offshore The Netherlands (NEC region), executed during 2003 for Nederlandse Aardolie Maatschappij B.V. (NAM).

LB200	The Company’s anchored pipelay barge for laying of Trunklines.

LIBOR	The London Inter-Bank Offer Rate.

Load Line ships	A ship built under certain U.S. Coast Guard regulations.

Management System

The Company’s system to comply with the International Management Code for the Safe Operation of Ships and for Pollution Prevention, which has been certified by Det Norske Veritas (DNV, which is, among other things, a leading international classification company and provider of services for managing risk).

Managers	ABG Sundal Collier Norge ASA and Pareto Securities ASA.

NAMEX region	One of the Company’s business segments, covering its activities in North America including Mexico, Central America, the Caribbean and Western Canada. See Section 5.6 (“Business Segments”).

NEC region	One of the Company’s business segments, covering its activities in Northern Europe, Eastern Canada and Azerbaijan. See Section 5.6 (“Business Segments”).

New Bonding Facility

The US$ 100,000,000 secured Bank Guarantee facility dated February 12, 2004 between Seaway (UK) Limited, Stolt Offshore S.A., Stolt Offshore Services S.A., Stolt Offshore AS, Stolt Offshore Limited, Stolt Offshore West Africa S.A.S.U., Sotraplex S.A., Stolt Offshore B.V., ETPM Deep Sea Limited and Stolt Offshore Inc., as indemnifiers, Stolt Offshore S.A. and various of its subsidiaries as guarantors, HSBC Bank plc, as arranger, Credit Lyonnais, HSBC Bank plc, and DnB NOR Bank ASA (formerly Den norske Bank ASA), as issuing banks.

New Shares	The Common Shares issued in the Private Placement and the Share Conversion.

NIBOR	Norwegian Inter-Bank Offered Rate.

NKT Flexibles

NKT Flexibles I/S, a Danish partnership between an indirect subsidiary of the Company, which holds 49%, and a subsidiary of NKT Holdings A/S, which holds 51%. NKT Flexibles is a manufacturer of flexible Flowlines and Risers for the offshore oil and gas industry.

NOK	Norwegian kroner, the lawful currency of the Kingdom of Norway.

OGGS project

A lump sum Conventional offshore gas gathering system project offshore Nigeria (AFMED region), executed during 2002 to 2004 for Shell Petroleum Development Company of Nigeria Limited (SPDC), acting on behalf of itself and partners, including the Nigerian National Oil Company.

Paragon Companies

Paragon Litwin S.A. and Paragon Engineering Services, Inc., which the Company acquired in 2001, together with Paragon Italia S.r.l., all of which the Company intends to divest as part of its divestment program, see Section 5.8 (“Divestment Program”).

Pipelay barges

Barges or ships designed and equipped for the installation of rigid Flowlines, primarily using pipeline lengths joined together using welded sections. The ship is equipped to build the pipeline on board.  These barges and ships are generally equipped with a method of maintaining position through either anchors or dynamic positioning and have methods for laying out the constructed length of pipeline as the welding/jointing process progresses.

Platform	An offshore structure used for production and/or accommodation, which can be mounted on the seabed or tethered.

Plough	A plough used for burial of rigid subsea pipelines, towed by a high-powered support tug.

Private Placement	The issuance on February 13, 2004 of 45,500,000 Common Shares to certain investors in a private placement, as described in this Prospectus. See Section 4.1 (“Background”).

Prospectus	This prospectus, including all appendices hereto.

Qualifying Shareholders	Holders of Common Shares as of January 15, 2004, except for those Shareholders who participated in the Private Placement, SNSA and their respective affiliates.

Regulation S	Regulation S under the U.S. Securities Act, governing offers and sales made outside the United States without registration under the U.S. Securities Act.

Riser	A vertical section of a pipeline which carries oil or gas from the seabed to a surface structure.

ROV

A subsea “remotely operated vehicle”, which is controlled from the surface through an Umbilical. ROVs are typically designed for diving to depths of up to 3,000 meters. ROVs may be used for construction or observation and are operated from construction type ships as well as dedicated ROV support/survey ships.

ROV Drill Support Business

A business consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, which the Company sold on February 20, 2004. See Section 5.3 (“History and Development of Stolt Offshore”).

SAM region	One of the Company’s business segments covering its activities in South America and the islands of the southern Atlantic Ocean.

Sanha Bomboco project	A lump sum Conventional project offshore Angola (AFMED region), executed during 2002-2004 for ChevronTexaco (CABGOC).

Seaway (UK) Ltd.	An indirectly wholly owned subsidiary of the Company, incorporated in the United Kingdom

SEC	The U.S. Securities and Exchange Commission.

Serimer DASA	The Company’s contract surface welding business.

Share Conversion	The conversion by SNTG on February 13, 2004 of 34,000,000 Class B Shares into 17,000,000 new Common Shares.

Shareholders	The holders of shares issued by Stolt Offshore.

Shell EA project	A lump sum EPIC project executed during 2001 to 2003 for Shell in Nigeria (AFMED region).

Shallow water	This term generally applies to water depths up to 300 meters.

SHL

Seaway Heavy Lifting Limited, a joint venture company registered in Cyprus, in which the Company has a 50% voting interest and a 30% interest in profit and loss, and which operates the Company’s Heavy lift ship StanislavYudin.

Skirne Byggve project	A lump sum SURF project offshore Norway (NEC region), executed during 2002 to 2003 for Total.

SNSA

Stolt-Nielsen S.A., a company incorporated under the laws of Luxembourg with its registered office at 23 Avenue Monterey, L-2086 Luxembourg. As of the date of this Prospectus, SNSA, directly and indirectly, owned 40.85% of the Company’s Common Shares. Upon completion of the Debt Conversion, and prior to the Subsequent Issue, assuming SNSA’s direct and indirect current ownership level does not change and the Company's share capital does not otherwise change, SNSA will own, directly and indirectly, 49.18% of the Company’s issued Common Shares and 49.45% of the Company’s outstanding Common Shares.

SNSA Liquidity Line

The committed line of credit in the amount of US$ 50 million extended by SNTG to the Company pursuant to the facility agreement dated as of June 30, 2003 and restated as of August 21, 2003 for working capital and other corporate purposes for a period ending on or after November 30, 2004.

SNTG	Stolt-Nielsen Transportation Group Ltd., a Liberian registered company and a wholly owned subsidiary of SNSA.

Sonamet	Sonamet Industrial S.A.R.L., a joint venture company registered in Angola, in which the Company has a 55% interest. Sonangol has a 40% interest, and W.A.P.O. Angola has a 5% interest.

Sonangol	Sociedade Nacional de Combustiveis de Angola — Sonangol U.E.E., a public Angolan Company, controlled by the Government of Angola.

Spoolpiece	A short piece of flanged pipe, prefabricated specifically for installation as a connector between two previously installed pipelines or structures.

Stock Exchange Regulations	The Norwegian Stock Exchange Regulations of January 17, 1994 No. 30.

Stolt Offshore (or the Company)

Stolt Offshore S.A., a Luxembourg registered company, and, unless the context otherwise requires, its consolidated subsidiaries. In this Prospectus, the terms “we”, “us” and “our” also refer to Stolt Offshore.

Subordinated Note	Note under which Stolt Offshore S.A. owes SNTG or an assignee an amount of US$ 50,000,000, bearing an interest rate of 12% per annum up to February 12, 2004.

Subsequent Issue

The proposed subsequent offering to Qualifying Shareholders of up to approximately 24,000,000 Common Shares to be issued at US$ 2.20 per share, as described in this Prospectus. See Section 4.7 (“The Subsequent Issue”).

SURF

One of the Company’s service capabilities, comprising engineering and construction work relating to oil and gas fields that are developed subsea (meaning the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a Platform). SURF activities include, in particular, subsea construction and installation of Umbilical, Riser and Flowline systems between subsea wellheads and FPSOs or Platforms.

Survey	This term refers to activities consisting of surveying the seabed environment, as well as the pipelines and structures installed on it, in order to determine their accurate position and condition.

Technip	Technip S.A. and Technip Offshore Limited.

Topsides	The portion of a Platform that is installed on top of a Jacket, including living quarters and equipment decks.

Trenching

A method whereby a trench or “cut” in the seabed is made by controlling a water jet or mechanized cutter to effect the burying of pipe. The equipment for carrying out this process, referred to as a Trencher, is built specifically for this purpose and is usually self-propelled and controlled through an Umbilical to the surface.

Trencher	A self-propelled subsea vehicle, which utilizes high-powered jetting or mechanical cutters to bury small diameter rigid or flexible pipelines and Umbilicals.

Trunkline	A large-diameter pipeline used to carry oil or gas over long distances.

Tugs

Relatively small but powerful ships designed specifically for the purpose of assisting, through pulling and/or pushing, larger ships and barges or for the purpose of applying force to the process of subsea ploughing.

Umbilicals	Electrical cables and hydraulic lines used to remotely control subsea equipment.

U.S. GAAP	Generally accepted accounting principles in the United States.

U.S. Securities Act	The U.S. Securities Act of 1933, as amended.

US$	United States dollars, the lawful currency of the United States of America.

US$28 Million Reimbursement Agreement

The amended and restated secured reimbursement agreement dated August 27, 2003, between Stolt Offshore Inc. as borrower and DnB NOR Bank ASA as bank, which amends and restates a reimbursement agreement dated January 6, 2003, described in Section 7.6 (“Credit and Guarantee Facilities”).

US$ 44 Million Guarantee Facility

The US$ 44 million secured Bank Guarantee facility agreement dated August 21, 2003, among Comex Finance as indemnifier, Stolt Offshore S.A. as guarantor, Citibank N.A., DnB NOR Bank ASA, HSBC Bank plc and Nordea Bank Norge ASA, Grand Cayman Branch as banks and DnB NOR Bank ASA as facility agent, security trustee and issuing bank, described in Section 7.6 (“Credit and Guarantee Facilities”).

US$ 55/45 Million Credit/Guarantee Facility

The US$ 55/45 million credit/guarantee facility agreement dated July 9, 2002, to which Comex Finance as borrower and Stolt Offshore as guarantor are parties, described in Section 7.6 (“Credit and Guarantee Facilities”).

US$ 440 Million Credit Facility

The amended US$ 440,000,000 secured multi-currency revolving loan facility agreement dated September 22, 2000, to which Comex Finance as borrower and Stolt Offshore as guarantor are parties, described in Section 7.6 (“Credit and Guarantee Facilities”).

Variation Order

A written change to the provisions of a project contract, which may be initiated by either the Company or the customer. A Variation Order may include changes in specifications or design, method or manner of performance, facilities, equipment, materials, sites and/or period for completion of the work. The commercial terms for or effects of such change(s) may or may not have been agreed with the customer at the time the work is performed.

Vinci	Groupe Vinci S.A.

VPS	Verdipapirsentralen – the Norwegian Central Securities Depository.

VPS Account	An account with VPS for the registration of security holdings by individuals and institutions.

Yokri project

A lump sum SURF project in Nigeria (AFMED region) executed during 2001 to 2004 jointly with a local partner for Shell Petroleum Development Company of Nigeria Limited (SPDC), acting on behalf of itself and partners, including the Nigerian National Oil Company.

1993 Plan	The Company’s former stock option plan for its key employees and directors, which expired on April 30, 2003 and was replaced with the 2003 Plan and the French Plan.

2003 Plan

The Company’s current stock option plan for its key employees and directors (except for key employees and directors resident in France, who are covered by the French Plan), which was approved by the annual general meeting of Shareholders held on May 8, 2003.

3                               Executive Summary

The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Prospectus, including Section 11 (“Risk Factors”) and consolidated financial statements, including the notes thereto. This Executive Summary should not be construed as a substitute for a thorough reading of the entire Prospectus.

3.1                     Information on the Company

We are one of the largest offshore services contractors in the world. We design, procure, build, install and service a range of offshore surface and subsurface infrastructures for the global oil and gas industry. We specialize in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments.

We provide services and products that add value for our customers throughout the entire life cycle of offshore oil and gas field exploration, development and production. When a field is being developed, we apply our technical expertise and knowledge of regional conditions to offer conceptual and engineering designs for the field. We also procure or fabricate and install equipment used in field development. This equipment includes Topsides and Jackets used for processing recovered oil and gas, pipelines and electrical and hydraulic cables, known as Umbilicals, that are used to remotely control subsea equipment. We install pipelines used to transport oil and gas underwater as well as to production and processing facilities at the surface. They may be steel pipes, referred to as rigid pipes, or of a bonded structure, referred to as flexible pipes, depending on technical requirements, and may be narrow (Flowlines) or wide (Trunklines) depending on production volumes and pressure. During the time that a field is producing oil or gas, we inspect, maintain and repair the equipment. Once the field has been depleted and is to be abandoned, we provide field decommissioning services which include the removal of offshore structures and equipment.

We are one of only a few companies that can offer a full range of offshore development and construction services on a global basis. Our operations are managed geographically through seven offices around the world. As of November 30, 2003, we employed approximately 1,650 engineering staff in project management and various engineering disciplines worldwide, including approximately 500 engineers assigned to projects and involved in conceptual, detailed and installation engineering. Approximately 630 of our engineers work with the Paragon Companies, which we are seeking to divest. See Section 5.8 (“Divestment Program”). We intend to reintegrate our engineering capabilities into our regional business and will retain approximately 100 of the engineers from the Paragon Companies whose expertise is most directly related to our ongoing operations.

We have operated in more than 70 countries world-wide and, as of November 30, 2003, were operating in 21 countries.

Stolt Offshore S.A. is organized as a “Société Anonyme Holding” under the laws of the Grand Duchy of Luxembourg. Our registered office is located at 26, rue Louvigny, Luxembourg, and we are registered in the Companies’ Registrar of Luxembourg under the number B43172. Our principal executive offices are c/o Stolt Offshore M.S. Ltd., Dolphin House, Windmill Road, Sunbury-on-Thames, Middlesex TW16 7HT England, telephone number (+44) (0)1932-773-700. Our website address is www.stoltoffshore.com. The information on our website is not part of this Prospectus.

3.2                     Background - Steps for Financial Recovery

The Private Placement and the Share Conversion have been conducted as part of a larger restructuring effort which also includes the New Bonding Facility, the Intercreditor Deed, the

Debt Conversion and the proposed Subsequent Issue. These transactions and agreements are a part of our efforts to improve our financial position and liquidity, to enhance the management of our business, and to respond to the significant operational and financial problems we have experienced in recent periods.

Since the beginning of the second half of Fiscal Year 2003, we have taken the following steps:

(i)                                     We have made significant management changes including the appointment of a new chief executive officer and a new chief financial officer and the replacement of 30 of our top 40 managers.

(ii)                                  We are seeking to improve the accountability of our senior managers by making each regional vice president responsible for the profitability of all projects within his respective region.

(iii)                               Our new management has implemented new tendering and risk management policies intended to reduce the amount of unanticipated costs that we experience and improve our ability to recover costs from our customers.

(iv)                              Our new management team is more selectively targeting business in our areas of focus (SURF in deepwater and harsh environments, targeted Conventional projects and underwater IMR).

(v)                                 We have raised gross proceeds of US$ 100.1 million through the Private Placement and are seeking approximately an additional US$ 50 million through the Subsequent Issue.

(vi)                              As of February 29, 2004, we have raised an additional US$ 47 million of cash from proceeds of asset sales.

(vii)                           We have obtained US$ 100 million of new bonding capacity through the New Bonding Facility.

(viii)                        As of February 29, 2004, we have reduced our debt by approximately US$ 43 million since November 30, 2003, through prepayments under the US$ 440 Million Credit Facility and scheduled repayments under other credit facilities, and we intend to further reduce our debt by US$ 50 million through the Debt Conversion.

Although we have made substantial progress improving our financial situation, much work remains to be done. We cannot assure that our restructuring ultimately will be successful. These actions have been necessitated by significant operational problems and their resulting financial implications, which we have described below in Section 4.1 (“Background”). See Section 11.1 (“Financial Risks - Our restructuring efforts may not be successful”).

3.3                     The Private Placement and the Share Conversion

On February 13, 2004, we issued and sold 45,500,000 new Common Shares at US$ 2.20 per share in the Private Placement.

Contemporaneously with the completion of the Private Placement, we issued a further 17,000,000 Common Shares to SNTG upon conversion of all SNTG’s 34,000,000 Class B Shares (the Share Conversion) on a two-for-one basis as provided for in the Articles. The Share Conversion has the effect of aligning the economic and voting interests of our Shareholders, as there is now only one class of shares issued by the Company.

3.4                     The Debt Conversion

On February 13, 2004, we announced that SNTG had irrevocably undertaken and agreed to convert US$ 50 million of subordinated debt (the Subordinated Note) in return for the issuance of 22,727,272 Common Shares (the Debt Conversion), representing a conversion price of US$ 2.20 per share. As of the date of this Prospectus, the Debt Conversion has not been completed, although SNTG irrevocably has undertaken to effect this as soon as practicable. We expect the Debt Conversion to take place in place during the second quarter of Fiscal Year 2004.

Upon completion of the Debt Conversion, and prior to the Subsequent Issue, assuming SNSA’s direct and indirect current ownership level does not change and our share capital does not otherwise change, SNSA will own, directly and indirectly, approximately 49.18% of our issued Common Shares and 49.45% of our outstanding Common Shares.

The Debt Conversion will, when effected, result in the cancellation of US$ 50 million in debt previously owed to SNTG. Hence, we will receive no cash proceeds from the Debt Conversion.

3.5                     Use of Proceeds

Gross proceeds to us from the Private Placement were US$ 100.1 million. We estimate that net proceeds from the Private Placement will be approximately US$ 94 million after payment of fees and commissions and other estimated offering expenses. The Share Conversion did not (and the Debt Conversion will not) result in any proceeds to us.

We intend to use the net proceeds from the Private Placement as follows: (i) to provide cash collateral for the New Bonding Facility, (ii) working capital, (iii) pre-payment of certain amounts under the US$ 440 Million Credit Facility and scheduled repayments of existing debt obligations, (iv) capital expenditures, and (v) general corporate purposes.

With respect to the pre-payment of existing debt obligations, on February 13, 2004 we pre-paid US$ 30 million of our outstanding obligations under the US$ 440 Million Credit Facility. This facility bears a variable interest rate of up to LIBOR + 3.25%. As of the date of this Prospectus, of the US$ 300 million available under this facility, all is fully drawn.

For a further description of use of the proceeds, see Section 4.6 (“Use of Proceeds”).

3.6                     Selected Financial Data

The following table sets forth selected historical financial data for Fiscal Years 2002, 2001 and 2000 and is derived from our audited consolidated financial statements included elsewhere in this Prospectus. The table also sets forth selected unaudited financial data for Fiscal Year 2003. Please note that unaudited financial data are often subject to changes during the audit process.

The financial information presented below is only a summary and should be read together with the consolidated financial statements included elsewhere in this Prospectus.

Consolidated Statement of Operations

For the year ended November 30	Unaudited
(in millions, except for per share data)	2003	2002	2001	2000
	US$	US$	US$	US$
Net operating revenue	1,473.6	1,437.5	1,255.9	983.4
Operating expenses	(1,587.9)	(1,391.0)	(1,161.6)	(930.0)
Gross (loss) profit	(114.3)	46.5	94.3	53.4
Equity in net income of non-consolidated joint ventures	1.4	5.3	11.7	5.8
Administrative and general expenses	(78.0)	(73.0)	(64.0)	(60.9)
Impairment of goodwill and Comex trade name	—	(106.4)	(7.9)	—
Impairment of tangible fixed assets	(176.5)	(4.0)	—	—
Restructuring charges	(13.0)	—	—	(3.3)
(Loss) gain on sale of fixed assets	(0.3)	8.0	1.2	0.6
Other operating income (loss), net	1.0	—	1.1	(0.4)
Net operating (loss) income	(379.7)	(123.6)	36.4	(4.9)
Interest expense, net	(24.8)	(18.2)	(26.8)	(30.0)
Foreign currency exchange (losses) gains	(8.7)	0.2	(0.3)	(0.8)
Income tax benefit (provision)	1.3	(8.2)	(20.60	3.8
Minority interests	(4.5)	(2.1)	(2.8)	(2.5)
Net (loss)	(416.4)	(151.9)	(14.2)	(34.4)
Earnings per Common Share

Net loss per Common Share and Common Share equivalent
Basic	(4.50)	(1.79)	(0.16)	(0.44)
Diluted	(4.50)	(1.79)	(0.16)	(0.44)
Weighted average number of Common Shares and Common Share equivalents outstanding
Basic	92.6	85.0	87.2	78.8
Diluted	92.6	85.0	87.2	78.8

Statement of Cash Flows Data:
Net cash (used in) provided by operating activities	(21.6)	84.7	16.7	58.2
Net cash provided by (used in) investing activities	8.3	(76.4)	(83.4)	(160.6)
Net cash provided by (used in) financing activities	82.5	(8.4)	72.5	103.8
Other Financial Data:
Depreciation and amortization	92.7	96.1	91.8	82.1

Consolidated Balance Sheet Data

For the year ended November 30	Unaudited
(in millions)	2003	2002	2001	2000
	US$	US$	US$	US$
Current assets less current liabilities	(137.9)	34.6	78.2	12.7
Fixed assets, (excluding assets held for sale), net	497.8	782.8	779.5	803.4
Assets held for sale	138.1	—	—	—
Total assets	1,243.9	1,458.6	1,560.3	1,402.8
Long-term debt, including current portion	385.0	335.0	358.7	292.5
Capital stock, including paid in surplus	624.8	637.2	672.1	671.7
Shareholders’ equity	103.7	517.1	660	669.4

For Fiscal Year 2002, our consolidated financial statements were audited by the U.K firm of Deloitte & Touche and the consolidated financial statements for Fiscal Years 2001 and 2000 were audited by Arthur Andersen. For further information regarding Arthur Andersen, see Section 7.9 (“Statutory Auditors”) and Section 11.4 (“Other Matters”).

3.7                     Risk Factors

Investors considering the purchase of our shares should carefully consider all of the information contained in this Prospectus, and in particular certain factors described in Section 11 (“Risk Factors”), which may affect some or all of our activities and which may make an investment in our shares one of high risk. These risks include, but are not limited to:

•                  We have limited sources available to fund ongoing operations.

•                  If we cannot obtain additional new bonding facilities, our ability to win new business will be constrained.

•                  Our level of debt may constrain our operations.

•                  We are at risk of failing to satisfy the financial covenants contained in our primary credit facilities.

•                  If a customer draws on a Bank Guarantee issued in support of our project obligations, we would be required to reimburse the issuer of the Bank Guarantee.

•                  Our restructuring efforts may not be successful.

•                  Recent net losses have, and may continue to have, an adverse effect on our business

•                  Our use of the “percentage-of-completion” method for accounting for projects could result in a reduction or elimination of previously reported profits.

•                  If we are not able to make reasonably dependable estimates, we would not be able to use the “percentage-of-completion” method for accounting for long-term projects.

•                  Our ability to service indebtedness and fund our operations depends on receipt of cash flows from our subsidiaries.

•                  Unexpected costs may adversely affect the amount we realize from fixed price contracts.

•                  We have experienced difficulties resolving Claims and Variation Orders,  which has negatively impacted our cash flows and liquidity.

•                  We have experienced significant losses on several projects in the AFMED region. particularly in West Africa, which may continue to have an impact on our financial condition and results of operations.

•                  Political or social instability in the developing countries in which we operate, particularly in the AFMED region, could increase our costs and reduce our future growth opportunities.

•                  Our business is affected by expenditures by participants in the oil and gas industry.

•                  There might be delays or cancellation of projects included in our Backlog.

•                  We may be liable to third parties for the failure of our joint venture partners to fulfill their obligations.

•                  Our business could suffer as a result of current or future litigation.

•                  Our international operations expose us to political and economic instability and other risks inherent in international business, any of which could affect our operating results.

•                  Our results may fluctuate due to adverse weather conditions.

•                  We face competition which could have an adverse effect upon our operating results and financial condition.

•                  We depend on certain significant customers and long-term contracts and the loss of one or more significant customers or the failure to replace or enter into new long-term contracts could adversely affect our operating results.

•                  We could be adversely affected if we fail to keep pace with the technological changes, and changes in technology could result in write-downs of assets.

•                  Our international operations expose us to the risk of fluctuations in currency exchange rates.

•                  We are exposed to substantial hazards, risks and delays that are inherent in the offshore services business for which liabilities may potentially exceed our insurance coverage and contractual indemnity provisions.

•                  SNSA exercises a significant influence over matters requiring shareholder approval, which could prevent a change of control.

•                  A significant number of shares being placed in the market for sale could depress our share price.

•                  The market price for our Common Shares and ADSs will likely be subject to substantial price fluctuations.

•                  Our Articles impose restrictions on the ownership of our shares.

•                  Investors may be limited in their ability to recover under applicable law for claims against Arthur Andersen or Barbier Frinault & Associés (BFA), for any untrue statement of a material fact, or omission of a material fact required to be stated, in the financial statements audited by Arthur Andersen or BFA, respectively.

If any of the events described occurs, our business, financial condition and/or results of operations could be materially adversely affected.

4                               Background to and Terms and Conditions for the Private Placement, the Share Conversion and the Debt Conversion

4.1                     Background

The Private Placement and the Share Conversion were conducted as part of a larger program for financial recovery that also includes the New Bonding Facility, the Intercreditor Deed, the Debt Conversion and the proposed Subsequent Issue. These transactions and agreements are a part of our effort to improve our financial position and liquidity, to enhance the management of our business, and to respond to the significant operational and financial problems we have experienced in recent periods.

Operational Difficulties, Bank Discussions and Operational Changes

During Fiscal Year 2002, we experienced unanticipated operational difficulties related to a number of major projects. Consequently, in Fiscal Year 2002 there was an aggregate negative impact of US$ 58.8 million on our net income attributable to changes in estimates on major projects. The most significant components of the adverse developments occurred on the Burullus, Shell EA, Bonga and Conoco CMS 3 projects. With the exception of the Conoco CMS 3 project, all of these projects lie within our AFMED region. The operational difficulties resulted in increased costs being realized due to, among other factors: (i) extensive changes in work scope, Trenching difficulties, fabrication and local logistics cost overruns with respect to the Burullus project; (ii) fabrication cost overruns caused by community unrest in our local yard at Warri, Nigeria with respect to the Shell EA and Bonga projects; (iii) longer than expected offshore ship operations due to repairs and scope changes with respect to the Shell EA project; (iv) schedule changes, changes in installation scope and increased subcontractor costs with respect to the Bonga project; and (v) pipeline burial problems in the North Sea with respect to the Conoco CMS 3 project. For various reasons we were not able to recover these increased costs from our customers.

Primarily as a consequence of these adverse developments, we announced in December 2002 that we were potentially in breach of certain financial covenants contained in our Existing Credit Facility Agreements as of February 28, 2003. In light of these developments, in December 2002 we sought, and by January 3, 2003 we obtained, amendments to these facilities to avoid financial covenant defaults. The amendments included revised financial covenants and a requirement that SNSA continue to provide financial support to us through the provision of the SNSA Liquidity Line until November 2003.

In October 2002, we appointed Niels G. Stolt-Nielsen as interim Chief Executive Officer and Jan Chr. Engelhardtsen as interim Chief Financial Officer and commenced a search for new senior management.

New Management and Continuing Operational Difficulties

In March 2003, we appointed Tom Ehret as our new Chief Executive Officer and in April 2003, we appointed Stuart Jackson as our new Chief Financial Officer. Mr. Ehret and Mr. Jackson commenced a comprehensive review of our major projects, operations and procedures and initiated a plan for restructuring our operations.

In June 2003, we announced that our new senior management had reviewed our major projects and identified substantially poorer than anticipated financial performance and cost overruns on three major projects and several smaller projects. Throughout the first and second quarters of Fiscal Year 2003, we continued to experience operating difficulties on major projects primarily in the AFMED region. We announced that these difficulties would have additional negative impact on earnings primarily as a result of the following: (i) poor performance of nominated subcontractors and delays in resolution of outstanding Claims with respect to Variation Orders on the Burullus project; and (ii) higher than anticipated costs on the Bonga and OGGS projects due to late delivery of materials, adverse weather conditions and political unrest in the Niger Delta region that increased local support and logistics costs.

As a result of these problems, we found it increasingly difficult to remain in compliance with the revised financial covenants under the Existing Credit Facility Agreements. Consequently, we engaged in further discussions with the lenders under these facilities for amendments to or waivers of our financial covenants to enable us to avoid defaults under these facilities. On July 1, 2003, we announced that we had obtained a waiver of potential defaults and amendments to the financial covenants contained in these facilities through November 30, 2003. The waivers included a requirement that our net losses for the second and third quarters of Fiscal Year 2003 would not exceed US$ 75 million in the aggregate. As a condition to receipt of the waivers, SNSA agreed to provide to us a US$ 50 million subordinated loan (the Subordinated Note) and to extend the availability of the SNSA Liquidity Line to November 2004. In July 2003 we also announced that we did not expect to be in compliance with our existing financial covenants at the end of Fiscal Year 2003 and had reclassified our long term bank debt as short term accordingly.

We continued to experience significant deterioration in the second and third quarters of Fiscal Year 2003 with respect to major projects, particularly in the AFMED region. These operational problems were exacerbated by our continued inability to collect significant amounts owed to us by customers with respect to work performed on major projects At the end of the third quarter of Fiscal Year 2003, we included as receivables and current assets, and had booked as revenues, a total of US$ 89.7 million of Claims and Variation Orders not yet formally agreed with customers, but as to which we believed it was probable that we would collect. This amount did not include US$ 138.1 million of additional Claims which we believed did not qualify to be booked as revenue under U.S. GAAP. During this time, we engaged in numerous discussions with the lenders under our Existing Credit Facility Agreements regarding amendments to or additional waivers of these facilities to avoid defaults with respect to the financial covenants contained in the facilities.

During the second half of Fiscal Year 2003, the cost overruns on major projects, the continued delay in our recovery of amounts owed to us, and the delayed settlement of Claims and Variation Orders with respect to major projects had a significant negative impact on our liquidity. At May 31, 2003 and August 30, 2003, our net working capital (current assets less current liabilities) was US$ 13.4 million and a deficit of US$ 22.6 million, respectively. Consequently, while we were engaged in discussions with our primary creditors to amend the financial covenants in the Existing Credit Facility Agreements, we also took measures to ensure that we had sufficient liquidity to fund our operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of Claims and Variation Orders. These measures included borrowing to our maximum availability under the Existing Credit Facility Agreements and the closing of our positions under foreign exchange contracts.

By July 2003, our senior management had developed and begun to implement a strategy for financial recovery, which we from time to time have referred to as the “Blueprint business plan”. This strategy includes a stronger operational focus on our SURF business, Conventional services when complementary to our deep water business, and subsea IMR work. We also identified a number of businesses and assets for disposal that were not critical to the success of our refocused operations. Finally, we realigned our operating structure to provide greater profit and loss accountability for individuals and business units. The first stages of our plan for financial recovery, involving changes in our personnel, operating structure and business processes, were substantially completed in the second half of Fiscal Year 2003. These changes included: (i) the adoption of revised policies in connection with our tendering and contracting practices; (ii) the establishment of clear regional accountability, including responsibility for project execution; (iii) changes in management, including the appointment of a corporate vice-president of project controls, as well as regional project controls managers to emphasize regional project responsibility; and (iv) implementation of new procedures for project management, marine operations, strategic planning and supply chain management. In addition, we announced that certain non-core assets and businesses, including Serimer DASA, the Paragon Companies and our ROV Drill Support Business, had been identified for sale. See Section 5.4 (“Mission and Strategy”) and Section 5.8 (“Divestment Program”).

On September 17, 2003, we announced that we expected higher than previously projected losses for Fiscal Year 2003, partially as a result of the continued earnings deterioration on the Burullus, Bonga and OGGS projects, but primarily resulting from decisions that were then under consideration relating to the implementation of our plan for financial recovery. As a result of these developments, we were in potential breach of the revised financial covenants under the waiver agreements we had obtained on July 1, 2003. We sought and obtained from our lenders under the Existing Credit Facility Agreements new waivers of these revised financial covenants.  These new waivers would expire on October 15, 2003 and replaced the original waivers which were set to expire on November 30, 2003. In addition, we announced that we were engaged in discussions with our principal lenders for the restructuring of our debt obligations.

In November 2003, we announced that (i) we expected a net loss for Fiscal Year 2003 of between US$ 400 million and US$ 450 million; (ii) we expected losses on the Burullus, Bonga and OGGS projects to amount to approximately US$ 170 million in Fiscal Year 2003; (iii) we expected to report a non-cash write-down of approximately US$ 180 million in the fourth quarter of Fiscal Year 2003; (iv) we estimated that we would recognize costs of up to US$ 25 million in Fiscal Year 2003 relating to our corporate reorganization, reflecting, in part, our plans to reduce the total workforce by approximately 20%; and (v) that we would record a provision of between US$ 25 million and US$ 75 million in Fiscal Year 2003 with respect to revenue already recognized, but for which formal agreement had not yet been obtained from the customer.

During late Fiscal Year 2003, we continued to engage in restructuring discussions with our lenders under the Existing Credit Facility Agreements. As a part of these ongoing discussions, we received four subsequent covenant waiver extensions, including an extension announced on December 29, 2003, which provided for covenant relief through April 30, 2004 subject to certain conditions.

The Private Placement, the Share Conversion and the Debt Conversion

As part of our ongoing discussions with the lenders under the Existing Credit Facility Agreements, we also considered a number of alternatives for restructuring our debt obligations and reducing our overall debt levels. In December 2003, the Board determined that it was in our best interests and in the best interests of our Shareholders to accept a proposal by a group of investors, including certain existing Shareholders, for a private placement of Common Shares. On this basis, the Board announced on December 19, 2003 (i) a fully subscribed, conditional private placement of 34,100,000 Common Shares at US$ 2.20 per share; (ii) the proposed issue to SNTG of up to 11,400,000 Common Shares in consideration for conversion by SNTG of US$ 25 million of the Subordinated Note; and (iii) a proposed subsequent issue to Qualifying Shareholders of up to 13,000,000 Common Shares at a price of US$ 2.20 per Share. The Board called for an extraordinary general meeting (which was subsequently cancelled) to be held on January 19, 2004 to consider these and related proposals.

After discussions among us, the Managers, our banks and other advisors, the Board announced that it had identified an opportunity to increase the amount of equity capital raised, and on less demanding conditions than had previously been available. On January 15, 2004, a revised equity financing proposal was agreed with substantially the same investors participating in the original proposal of December 19, 2003.

The revised equity financing proposal consisted of the following elements:

(i)                                     the Private Placement, which was completed on February 13, 2004 and generated gross proceeds of US$ 100.1 million;

(ii)                                  the Share Conversion, which was completed on February 13, 2004 and brought SNSA’s and its affiliates’ economic and voting interests into alignment with those of all other Shareholders;

(iii)                               the New Bonding Facility, which was completed and became available to us, subject to certain conditions, on February 12, 2004;

(iv)                              the Debt Conversion, which will, when completed, reduce the debt owed to SNTG by US$ 50 million as a result of the cancellation of the Subordinated Note; and

(v)                                 the proposed Subsequent Issue which, if fully subscribed, would raise additional gross proceeds of up to approximately US$ 50 million.

The Board called for a new extraordinary general meeting to be held on February 11, 2004 (the February 2004 EGM) to consider these and related proposals. At the February 2004 EGM the Shareholders approved these proposals, including authorizations to the Board to make the necessary corporate resolutions to complete the transaction to issue the New Shares. The resolutions to issue the New Shares were made in board meetings on February 13, 2004.

New Bonding Facility and Intercreditor Deed

On February 12, 2004, we entered into the New Bonding Facility and the Intercreditor Deed. The New Bonding Facility provides us with the ability to offer Bank Guarantees and other forms of surety that are often required in order to bid on and win new business. We believe that the New Bonding Facility will be sufficient to support our operations through the end of Fiscal Year 2004, at which time we will need to arrange for additional bonding facilities to support our ongoing operations. See Section 11.1 (“Financial Risks - If we cannot obtain additional new bonding facilities, our ability to win new business will be constrained”).

As a part of the New Bonding Facility, we also entered into the Intercreditor Deed, which among other things (i) allowed us to pledge existing collateral for the New Bonding Facility; (ii) provided for certain pre-payments under the US$ 440 Million Credit Facility (see Section 4.6 (“Use of Proceeds”)); and (iii) re-set the financial covenants of our Existing Credit Facility Agreements to better reflect our business and financial performance. The Intercreditor Deed incorporates changes to and supersedes the covenants and security arrangements in the Existing Credit Facility Agreements.

The new financial covenants that have been agreed under the New Bonding Facility as well as the Existing Credit Facility Agreements are described in Section 7.6 (“Credit and Guarantee Facilities”).

4.2                     The Subscription Price

The subscription price of US$ 2.20 per share for the Private Placement represents a discount of 6.4%(1) and 9.1% from the closing market prices for Common Shares on Oslo Børs and for ADRs on the Nasdaq National Market, respectively, on December 18, 2003, which was the day preceding the announcement of the initial private placement proposal.

The subscription price for the Private Placement was set based on a conditional book-building exercised and undertaken by the Managers on December 18, 2003. When determining the subscription price, the Board considered, among other factors, the historical market price for our shares, the size of the offering, our business and financial condition and general market conditions.

(1) The closing market price Oslo Børs on December 18, 2003 was NOK 15.90, and has been converted into US$ based on an exchange rate of USD/NOK 6.77.

4.3                     The Share Conversion

One of the conditions precedent to the Private Placement was the conversion (or the irrevocable agreement to convert) by SNTG of all issued 34,000,000 Class B Shares, which were held by SNTG, into Common Shares on the basis of one Common Share per two Class B Shares, the ratio set forth in the Articles (the Share Conversion).

On February 13, 2004, following an irrevocable request to the Board from SNTG for the conversion of all its Class B Shares on February 11, 2004 and approval by our Shareholders at the February 2004 EGM, we issued 17,000,000 new Common Shares to SNTG, concurrently with the completion of the Private Placement, and cancelled all of the existing 34,000,000 Class B Shares.

After giving effect to the Share Conversion, our authorized and outstanding share capital consists of Common Shares only.

4.4                     The New Shares

The Common Shares issued in the Private Placement and the Share Conversion (the New Shares) carry the right to any dividend declared with a record date on or after the date of issuance of the New Shares and otherwise rank pari passu with the other outstanding Common Shares from the date of registration of the New Shares in our register of Shareholders, which took place on February 13, 2004.

The New Shares will be tradable on Oslo Børs from and including March 12, 2004, subject to the transfer restrictions described below.

The Common Shares issued in the Private Placement have been issued with a separate ISIN number in the VPS, LU0186151188. These shares will keep this separate ISIN number until the restrictions on their deposit in a depositary facility of such shares, as described below, have been lifted. In the same period, these shares will trade on Oslo Børs under the separate symbol “STON”. Thereafter, the Common Shares issued in the Private Placement will be transferred to Stolt Offshore’s ordinary ISIN number in the VPS, LU0075646355. Holders of the Common Shares issued in the Private Placement will receive a transcript from the VPS upon transfer to the ordinary ISIN number that will confirm such transfer.

The New Shares have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S), except in certain transactions exempt from the registration requirements of the U.S. Securities Act or pursuant to a registration statement under the U.S. Securities Act. Terms used below in this section have the meanings given to them by Regulation S. The New Shares have been offered and sold outside of the United States to non-U.S. persons in reliance on Regulation S.

Additionally, the Common Shares issued in the Private Placement may not be deposited or caused to be deposited into any depositary facility, including the depositary facility for ADSs administered by Citibank N.A., until a date which is the later of (i) 40 days following the closing date for the Private Placement (March 24, 2004) and (ii) the date the New Shares begin trading on Oslo Børs, and otherwise in accordance with the terms of such depositary facility.

The Common Shares issued in the Share Conversion are subject to restrictions on transfer under U.S. securities law and therefore may not be deposited into an unrestricted depositary facility. SNTG may only offer, sell, pledge or otherwise transfer such Common Shares (i) in an offshore transaction in compliance with Regulation S under the U.S. Securities Act; (ii) pursuant to an exemption from registration under the U.S. Securities Act; or (iii) pursuant to an effective registration statement, in each case in accordance with any applicable securities laws of any state of the United States.

4.5                     The Debt Conversion

The terms of the Subordinated Note provide that it may be converted into Common Shares. On our request, SNTG has delivered to us an irrevocable undertaking to convert the Subordinated Note in return for the issuance to SNTG or a subsidiary thereof of 22,727,272 Common Shares, representing a conversion price of US$ 2.20 per share. In calculation of the conversion rate, the Subordinated Note has been valued at its face value. In accordance with Luxembourg legal requirements, we have obtained a report from an independent auditor with respect to this valuation.

As of the date of this Prospectus, the Debt Conversion has not been completed, although we and SNTG have agreed to effect this as soon as practicable. The Board was authorized by the February 2004 EGM to take the necessary actions to complete the Debt Conversion on or before December 31, 2004, on such terms as it deems necessary. We intend to effect the Debt Conversion during the second quarter of Fiscal Year 2004.

The Common Shares to be issued in the Debt Conversion (the Debt Conversion Shares) will carry the right to any dividend declared with a record date on or after the date of issuance of the Debt Conversion Shares and otherwise rank pari passu with the other outstanding Common Shares from the date of registration of the Debt Conversion Shares in our register of Shareholders.

The Debt Conversion Shares are subject to restrictions on transfer under U.S. securities law and therefore may not be deposited into an unrestricted depositary facility. SNTG (or subsidiary thereof receiving the Debt Conversion Shares) may only offer, sell, pledge or otherwise transfer such Common Shares (i) in an offshore transaction in compliance with Regulation S under the U.S. Securities Act; (ii) pursuant to an exemption from registration under the U.S. Securities Act; or (iii) pursuant to an effective registration statement, in each case in accordance with any applicable securities laws of any state of the United States.

4.6                     Use of Proceeds

Gross proceeds from the Private Placement were US$ 100.1 million. We estimate that the net proceeds from the Private Placement will be approximately US$ 94 million, after payment of fees and commissions and other estimated transaction expenses.

We intend to use the net proceeds from the Private Placement as follows: (i) to provide cash collateral for the New Bonding Facility, (ii) working capital, (iii) pre-payment of certain amounts under the US$ 440 Million Credit Facility and scheduled repayments of existing debt obligations, (iv) capital expenditures, and (v) general corporate purposes.

We either have paid or are committed to repay the following amounts outstanding under the US$ 440 Million Credit Facility (which facility bears a variable interest rate of up to LIBOR + 3.25%):

(i)                                     We have paid US$ 30 million upon receipt of the proceeds of the Private Placement.

(ii)                                  We are committed to pay US$ 15 million out of the proceeds to be received from any settlement of the dispute relating to the Duke Hubline project.

(iii)                               We are committed to pay one-half of the gross cash proceeds from the Subsequent Issue.

(iv)                              We are committed to pay US$ 20 million on or before December 1, 2004, provided that the budget approved by the lenders in respect of Fiscal Year 2005 indicates that there is sufficient financial capacity to make such payment.

As of the date of this Prospectus (and after giving effect to the repayment of US$ 30 million as set out in (i) above), we had borrowed US$ 300 million under the US$ 440 Million Credit Facility, the maximum amount available.

In addition, we repaid US$ 10 million in accordance with the terms of the US$ 55/45 Million Credit/Guarantee Facility in January 2004. Amounts available for borrowings or guarantees under this facility will be further reduced by US$ 10 million every six months, starting in July 2004.

The equity transactions contemplated in this Prospectus will be recorded in accordance with U.S. GAAP. Specifically the premium of US$ 0.20 per share, after deductions of costs, will be credited to the paid-in surplus, and the expenses of the transactions will be charged against the paid-in surplus.

The Share Conversion did not result in any cash proceeds to us. We will receive no cash proceeds from the Debt Conversion, although our debt will decrease by US$ 50 million.

4.7                     The Subsequent Issue

We intend to offer to our Shareholders as of January 15, 2004, the day before the announcement of the Private Placement, excluding those Shareholders who participated in the Private Placement, SNSA and their respective affiliates (the Qualifying Shareholders) an opportunity to subscribe for up to approximately 24,000,000 new Common Shares (the Subsequent Issue) at US$ 2.20 per Share on the basis of one new Common Share for every Common Share held by such Qualifying Shareholders of record on January 21, 2004.

If fully subscribed, the Subsequent Issue is expected to result in further gross proceeds to us of approximately US$ 50 million.

The Subsequent Issue was approved by our Shareholders at the February 2004 EGM. It is intended that the Subsequent Issue will take place before the end of May 2004, subject to the effectiveness of a registration statement for the Subsequent Issue to be filed with the SEC and submission of a prospectus with Oslo Børs.

4.8                     Costs and Expenses

The costs and expenses in connection with the Private Placement, the Share Conversion and the Debt Conversion, including the preparation and publication of this Prospectus, will be covered by Stolt Offshore, and are estimated to be as follows:

Name	Type of work	Amount (1)
		(in US$)
ABG Sundal Collier Norge ASA, Oslo, Norway	Manager	3,253,250	(2)
Pareto Securities ASA, Oslo, Norway	Manager	1,251,250
Linklaters London (England), New York (USA) and Luxembourg	UK, US and Luxembourg legal counsel to the Company	450,000
White & Case LLP, New York, USA	US legal counsel to the Company	250,000
Wikborg, Rein & Co., Oslo, Norway	Norwegian legal counsel to the Company	295,000
Ernst & Young, Oslo, Norway	Norwegian accounting advisors to the Managers	135,000
Thommessen Krefting Greve Lund, Oslo, Norway	Norwegian legal counsel to the Managers	193,000
Fiduciaire Marcel Stephany, Reviseur d’entreprises, Luxembourg	The Luxembourg auditor providing a report on the Debt Conversion	25,000
Hogan & Hartson, London (England) and New York (USA)	UK and US legal counsel to the Managers	277,000
Total		6,129,500

(1)                                  NOK and GBP amounts converted to US$ at rate of NOK 0.144, EUR 0.800 and GBP 0.535 to one US$.

(2)                                  In addition, the engagement letter with ABG Sundal Collier Norge ASA states that we may, at our sole discretion, pay an additional fee of up to 0.50% of the gross proceeds from the Private Placement.

The Managers’ fees are based on a percentage of the total proceeds from the Private Placement. The fees of the legal counsel, accounting advisors and auditor will be based on hourly rates and the amounts above represent current estimates. Costs relating to printing of this Prospectus, prospectus fees payable to Oslo Børs, share registration expenses and related matters will accrue in addition to the above mentioned amounts. These costs will be paid in cash from the proceeds of the Private Placement.

5                               Information on the Company

5.1                     General

Stolt Offshore S.A. is organized as a “Société Anonyme Holding” under the laws of the Grand Duchy of Luxembourg. Our registered office is located at 26, rue Louvigny, Luxembourg, and we are registered in the Companies’ Registrar of Luxembourg under the number B43172. Our principal executive offices are c/o Stolt Offshore M.S. Ltd., Dolphin House, Windmill Road, Sunbury-on-Thames, Middlesex TW16 7HT England, telephone number (+44) (0)1932-773-700. Our website address is www.stoltoffshore.com. The information on our website is not part of this Prospectus.

5.2                     Business Description

We are one of the largest offshore services contractors in the world. We design, procure, build, install and service a range of offshore surface and subsurface infrastructure for the global oil and gas industry. We specialize in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments.

We provide services and products that add value for our customers throughout the entire life cycle of offshore oil and gas field exploration, development and production. When a field is being developed, we apply our technical expertise and knowledge of regional conditions to offer conceptual and engineering designs for the field. We also procure or fabricate and install equipment used in field development. This equipment includes the above-water Topsides and Platforms used for processing recovered oil and gas, pipelines and electrical and hydraulic cables, known as Umbilicals, that are used to control subsea wells. We install pipelines used to transport oil and gas underwater as well as to the production and processing facilities at the surface. These may be steel pipes, referred to as rigid pipes, or of a bonded structure, referred to as flexible pipes, depending on technical requirements, and may be narrow (Flowlines) or wide (Trunklines) depending on production volumes and pressure. During the time that a field is producing oil or gas, we inspect, maintain and repair the equipment. Once the field has been depleted and is to be abandoned, we provide field decommissioning services which include the removal of offshore structures and equipment.

We are one of only a few companies that can offer a full range of offshore development and construction services on a global basis. Our operations are managed geographically through seven offices around the world. As of November 30, 2003, we employed approximately 1,650 engineering staff in project management and various engineering disciplines worldwide, including about 500 engineers assigned to projects and involved in conceptual, detailed and installation engineering. Approximately 630 of these engineers work with the Paragon Companies, which we are seeking to divest. See Section 5.8 (“Divestment Program”). We intend to reintegrate our engineering capabilities into our regional business and will retain approximately 100 of the engineers from the Paragon Companies whose expertise is most directly related to our ongoing operations.

We have operated in more than 70 countries world-wide and, as of November 30, 2003, were operating in 21 countries.

Our revenues for Fiscal Year 2003 were US$ 1.47 billion, and our Backlog on November 30, 2003 was US$ 0.89 billion, as compared to our Backlog of US$ 1.44 billion on November 30, 2002. Of the November 30, 2003 backlog amount, we expect that US$ 552 million will be recognized as revenue in Fiscal Year 2004 and US$ 334 million will be included in later years. Although our Backlog represents business that we believe to be firm, these figures are subject to change due to factors outside our control. See Section 11.2 (“Operational Risks - There might be delays or cancellation of projects included in our Backlog”).

5.3                     History and Development of Stolt Offshore

A publicly traded company since May 1993, we were established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. (Comex) and Stolt-Nielsen Seaway A/S, which were acquired by SNSA in separate transactions in 1992. At the time of acquisition, Comex was a leading worldwide subsea services contractor that pioneered deepwater saturation diving and subsea construction using both manned and unmanned techniques. Stolt-Nielsen Seaway A/S operated principally in the North Sea and pioneered the development and use of specially designed and technologically sophisticated diving support ships and ROVs to support operations in harsh deepwater environments.

In August 1998, we acquired the Houston-based Ceanic Corporation (Ceanic), a publicly traded subsea contractor, for approximately US$ 219 million. Ceanic provided a range of subsea services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services to domestic and governmental customers. With this acquisition we acquired a substantial fleet of ships mostly designed for shallow water work, ROVs and other related technologies. Our acquisition of Ceanic was strategically important in that it provided significant operations in the Gulf of Mexico. These operations, combined with our deepwater technology and expertise, allow us to participate in the growing deepwater construction market in the Gulf of Mexico.

In December 1998, we acquired the ROV business of Dolphin A/S for US$ 16.9 million. This acquisition, which included 21 ROVs mostly on long-term contracts to Norwegian oil companies, strengthened our position in the ROV drill support market in Norway.

On December 7, 1999, we completed a transaction to form a joint venture entity, NKT Flexibles, a manufacturer of flexible Flowlines and Risers for the offshore oil and gas industry. We own 49% of NKT Flexibles and the remaining 51% is owned by NKT Flexibles Holdings A/S. The total consideration for our share in the joint venture was US$ 36 million, funded partly by cash and partly by the issuance of Class A Shares. The Class A Shares were subsequently reclassified as Common Shares at a guaranteed value. This investment secures our supply of flexible pipeline products.

On December 16, 1999, we acquired the French offshore construction and engineering company ETPM S.A. (ETPM), a wholly owned subsidiary of Groupe GTM S.A. Groupe GTM was subsequently acquired by Groupe Vinci S.A. (Vinci). The total consideration for this acquisition, including debt assumed, was approximately US$ 350 million, funded partly by cash and partly by the issuance of 6.1 million Common Shares at a guaranteed value of US$ 18.50 per share. ETPM had a significant market position in West Africa (now a part of our AFMED region), which is now one of the fastest growing markets for our services.

On July 18, 2001, we acquired the Paris-based engineering company Ingerop Litwin S.A. from Vinci. On September 4, 2001, we acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. We paid a total of US$ 16.7 million in cash for these two acquisitions, US$ 4.3 million of which in relation to the Paragon acquisition has been deferred until March 2005. The intent of these acquisitions at the time was to add conceptual design and detailed engineering skills as a stand-alone resource for the company. These functions will in the future be performed by engineering departments embedded with the individual regions, rather than being provided by separate subsidiary companies. As described in Section 5.8 (“Divestment Program”), these two companies have been identified for divestment.

On February 20, 2004, we sold to Oceaneering International Inc. our ROV Drill Support Business, consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, for approximately US$ 48 million. The sale realized approximately US$ 43 million in cash to us after minority interests and transaction costs.

5.4                     Mission and Strategy

Our mission is to design, procure, fabricate, install and maintain complete subsea pipeline and Riser systems for the global offshore oil and gas industry.

Historically, we have provided a full range of engineering, subsea construction and IMR services in both deep and shallow water environments. In the second quarter of Fiscal Year 2003, under the direction of our new senior management team, we initiated a comprehensive review ofour strategy, capabilities and operations. As a result of this review, we have developed a new strategy emphasizing our deep water strengths. This strategy has three principal elements:

(i)                  focus on our capabilities in the design, installation and maintenance of subsea construction, Umbilical, Riser and Flowline systems (SURF) in deep water and harsh environments;

(ii)               deliver Conventional services in shallow water environments where doing so is complementary to our deep water SURF business; and

(iii)            selectively engage in underwater IMR services to maintain an ongoing market presence in key deep water areas and adjacent shallow water environments.

We believe that the deep water SURF market offers the prospect for long-term growth, as oil and gas exploration activities move to increasingly deeper water environments. This market is also technologically challenging, which poses significant challenge to any prospective competitor that does not already have such technological sophistication. We have adopted a strategy focusing on this market, because our principal operations have historically involved SURF activities in deep water and harsh environments, and our specialized ships, assets and technical capabilities provide us with a competitive advantage in tendering for deep water projects. We are selectively also focusing on Conventional and IMR activities to offer deep water customers a broad portfolio of services.

We are well positioned to implement our strategy based on our capabilities and experiences. Our engineering resources include approximately 1,100 engineers (excluding those in the Paragon Companies, which we intend to divest). Many of our engineers have significant experience providing complex conceptual and detailed designs on some of the most difficult offshore projects completed in recent years, such as the Girassol project which involved work at depths over 1,300 meters. Much of our SURF experience has been focused in the most active offshore markets, including West Africa and the North Sea and has enabled us to develop strong business relationships with numerous national oil companies. Our local fabrication yards in Warri, Nigeria and Lobito, Angola enable us to provide the local content necessary to compete in the important West African market.

As a part of the implementation of our strategy, we commenced a restructuring of our business in the second quarter of Fiscal Year 2003, which continued into the third and fourth quarters. We realigned our operating structure from a product line focus to a regional focus with five regions: Africa, the Mediterranean and the Caspian Sea (AFMED); Northern Europe and Canada (NEC); North America and Mexico (NAMEX); South America (SAM); and Asia Middle East (AME). Each region is headed by a vice-president, who is responsible for managing all aspects of the projects within the region, from initial tender to completion, and, under our new management structure, is accountable for profits and losses for such projects.

Additionally, we have changed our policies addressing how we tender for new projects. We have implemented the following new procedures in connection with our tendering practices:

(i)                                     Formal review process: We have implemented a disciplined approach to the tender review process. We now require all tender proposals to provide a uniform set of operational, financial and legal information, in order to ensure a consistent review process across the Company. Tender candidates that lack the appropriate information are not considered for review.

(ii)                                  Management accountability: We have appointed new management and have implemented a broad management approach to the tender review process. Tenders are first reviewed at the regional level where the technical, operational, legal and financial aspects of the proposal are considered in detail. Completion of the regional review process requires the formal approval of the regional vice-president, followed by a detailed review by our corporate tender review board, which is composed of a cross-functional team of senior level managers. With respect to large tenders, regional approval requires further approval by the Chief Operating Officer, the Chief Executive Officer or the Board, depending on the value of the tender.

(iii)                               Risk management: We perform a formal risk assessment process of each project for which we intend to submit a tender. The assessment consists of a legal risk assessment that compares the contractual terms and conditions of the proposed tender to our standard terms and conditions. The financial impact of any deviation from our standard terms and conditions is quantified and a risk mitigation plan is proposed. In addition, we conduct an operational risk assessment that analyzes factors such as the impact of weather, supplier delays, strikes, and other factors to quantify the potential financial impact of such events.

The impact of our new tendering policies has been a change in the way in which we evaluate new business opportunities. The information contained in tender review packages is uniform across our organization, allowing us to weigh the risks and benefits of tendering for various projects. A larger proportion of tenders is being reviewed centrally by corporate management and we place greater emphasis on our standard contractual terms and conditions. With these new policies in place, we expect to devote more management time to the tendering process and to be more selective with respect to the initiation of new projects.

As a part of our new strategic focus, we have disposed of two ships and our ROV Drill Support Business. We are actively seeking to dispose of certain other assets that are not essential to our redefined core business.  These assets include: (i) our survey business; (ii) Serimer DASA, our pipe welding service business; (iii) certain other ships considered surplus to our requirement; and (iv) the Paragon Companies. This is further described in Section 5.8 (“Divestment Program”) below. The disposal of these assets will allow us to lower our cost base and improve our liquidity while maintaining the construction assets and technical capabilities that are important to the implementation of our strategy.

5.5                     Service Capabilities

We classify our service capabilities into the following areas:

•                  Subsea construction, Umbilicals, Risers and Flowlines (SURF): This comprises engineering and construction work relating to oil and gas fields that are developed subsea (meaning the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a Platform). This includes tie-back projects, which involve pipeplaying, Umbilical installation and Trenching or Ploughing, to connect a new subsea development to an existing production facility. The installation of Jumpers and Spoolpieces, as well as Hyperbaric welding, are also typical SURF activities. SURF also includes large multi-year projects encompassing all pipelay, Riser and Umbilical activities of a complete field development. This capability also includes ship charters and rental of equipment and construction support ROVs. For Fiscal Year 2003, our SURF activities accounted for approximately 40% of our revenue.

•                  Conventional: This comprises engineering and construction activities relating to Platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts. Conventional activities include design, construction and installation of fixed Platforms, and also includes selected ship charters and equipment rental in relation to Conventional activities. For Fiscal Year 2003, our Conventional activities accounted for approximately 35% of our revenue.

•                  Inspection, maintenance and repair (IMR): This comprises, among other things, Platform surveys, debris removal and pipeline inspections using ROVs. We conduct IMR activities both under long-term frame agreements with customers and in the spot market. This category also includes ship charters and equipment rental relating to IMR activities. For Fiscal Year 2003, our IMR activities accounted for approximately 14% of our revenue.

•                  Trunklines: This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances (Trunklines). Trunkline projects typically are based on large contracts, utilizing our LB 200 pipelay barge. In Fiscal Year 2003, there were no Trunkline activities.

•                  Corporate: This comprises all activities that serve more than one region. These include: the Paragon Companies, NKT Flexibles, SHL, Serimer DASA and assets that have global mobility including construction and Flowline lay support ships, ROVs, Trenchers, Ploughs and other mobile assets that are not allocated to any one region. For Fiscal Year 2003, our Corporate activities accounted for approximately 11% of our revenue.

We also provide field decommissioning services at the end of the working life of an offshore oilfield.

5.6                     Business Segments

During 2003, we realigned the geographical segments we use to manage our business. We consolidated our United Kingdom, Norwegian and eastern Canadian operations into the Northern Europe and Canada (NEC) region and redefined our remaining geographic segments. Each region is headed by a vice-president who is responsible for managing all aspects of the projects within the region, from initial tender to completion, and, under our new management structure, is accountable for profits and losses for such projects.

Our operations are managed through seven regional offices: Nanterre, France for the AFMED region; Aberdeen, United Kingdom (for the UK area) and Stavanger, Norway (for the Norwegian area) for the NEC region; Houston, Texas in the United States for the NAMEX region; Rio de Janeiro, Brazil for the SAM region; Jakarta, Indonesia for the AME region; and Sunbury, United Kingdom for Corporate activities. We assemble and construct offshore infrastructure equipment at our fabrication yards in Nigeria, Angola and the United States (New Orleans, Louisiana).

We have business segments based on the geographic distribution of the activities as follows:

Segment	Geographic Coverage

Africa, the Mediterranean and the Caspian Sea region (AFMED)	Includes all activities in Africa, the Mediterranean and the Caspian Sea, but excludes Azerbaijan.

Northern Europe and Canada region (NEC)	Includes all activities in Northern Europe, Eastern Canada and Azerbaijan.

North America and Mexico region (NAMEX)	Includes all activities in North America, including Mexico, Central America the Caribbean and Western Canada.

South America region (SAM)	Includes all activities in South America and the islands of the southern Atlantic Ocean.

Asia and Middle East region (AME)	Includes all activities in the Asia Pacific, India, and the Middle East, excluding the Caspian Sea.

Corporate	Includes all activities that serve more than one region. These include:

• Paragon Engineering Services, Inc. and Paragon Litwin S.A., which both provide engineering services for the onshore and offshore oil and gas industry;

• NKT Flexibles, a joint venture that manufactures flexible pipeline and Risers;

• SHL, a joint venture with a subsidiary of the Russian oil company Lukoil;

• Serimer DASA, a contract surface welding services entity employed by both onshore and offshore pipelay contractors;

• assets which have global mobility including construction and Flowline lay support ships, ROVs, Trenchers, Ploughs and other mobile assets that are not allocated to any one region; and

• management and corporate services provided for the benefit of all Stolt Offshore businesses.

Africa, the Mediterranean and the Caspian Sea region (AFMED)

The majority of our business in the AFMED region is in West Africa and involves SURF and Conventional projects, as well as a limited number of IMR projects. We operate two fabrication yards in the region, in Nigeria and Angola. Significant operations in 2003 included SURF projects with Shell, Total and ChevronTexaco. In 2003, we successfully completed the offshore installation phase on the Scarab and Saffron developments for the Burullus Gas Company in Egypt, and the OGGS project in Nigeria. Offshore operations are continuing on the Shell Bonga and Forcados Yokri projects in Nigeria and the ChevronTexaco Sanha Bomboco project in Angola. In addition, in 2003 we commenced the offshore installation phase on the Erha project for ExxonMobil in Nigeria, and the pre-installation phase of the Benguela and Belize project for (Daewoo) Shipbuilding and Marine Engineering Company in Angola. We are also a member of a joint venture consortium, which was awarded the Dalia FPSO project in Angola by Total in 2003. In February 2004, a consortium composed of Stolt Offshore and Technip was awarded a SURF contract by BP Angola, involving depths up to 1,500 meters in the Greater Plutonio field, offshore Angola, which is expected to be constructed through approximately 2007. Our share of this contract amounts to US$ 550 million, representing the largest contract we have ever been awarded.

Northern Europe and Canada region (NEC)

The NEC region’s business consists of SURF and Trunkline projects for major oil companies as well as IMR services. The majority of the IMR projects are short-term in nature, but they can also be awarded over a longer term by means of a frame agreement. We have completed two major SURF projects in 2003, namely Skirne Byggve for Total and the Vigdis extension for Statoil. Included in our Backlog for the NEC region are: (i) a long-term contract with Statoil for construction and maintenance work that will be performed through our joint venture with Subsea 7; and (ii) a long-term IMR contract with British Petroleum (BP), which is expected to be completed in 2005. In November 2003, we received a letter of intent from the Langeled consortium headed by Norsk Hydro (previously known as the Ormen Lange project) for a Trunkline contract involving the installation in 2005 of 540 kilometers of pipeline in the North Sea, with an option for a further 360 kilometers in 2006.

North America and Mexico region (NAMEX)

Our NAMEX regional business includes Conventional and SURF projects as well as day rate diving and IMR work. A significant number of contracts in this region involves short-term spot market diving and IMR activities. In 2003, we completed the Duke Hubline project, which was a Conventional project offshore the United States. Also in 2003, we started work on the Angostura project, which is a Conventional project for BHP Billiton in Trinidad and Tobago.

South America region (SAM)

The majority of our operations in the SAM region is located in Brazil, which currently operates mostly as a single customer market, controlled by Petrobras, the Brazilian state oil company. Brazil has now opened offshore oil and gas fields to foreign operators, which are expected to finance the growth of Brazilian offshore oil production by means of production sharing contracts.

The Brazilian market contains a number of large fields which are located in deep water and will require extensive use of diverless subsea construction techniques.

We currently have a four-year contract, which commenced in August 2001, with an optional four-year extension, for the charter of the Seaway Condor by Petrobras. The ship was upgraded for that contract. We also have a four-year contract with Petrobras for the Seaway Harrier, which began in July 2001. The contracts are for Flowline lay, diving support and ROV services.

Asia and Middle East region (AME)

We are active in Conventional and IMR work in the AME region. Most of our current projects are in Indonesia, where our operations are performed through our subsidiary, PT Komaritim. The AME region is characterized by long distances between areas of offshore oil operations and from other areas of the world that have offshore development activities. Such long distances may result in high mobilization costs.

Corporate

The Corporate segment includes activities that are categorized as “stand alone” businesses, since they are not assigned to a specific geographical segment but rather provide services to our entire company. These include the activities of our wholly owned subsidiaries Serimer DASA and the Paragon Companies, as well as our interest in the SHL and NKT Flexibles joint ventures. We expect to complete the sales of Serimer DASA and the Paragon Companies during 2004. The Corporate segment also includes Flowline lay ships, ROVs, Trenchers, Ploughs, and other mobile assets and equipment that are used globally and therefore are not allocated to any specific region, management and corporate services which benefit of the entire organization. Included in management and corporate services are: finance; legal; tax; treasury, strategic planning; human resources; information management; investor relations; technical development; marine operations; commercial advice and business development; health, safety and environmental management; and quality assurance and general management.

5.7                     Key Assets

We operate a fleet of highly specialized ships, barges and unmanned underwater remotely operated vehicles, or ROVs, deployed in the world’s major offshore oil and gas exploration regions. Our key assets include:

•                  8 construction support ships;

•                  4 Flowline lay ships;

•                  4 survey/inspection, repair and maintenance ships;

•                  8 anchored construction and maintenance ships;

•                  1 Heavy lift ship (operated by SHL);

•                  6 pipelay barges;

•                  4 tugs and other ships; and

•                  31 ROVs (after giving effect to the sale of our ROV Drill Support Business).

Capital Expenditures

Our capital expenditures for property, plant and equipment were US$ 21.9 million in Fiscal Year 2003, US$ 54.6 million in Fiscal Year 2002 and US$ 62.9 million in Fiscal Year 2001. The capital expenditures were financed by our operating cash flows and additional funds drawn on new and existing credit facilities.

The table below sets forth information with respect to our principal capital expenditures for fixed assets in each of the last three fiscal years. The ongoing capital expenditures will be funded with cash from operations and additional funds drawn on new and existing credit facilities.

Description	2003	2002	2001
	(unaudited)
	(in US$ millions)
Equipment and Asset Development	8.1	28.9	38.0
Capacity Upgrades to Ships and Other Equipment	12.3	24.1	21.2
Other	1.5	1.6	3.7
Total	21.9	54.6	62.9

The five largest capital expenditure projects during Fiscal Year 2003 (unaudited) are set out in the table below.

Asset	Description of Capital Expenditure project	Unaudited
		(in US$ thousands)
SCR Pull-in System	SCR pull-in system	3,695
Seaway Polaris	J-Lay tower upgrade (Bonga project)	2,770
Seaway Osprey	New knuckle jib crane	2,639
Seaway Polaris	J-Lay system upgrade	2,271
IMR project	Asset supply chain management software	1,818
Total		13,193

We expect our capital expenditures in Fiscal Year 2004 to amount to approximately US$ 50.8 million, of which US$ 2.0 million is committed as of January 31, 2004.

5.8                     Divestment Program

As a part of our new strategic focus, we identified a number of assets and businesses which we no longer consider essential to be performed in-house in order to execute our core operations. Services such as surveying, surface welding and ROV drill support services are not central to our focus on the SURF market. When our customers in the future require such services, we will purchase them from third parties. Further, we have reorganized our engineering functions and integrated them into the regional structure. Consequently, we no longer require our engineering services to be provided by the Paragon Companies, which have been offered for sale. In addition, we have designated a number of ships and other operating assets that we consider duplicative or that could be more cost-effectively procured through outsourcing.

Disposals of Businesses and Assets

On February 20, 2004, we sold to Oceaneering International Inc. our ROV Drill Support Business, consisting of a fleet of 44 of our ROVs and certain ancillary equipment, together with related contracts and employees. We received approximately US$ 48 million in gross proceeds, and US$ 43 million in cash from the transaction after transaction costs and payments to minority shareholders.

We have sold or agreed to sell the following ships:

•                  American Eagle, a 43.5 meter construction support ship, which we acquired in 1998. The sale has been completed.

•                  Anette, a 61 meter pipelay and marine construction barge, which we acquired in 1978. The sale has been completed.

•                  Seaway Invincible, a 71 meter ROV support, subsea construction ship, which we acquired in 1998.

•                  Seaway Rover, a 71 meter ROV support and subsea construction ship, which we acquired in 1998.

•                  Seaway Pioneer, a 64 meter ROV and hardsuit diving support and subsea construction ship.

The aggregate proceeds from these sales is expected to be approximately US$ 3.1 million.

In addition, during 2003, as part of our ongoing operations and normal replacement programs, we have disposed of a number of smaller assets, including a number of ROVs in the AME region. The aggregate proceeds from these dispositions amounted to less than US$ 2.0 million, with no single disposition accounting for proceeds in excess of US$ 1.0 million.

Businesses and Assets Held for Sale

We have identified the following non-core assets and businesses for sale:

(i)                                     Serimer DASA: This is a wholly owned specialized welding services and welding equipment manufacturing company with its head office near Paris, France. In addition, we have a marketing organization in Texas, United States. Serimer DASA provides automatic surface welding services primarily to offshore pipelaying contractors. We expect to dispose of this business by the end of the second quarter of Fiscal Year 2004.

(ii)                                  Paragon Companies: These engineering businesses, which were acquired in 2001, are expected to be sold by the end of the second quarter of Fiscal Year 2004. Certain of the engineering services they have provided will be re-integrated into our business, and we expect to retain approximately 100 engineers from the Paragon Companies.

(iii)                               Survey Business: Our survey business consists of two owned ships (Seaway Legend and Elang Laut), one ship on charter (Seaway Petrel), their marine equipment, spare parts and additional equipment, including five survey ROVs. We intend to sell this business by the second quarter of Fiscal Year 2004. We intend to outsource our survey work to the buyer of this business.

(iv)                              Ships (excluding those in the survey business):

•                        Seaway Kingfisher, a 90 meter dedicated inspection, maintenance and repair construction ship, which was acquired in 1998 through a joint venture in which we own a 50% interest.

•                        Seaway Kestrel, a 98 meter Dynamically Positioned reeled flex-lay, pipelay and diving support ship, which we acquired as part of the ETPM acquisition in 1999.

•                        Seaway Explorer, an 81 meter Dynamically Positioned subsea construction ship, which we acquired as part of the ETPM acquisition in 1999.

We do not expect to sell these ships during Fiscal Year 2004, because the market for Dynamically Positioned offshore support ships that are over ten years old is limited and our goal is to obtain an acceptable price for the ships. Seaway Kingfisher has been chartered for 12 months, plus exstensions, with an option to purchase. In addition, we expect Seaway Kestrel and Seaway Kingfisher to be utilized in our operations during 2004. Seaway Explorer currently remains idle. In addition to these three ships, it is possible that the three ships associated with our survey business (Seaway Petrel, Seaway Legend and Elang Laut) will be disposed of as separate assets.

Impairment

According to Financial Accounting Standard (FAS) No. 144, a long-lived asset must be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We recognized aggregate impairment charges of US$ 176.5 million in Fiscal Year 2003, as set forth in the following table:

Basis for impairment charge	US$ million

Ships offered for sale
A sales brochure was published in September 2003 by Derrick Offshore, a ship broker acting for us, offering six ships for sale. These were Seaway Kestrel, Seaway Explorer, Seaway Invincible, Seaway Rover, Seaway Legend and the Seaway Kingfisher. Seaway Kingfisher is owned by a joint venture and is chartered to Stolt Offshore.  The broker provided guidance as to the prices that could be obtained under current market conditions. These prices were at a level substantially below the carrying values of the ships and were confirmed by a formal valuation in January 2004. An impairment charge was recorded against the carrying value of the five owned ships, measured on the basis of the broker’s valuation. A further ship, Seaway Pioneer, was valued separately in preparation to being offered for sale, and an appropriate impairment charge was recorded. Seaway Pioneer has been sold since the end of Fiscal Year 2003.

52.4

LB200 Pipelay Barge
As part of the business restructuring initiated by our new management team, a separate Trunkline business unit was established in the fourth quarter of Fiscal Year 2003, specifically dedicated to the marketing and operation of the LB200 pipelay barge. An in-depth review was then performed to determine the predicted world-wide demand for Trunkline lay, and the available barges capable of performing this type of work. The outcomes from bid processes during the fourth quarter of Fiscal Year 2003 was also evaluated. This review resulted in a revised forecast of utilisation and future daily charge-out rates for the LB 200 and an impairment charge was recorded on the basis of a fair value calculation using discounted cash flows. An external ship broker reviewed this calculation at our request and validated the underlying market assumptions.

47.5

Radial Friction Welding
The Radical Friction Welding (RFW) program was started in June 1995 to design and fabricate a high quality ship-mounted welding system for use on 6- to 12-inch Flowlines, at a production rate of 200 pipe joints per day. The system was designed not only for welding normal high tensile carbon steels, but also for the emerging premium market for corrosion resistant alloys. However, it proved too large and complex to install on one of our existing ships and fabrication was suspended in December 2000. In 2002, we launched a joint feasibility study with a third party shipowner to install the equipment on an existing ship, which would be operated as a specialized deepsea construction ship by a joint venture. The study indicated that adaptation of the existing ship would necessitate substantial additional investment, so we commissioned an agent to identify and attract a further outside investor.

We received a status note from this agent on November 28, 2003, confirming that he had been unable to attract any further investors to join the project, which meant that the proposed joint venture could not proceed. Although efforts to find alternative uses for the RFW will continue, the market trend has moved away from corrosion-resistant alloys and more competitive welding technologies have emerged. It is therefore no longer appropriate to carry this asset other than at scrap value and an impairment charge has been recorded to reduce the carrying value to zero.

42.7

Other Ships and Offshore Equipment
At the time of preparation of the annual operating budget for Fiscal Year 2004 and three-year plan in October 2003, Management assessed the level of expected future utilization of all its assets in the light of the business strategies established in the new management’s business plan, and a number of assets were found to be under-utilized. The major items included a ship (Seaway Defender), three remote-operated MATISTM superscript pipe-connectors, nine ROVs, the Smartleg platform-deck installation equipment, three Trenchers/Ploughs, hardsuit diving equipment, and four pipe carousels. The impairment charge was recorded on the basis of fair value calculations performed by us using discounted cash flows.

29.1

Lobito Yard Assets This category comprises a large quantity of our equipment located at the Lobito fabrication yard on long-term lease to Sonamet, including cranes, tractors, cutting and welding equipment, generators and vehicles. A buy-out proposal from Sonamet to acquire the equipment was received in the fourth quarter of Fiscal Year 2003 and an impairment charge was recorded to reduce the carrying value to the expected sale price. The assets were sold to Sonamet at that price after end of Fiscal Year 2003.	4.8

Total	176.5

In addition to the above, tangible fixed asset impairment charges were recorded in the books of two of our equity joint ventures. First, an impairment charge of US$ 6.6 million was recorded in respect of our share of the impairment of the fixed assets of NKT Flexibles, which identified excess manufacturing capacity following a reduction in its anticipated future revenue and market share in the fourth quarter of Fiscal Year 2003. The impairment was measured on the basis of discounted cash flows prepared by the joint venture. Second, an impairment charge was recorded in the books of the joint venture which owns the Seaway Kingfisher, following an outside valuation of the ship. Our equity share of this impairment charge was US$ 1.4 million. Both charges were recorded in the “equity in net income of non-consolidated joint ventures” balance in the income statements for Fiscal Year 2003.

5.9                     Investments in and Long-Term Funding to Non-Consolidated Joint Ventures

We offer heavy lift floating crane services through SHL. SHL charters the heavy lift barge Stanislav Yudin from a subsidiary of Lukoil Kaliningradmorneft plc, our joint venture partner in SHL. The barge operates worldwide providing heavy lift services to a range of offshore companies, including occasional projects for us. The charter hire period was recently extended for a further five-year period until 2010.

We also manufacture flexible Flowlines and dynamic flexible Risers through NKT Flexibles. During Fiscal Year 2002, and again in Fiscal Year 2003, NKT Flexibles management revised the joint venture’s strategy and downgraded expectations for growth in future years. Our equity share of the net loss in NKT Flexibles in Fiscal Year 2003 included US$ 6.6 million and in Fiscal Year 2002 included US$ 8.1 million in respect of fixed asset impairment charges recorded by the joint venture. On December 3, 2002, we made a capital contribution of US$ 12.6 million in cash to NKT Flexibles. On the same date, NKT Flexibles repaid an outstanding loan for US$ 12.6 million due to us. In addition, a 100% provision was recorded in November 2003 in respect of advances of US$ 3.1 million made to NKT Flexibles during Fiscal Year 2003.

Our joint ventures in Angola with Sonangol (conducted via Sonamet) provide strategic access to the offshore Angolan market through the operation of the Sonamet fabrication yard at Lobito. The Sonamet fabrication yard enables us to offer locally manufactured structures and components for offshore projects. The provision of local content is an important strategic advantage in the West African offshore market, as there are local content requirements. In addition to local manufacturing materials, we also provide local-offshore support personnel and equipment through Sonastolt. Both these companies are majority-owned (55%) by us, but are not consolidated due the significant participating influence of Sonangol.

We created a joint venture with Technip and Saipem S.A. to bid for work on the Dalia field development in Block 17 offshore Angola, which we were awarded in May 2003 by Total E&P Angola. The joint venture has responsibility for project management, engineering, procurement, onshore commissioning and offshore hook-up of the FPSO. The total contract value amounts to approximately US$ 430 million, of which our share is 27.5%. As of November 30, 2003, the percentage of completion of the project was too low to require any profit to be included in our consolidated statement of operations for Fiscal Year 2003.

The remainder of our joint ventures have been formed either with a national oil company, such as the State Oil Company of the Azerbaijan Republic (SOCAR) in Azerbaijan, or on a project-specific basis to enhance the range of services provided to the customer. We typically have interests ranging from 25% to 50% in these joint ventures.

Where joint ventures are project specific, we will typically be obliged to contribute our proportionate share of funding requirements. In addition we may be liable for the failure of our joint venture partners to fulfill their obligations. (See Section 11 (“Risk Factors”). We will normally also have an obligation to meet our proportionate share of funding needs in long-term joint ventures. However such joint venture investments would require unanimity among joint venture partners.

As of November 30, 2003, our investments in and long-term funding to non-consolidated joint ventures comprised the following:

		Unaudited
As of November 30 (in thousands)	Geographical Location	Ownership	2003	2002	2001
		%	US$	US$	US$
NKT Flexibles	Denmark, Corporate	49.0%	10,987	5,827	18,379
Mar Profundo Girassol	West Africa, AFMED	50.0%	100	8,618	9,580
Sonamet	West Africa, AFMED	55.0%	7.406	(501)	(7,458)
Sonastolt	West Africa, AFMED	55.0%	10,648	6,331	6,150
Seaway Heavy Lifting Limited	Cyprus, Corporate	30.0%	4,295	2,600	3,191
Stolt/Subsea 7	Norway, NEC	50.0%	2,133	1,551	2,597
Kingfisher D.A.	Norway, NEC	50.0%	3,796	4,346	3,130
Dalia FPSO	West Africa, AFMED	27.5%	561	—	—
Other	AFMED, NEC		—	2	(40)
Total			39,926	28,774	35,529

In circumstances where we own more than 50% of the voting interest, but our ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

We accrue losses in excess of the investment value when we are committed to provide ongoing financial support to the joint venture.

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

The tables below set out a summary of unaudited financial information for Fiscal Year 2003 for our non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures’ unaudited financial statements:

Income statement data

For the year ended November 30 (in thousands)	Unaudited
	2003	2002	2001
	US$	US$	US$
Net operating revenue	323,519	298,212	296,305
Gross profit	29,009	37,930	27,599
Net income	3,518	9,203	24,329

Balance sheet data

As of November 30 (in thousands)	Unaudited
	2003	2002	2001
	US$	US$	US$
Current assets	469,205	159,033	231,402
Non-current assets	88,055	97,621	104,868
Current liabilities	464,666	161,283	237,581
Long-term liabilities	7,610	12,833	38,922

5.10              Market, Sales and Competition

Marketing and Tendering

Marketing of our services is performed through our regional offices. Our marketing strategy is focussed on ensuring that we are invited to bid on all projects that are consistent with our strategy, and where we have a competitive advantage on the basis of our ships, our fabrication capacity, our engineering excellence and/or our technological specialization.

Most of our work is obtained through a competitive tendering process. When a target project is identified by our regional marketing staff, the decision to prepare and submit a competitive bid is taken by management in accordance with delegated authority limits. Cost estimates are prepared on the basis of a detailed standard costing manual, and the selling price and contract terms are based on our minimum commercial standards and market conditions. Before the tender package is submitted to the customer, it is subject to detailed review; this review is performed by representatives of regional, legal and finance departments; major project tenders are also subject to approval by our senior management, and very large tenders are also subject to approval by the Chief Operating Officer, the Chief Executive Officer or the Board. For a description of the changes we have made to our tendering policies, see Section 5.4 (“Mission and Strategy”) above.

Customers

In Fiscal Year 2003, we had 120 customers worldwide, of which 20 were major national and international oil and gas companies. The level of construction services required by any particular customer depends on the size of that customer’s capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenue in one Fiscal Year may represent an immaterial portion of contract revenue in subsequent Fiscal Years. In Fiscal Year 2003, Shell, Total, and ChevronTexaco accounted for 23%, 12%, and 10% of our net operating revenue, respectively. In Fiscal Year 2002, Shell accounted for 20%, while BG Group and Total accounted for 10% and 9%, respectively. During Fiscal Years 2003 and 2002, our ten largest customers accounted for 76% and 69%, respectively, of our net operating revenue, and over that period six customers, Shell, Total, Statoil, Petrobras, British Petroleum (BP) and Triton/Amerada Hess consistently numbered among our ten largest customers. Historically, our business has involved a relatively concentrated number of significant projects in any year and we expect that to continue. Consequently, we expect that a limited number of customers will account for significant portions of our revenues in any year.

Competition

The offshore contracting business is highly competitive. Consolidation in the offshore oil and gas services industry in the last few years has resulted in fewer but more substantial competitors. Although we believe that customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is the primary factor in determining which qualified contractor with available equipment will be awarded a contract. Our ships are specialized and have few alternative uses and, because of their nature and the environment in which they work, have relatively high maintenance costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling our ships, we may from time to time be required to bid our ships in projects at lower margins depending on the prevailing contractual rates in a given region.

We believe that we are one of only four companies capable of providing a wide range of offshore services on a worldwide basis in the major offshore oil and gas producing regions. Competition in the SURF market is limited to five main competitors, Technip, Subsea 7, Saipem, Heerema and McDermott. We are subject to intense competition from these offshore contractors most of whom have significantly greater financial resources than we have. In North America, J. Ray McDermott Inc., Global Industries Inc., Cal Dive International, Torch Offshore Inc. and Horizon Offshore Contractors Inc. also provide similar services to those that we provide. Additionally, these services are provided by J. Ray McDermott Inc. in the Asia Pacific and the Middle East and by Global Industries Inc. in the Asia Pacific and West Africa. However, we believe that these companies are not capable of operating in all the major oil and gas producing regions worldwide. We also compete with Allseas Marine Contractors and Heerema who operate in the worldwide market, providing Trunkline and rigid pipelay services and heavy lifting services, respectively. We also face substantial competition from smaller regional competitors and less integrated providers of offshore services.

Our market share varies by geographical region and by service capability. In the SURF market, we estimate our global market share to be approximately 24%, although our share of the West African SURF market is estimated to be 38% and 34% in the NEC region.  In the Conventional market, we estimate our market share to be approximately 27% in the AFMED region and 10% in the NAMEX region, although our share of the worldwide market is estimated to be only 6%. In the IMR market, the NAMEX and SAM regions show the highest market share, with estimated market shares of approximately 16% and 10%, respectively. We estimate that we have a market share of approximately 6% in the IMR market. We have based these estimates on both internal and external information.

5.11              Seasonality

Over the past three years, a significant portion of our revenue has been generated from work performed in the North Sea and North America. Adverse weather conditions during the winter months in these regions usually result in low levels of activity, although this is less apparent than in the past due to technological advances. In offshore West Africa, optimal weather conditions exist from October to April, and most offshore operations are scheduled for that period. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, we may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are delayed or reduced.

5.12              Supplies and Raw Materials

We generally do not manufacture the components used in the offshore services that we provide, but rather procure and install equipment manufactured or fabricated by others. We do fabricate structures using components and equipment we procure and this work is performed at our onshore fabrication yards located in Lobito (Angola) and Warri (Nigeria). We coordinate our procurement and supply activities on a regional basis with corporate management overseeing the procurement and supply function for all of our operations.

We do not believe that long-term contracts for the supply of materials or services are appropriate, as the nature of our business does not enable us to guarantee certain levels of constant business and volumes with the suppliers. However, we seek every opportunity to leverage our spending on commodities and services across projects.

We always seek bids from subcontractors and suppliers to ensure we get competitive prices and look to introduce new reliable sources of supply to influence the market and enable us to seek the very best prices and service. For key commodities and services we also maintain a close watch on current and future pricing trends by communicating with our suppliers to understand the status of their order books, available manufacturing capacity and the influence of raw material costs on pricing.

We also focus on building strategic relationships with the companies whose products or services we see as having the most significant influence on our business success. To further reinforce this strategy for managing the supply market we have designated certain managers as commodity experts within the Company who focus on these companies and commodities.

5.13              Intellectual Property

To support our engineering and operational activities we hold a number of patents, trademarks, software and other intellectual property. We have 102 patents in force in 45 countries and currently a portfolio of 145 additional developments under patent application. A limited number of our patents are held in common with other industrial partners. We also conduct some of our operations under licensing agreements allowing us to make use of specific techniques or equipment patented by third parties. However, we do not consider that any one patent or technology represents a significant percentage of our net operating revenue. As discussed under Section 5.16 (“Legal Proceedings and Arbitration”), we are in dispute with a competitor who is claiming damages for infringement of a patented technology.

Our research and development programs have concentrated both on the requirements of our customers, who are constantly seeking to develop oil and gas reserves in deeper waters, and increasing the efficiency of our offshore equipment and operations. We have research and development programs aimed at developing new and extending existing technology for the installation, repair and maintenance of offshore structures, particularly in ultra deep water (beyond 1,500 meters). Recent successes include the Riser bundle tower system, which was designed, built, and installed in 1,400 meters of water for the Girassol project in Angola, and the MATIS™ pipeline connection system. Our research and development activities are in general carried out internally using both dedicated research personnel and as part of specific projects. Where appropriate, external research and development is performed either through strategic technological alliances or joint industry collaborative projects. Our expenditures on company-sponsored research and development were approximately US$ 1 million in each of Fiscal Years 2003, 2002 and 2001.

5.14              Property

Major Assets

The following table describes our major assets as of February 29, 2004:

Name	Capabilities	Year built/ Major upgrade	ROVs	Length overall (meters)	Owned/ Chartered
Construction Support Ships
Seaway Harrier	Subsea construction	1985	1	84	Owned (1)
Seaway Hawk	Subsea construction	1978	—	93	Owned
Seaway Osprey	Flexible Flowline and Umbilical lay, accepts coiled tubing, straightener for tubing, stern roller	1984/1992/1996/ 2003	1	102	Owned (1)
Seaway Eagle	Flexible Flowline lay, multi-purpose subsea construction	1997	2	140	Owned (1)
Seaway Legend	ROV and hardsuit diving support, subsea construction	1985/1998	—	73	Owned (7)
Discovery	Flexible Flowline lay, subsea construction	1990	1	120	Chartered (2)
Seaway Kingfisher	Diverless inspection, repair and maintenance	1990/1998	2	90	Chartered (3, 7)
Seaway Explorer	Trenching ship	1984	—	80	Owned (1, 7)

Flowline Lay Ships
Seaway Condor	Flexible Flowline and Umbilical lay, module handling system, Trenching	1982/1994/1999/ 2002	2	141	Owned (1)
Seaway Falcon	Rigid and flexible Flowline and Umbilical lay	1976/1995/1997/ 2001	2	162	Owned (1)
Seaway Polaris	Deepwater derrick/pipelay barge	1979/1991/1996/ 1999/2002/2003	2	137	Owned (1)
Seaway Kestrel	Rigid reel lay ship	1976/1991/1995/ 1998	2	99	Owned (1,7)

Survey/IRM Ships
Seaway Defender	ROV and hardsuit diving support, subsea construction	1976	1	67	Owned
Seaway Pioneer	ROV and hardsuit diving support, subsea construction	1966/1996	1	64	Owned (8)
Seaway Invincible	ROV Support, subsea construction	1971	—	71	Owned (8)
Seaway Rover	ROV Support, subsea construction	1966/1972/1998/ 1991	—	71	Owned (8)
Seaway Elang Laut	Multi-role shallow seismic/multibeam survey and geotechnical service ship	1978	—	35	Owned (7)
Far Saga	ROV support, subsea construction	2001	2	89	Chartered (4)
Seaway Petrel	Pipeline inspection, ROV survey and ROV light intervention activities	2003	1	76	Chartered (6)

Anchored Construction & Maintenance Ships
American Pride	Four-point anchor system	1977/1992	—	59	Owned
American Constitution	Four-point anchor system, saturation diving, moonpool	1974	—	64	Owned
American Independence	Four-point anchor system	1970	—	52	Owned
American Star	Four-point anchor system, saturation diving	1967/1998	—	53	Owned
American Triumph	Four-point anchor system	1965/1997	—	53	Owned
American Victory	Four-point anchor system	1976/1997	—	50	Owned
American Liberty	Four-point anchor system	1974	—	33	Owned
American Diver	Diving support	1964	—	33	Owned

Heavy Lift Ships and Barges

Stanislav Yudin	Heavy lift, 2,500-ton crane	1985	—	183	Chartered (5)
Arwana	Pipelay barge	1998	—	70	Owned
Jasamarin V (ex Sin Thai Hin IV)	Flat top barge fitted out for inshore diving/construction	1978	—	55	Owned
Seaway Orion	Pipelay barge	1977/1984/1997	—	85	Owned
DLB 801	Derrick lay barge	1978/1980/1989	—	107	Owned (1)
LB 200	Pipelay barge	1975/1996	—	168	Owned (1)
CBL 103	Seagoing barge	1975/1985/1996	—	91	Owned

Tugs and Other

Golek	Transport barge	1983/1992	—	46	Owned
Polka	River tug and anchor handler	1971	—	12	Owned
Seaway Sabiá	Anchor Mooring support	2002	—	37	Owned
DLB 1	Barge	1956	—	91	Owned

(1)               Subject to mortgage under our current credit facilities.

(2)               Chartered from Friary Ocean Surveyor NV through September 2004, with options to extend through 2011 and with options to purchase.

(3)               Chartered from Kingfisher DA, in which we have a 50% ownership, beginning from 1998 and ending 2003.We continue to charter the ship from Kingfisher DA on a job-by-job basis.

(4)               Chartered from Farstad Supply AS for five years beginning in 2002 with three one-year options to extend.

(5)               Chartered to SHL by a subsidiary of Lukoil Kaliningradmorneft plc, through October 2010.

(6)               Chartered from Uksnoy Petrel AS for five years beginning April 2003 with fifteen one-year options to extend and with options to purchase.

(7)               These ships (5) are currently available for sale.

(8)               These ships (3) are under offer.

The environmental regulations which affect the utilization of the above assets are described below in Section 5.17 (“Other Matters - Government Regulation”).

Other Properties

As of February 29, 2004, we owned or held under long-term leases real estate property as described below:

Location	Function	Office Space (square meters)	Work or Storage Space or Land (square meters)	Status
Aberdeen, Scotland
Bucksburn House	Offices, workshop and storage	6,558	64,960	Owned
NHC	Offices, workshop and storage	1,277	10,459	Owned (1)
Commerce Center	Offices, workshop and storage	477	423	Leased
Total Aberdeen, Scotland		8,312	75,842
Ardersier, Scotland	Storage	—	42,694	Owned (2)
Baku, Azerbaijan	Offices	66	—	Leased
Bergen, Norway	Offices	100	—	Leased
Cairo, Egypt	Offices	250	—	Leased (3)
Dhahran, Saudi Arabia	Offices and storage	330	750	Leased
East Kalimantan, Indonesia	Workshop and storage	—	190,267	Leased
Houston, Texas	Offices, workshop and storage	6460	9,467	Leased (4)
Jakarta, Indonesia	Offices and storage	895	601	Leased (5)
Kristiansund, Norway	Offices and storage	120	800	Leased
Lagos, Nigeria	Offices	200	—	Leased
Lobito, Angola	Offices, fabrication and storage	5,945	554,431	Leased
Luanda, Angola	Offices and storage	153	690	Leased
Macae City, Brazil	Offices, workshop, fabrication and storage	1,286	21,651	Owned/Leased
Nanterre, France	Offices	24,654	—	Leased
New Orleans, Louisiana	Offices, workshop and fabrication	347	52,609	Owned/Leased

Port Gentil, Gabon	Offices and storage	305	5,070	Owned/Leased
Port of Fourchon, Louisiana	Offices and workshop	52	39,256	Leased
Port of Iberia, Louisiana	Offices and workshop	1,999	97,373	Owned/Leased
Rio de Janeiro, Brazil	Offices	295	—	Owned
Rotterdam, The Netherlands	Storage	—	4,200	Leased
Rueil Malmaison, France	Offices	5,235	—	Leased
Sharjah, United Arab Emirates	Offices	1,570	—	Leased
Singapore	Offices, workshop and storage	928	4,606	Leased
Stavanger, Norway	Offices	7,721	562	Leased
Sunbury, England	Principal Executive Offices	765	—	Leased
Tananger, Norway	Offices and storage	250	26,000	Leased
Tchengue, Gabon	Offices and storage	1,486	414,000	Leased
Tehran, Iran	Offices	200	—	Leased
Warri, Nigeria	Offices, fabrication and storage	1,765	222,582	Leased

(1)               We are in the process of vacating this property, and we have offered for sale our subsidiary NHC, which owns the property.

(2)               We are in the process of selling the facility, which is expected to be completed during Fiscal 2004.

(3)               The office will be closed during the first quarter of Fiscal Year 2004.

(4)               The Houston operations are now in one building. Subsequently 10,105 square meters of office space and 25,738 square meters of storage space and land have been released. We incurred a US$ 0.1 million early termination penalty.

(5)               Available office space will be reduced to 585 square meters as from May 2004.

5.15              Significant Subsidiaries

Our significant subsidiaries (excluding joint ventures) are set out in the table below.

Company name	Country of incorporation	Percentage of ownership

Stolt Offshore S.A.	France	100%
Stolt Offshore Services S.A.	France	100%
Stolt Offshore Inc.	U.S. (Louisiana)	100%
Stolt Comex Seaway Holdings Inc.	U.S. (Delaware)	100%
Stolt Offshore A/S	Norway	100%
Stolt Offshore M.S. Limited	Bermuda	100%
Stolt Offshore B.V.	The Netherlands	100%
Stolt Offshore Limited	United Kingdom (Scotland)	100%
ETPM DeepSea Limited	United Kingdom (England)	100%
SCS Shipping Limited	Isle of Man	100%
Class 3 Shipping limited	Bermuda	100%
Hybris Inc	Panama	100%

In addition, we have part ownership of a number of joint ventures, which are further described in Section 5.9 (“Investments in and Long-Term Funding to Non-Consolidated Joint Ventures”).

5.16              Legal Proceedings and Arbitration

In 1996, Coflexip SA and Coflexip Stena Offshore Limited (now known as Technip S.A. and Technip Offshore Limited) (Technip) commenced legal proceedings in the U.K. High Court against three of our subsidiaries for infringement of a certain patent held by Technip on flexible Flowline laying technology. The claim related to the use of the flexible lay system (FLS), on the Seaway Falcon. The claim was heard by the U.K. High Court in 1998 and on January 27, 1999 the disputed patent was held valid in favor of Technip. Following this judgment, Technip claimed damages relating to lost profit for five projects, plus legal costs and interest. However, the damages claim was stayed pending the appeal by both parties against the January 1999 decision. The Court of Appeal dismissed the defendant’s appeal and maintained the validity of the patent. We applied for leave to appeal the Court of Appeal decision to the House of Lords, which was denied. As a result, the equipment part as well as the process part of the patent were held valid.

During 2001, Technip submitted an amended claim to damages claiming the lost profits on a total of 15 projects. In addition there is a claim for alleged price depreciation on certain other projects. The total claim is for GBP 63 million (approximately US$ 118 million), plus interest, legal fees and a royalty for each time that the FLS tower on the Seaway Falcon was brought into U.K. waters. We estimate that the total claim will be approximately GBP 88 million (approximately US$ 165 million). In the alternative, Technip claims a reasonable royalty for each act of infringement, interest and legal costs. Technip has not quantified the claim.

During 2003, the U.K. High Court held that the same patent, the subject of the proceedings against us, was invalid in a separate and unrelated litigation between a company of the Halliburton Group and Technip (the Halliburton Case). That decision has been appealed by Technip and was heard in February 2004. As of the date of this Prospectus, judgment has not been given.

In light of the decision in the Halliburton case, we applied to the U.K. High Court to stay the damages inquiry in our case, pending the resolution of the Halliburton case. The High Court denied our request. We appealed this decision to the Court of Appeal and the Court of Appeal, subsequent to a hearing in January 2004, have decided that we cannot benefit from the patent being revoked in the Halliburton Case. However, as of the date of this Prospectus, the Court of Appeal has not decided on whether or not to stay the damages inquiry, nor on whether or not to recommend that leave to appeal to the House of Lords be given. These two issues are expected to be considered by the Court of Appeal after the decision in the Halliburton Case is known. The damages inquiry in the infringement case between us and Technip has been scheduled to be heard beginning in late April 2004.

In addition, in the course of our business, we become involved in contract disputes from time to time due to the nature of our activities as a contracting business involved in several long term projects at any given time. We make provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability we may anticipate.

Furthermore, we are involved in legal proceedings from time to time incidental to the ordinary conduct of our business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require us to make additional expenditures in excess of reserves that we may establish. In the ordinary course of business, various claims, suits and complaints have been filed against us in addition to the one specifically referred to above. Although the final resolution of any such other matters could have a material effect on our operating results for a particular reporting period, we believe that they should not materially affect our consolidated financial position.

Our contractual dispute with Algonquin Gas Transmission relating to the Duke Hubline project has been settled. See further description in Section 7.8 (“Subsequent Events”).

For accounting purposes, we expense legal costs as they are incurred.

5.17              Other Matters

Health, Safety & Environmental Management and Quality Assurance

We conduct our business through a well-defined set of processes specified in our system to comply with the International Management Code for the Safe Operation of Ships and for Pollution Prevention (Management System) to ensure the well-being and safety of our employees and others with whom we work, as well as giving the proper regard to the protection of the environment. Each of our managers is encouraged to take the necessary steps to create a culture of continuous improvement. Our Management System provides the necessary instructions, procedures and guidelines encompassing all areas of our operations so that we can assure the quality of our services to our customers. We maintain a stringent quality assurance program encompassing all areas of our operations in accordance with ISO 9001, an international standard established by the International Organization for Standardization to certify quality assurance systems. Each of our regional operations has dedicated safety and quality assurance staff who are responsible for overseeing the projects in that particular region. In addition, a quality assurance manager located in Aberdeen, Scotland formulates corporate quality assurance policies, and oversees the implementation and enforcement of such policies on a company-wide basis.

Risks and Insurance

Our operations are subject to all the risks normally associated with offshore development and operations and could result in damage to or loss of property, suspension of operations or injury or death to employees or third parties. We insure our assets at levels which our management believes reflect their current market value, subject to appropriate self-insured deductibles. Such assets include all capital items such as ships, major equipment and land-based property. We believe our insurance should protect against, among other things, the impact on our business of the total or constructive total loss of a key asset.

Our operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in us being named a defendant in lawsuits asserting large claims. We insure ourselves for liability arising from our operations, both onshore and offshore, including loss of or damage to third-party property, death or injury to employees or third parties, statutory workers’ compensation protection and pollution. However, there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events, and a successful liability claim for which we are under-insured or uninsured could have a material adverse effect on us.

Government Regulation

Our business is subject to international conventions and governmental regulations that strictly regulate various aspects of our operations. The maritime laws and the diving, health and safety regulations of the jurisdictions in which we operate govern our operations in these areas. Our Management System which describes all our business processes, is designed to meet best practice and covers all legislative requirements in the regions in which we operate. We closely follow the guidelines set by the International Marine Contractor Association.

Our operations in the United Kingdom are subject to a variety of employee and European Union safety laws. The Health and Safety at Work Act of 1974, and regulations made thereunder, mandate general requirements for safe workplaces for all employees. Similar regulations apply in other countries in which we operate.

In the United States, we are subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board and the U.S. Customs Service, as well as private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate ship accidents and recommend improved safety standards. The Customs Service is authorized to inspect ships at will. The exploration and development of oil and gas properties located on the Outer Continental Shelf of the United States is regulated by the Minerals Management Service. Our U.S. operations are also affected by numerous federal, state, and local laws and regulations relating to safety and health of employees and protection of the environment including the Occupational Safety & Health Act of 1970, the Resource Conservation & Recovery Act of 1976, the Outer Continental Shelf Lands Act of 1953, the Federal Water Pollution Control Act of 1972 and the Oil Pollution Act of 1990.

The International Maritime Organization has made the regulations of the International Safety Management (ISM) Code mandatory. The ISM Code provides an international standard for the safe management and operation of ships, pollution prevention and certain crew and ship or barge certifications. We believe that we are in compliance with these standards to the extent they are applicable to our operations.

Compliance with current health, environmental, safety and other laws and regulations is a normal part of our business. These laws change frequently and, as a normal part of our business, we incur costs to maintain compliance with such laws. Although these costs have not had a material impact on our financial condition or results of operations in recent years, there can be no assurance that they will not have such an impact in the future. Moreover, although it is our objective to maintain compliance with all such laws and regulations applicable to us, there can be no assurance that we will avoid material costs, liabilities and penalties imposed as a result of governmental regulation in the future.

In addition, we are required by various governmental and other regulatory agencies, including the agencies referred to above, to obtain certain permits, licenses and certificates with respect to our equipment and operations. The kind of permits, licenses and certificates required in our operations depends upon a number of factors but are normally of a type required of all operators in a given jurisdiction. We believe that we have or can readily obtain all permits, licenses and certificates necessary to conduct our operations. Some countries require that we enter into joint venture or similar business arrangements with local individuals or businesses in order to conduct business in such countries.

Our operations are affected from time to time and to varying degrees by political developments and federal and local laws and regulations. In particular, oil and gas production operations and economics are affected by price control, tax and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. Such developments directly or indirectly may affect our operations and those of our customers.

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or agents may take actions that violate either the U.S. Foreign Corrupt Practices Act or legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable laws and regulations. Such violations could result in monetary or other penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business.

Inspection by a Classification Society and Drydocking

The hull and machinery of most of our ships must be “classed” by a classification society authorized by its country of registry. The classification society certifies that the ship is safe and seaworthy in accordance with the classification rules as well as with applicable rules and regulations of the country of registry of the ship and the international conventions of which that country is a member. Certain of our ships are not required to be classed, but do comply with applicable regulations.

Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys which involve a major inspection of the hull structure, machinery installations and equipment are carried out at five-year intervals. A classed ship is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the ship. As a general policy, we drydock our classed ships every second year during the winter off-season. Should any non-compliance be found, the classification society surveyor will issue its report as to appropriate repairs which must be made by the ship owner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship be “in class”, and all of our major classed ships currently meet that condition.

Our U.S. flagged ships that are U.S. Coast Guard inspected but not classed are drydocked twice during each five-year cycle. The intermediate drydocking is due between the end of the second and third years of the cycle. Our U.S. flagged Load Line ships are drydocked according to the same schedule for condition surveys as required by the respective national Load Line regulations. The annual Topside safety and equipment surveys are very similar to and parallel the traditional class surveys.

6                               Board of Directors, Senior Management and Employees

6.1                     Board of Directors

As of the date of this Prospectus, the Board comprises the following persons:

Name	Age*	Position
Jacob Stolt-Nielsen	72	Chairman of the Board
Mark Woolveridge	69	Deputy Chairman of the Board (from February 18, 2002; Director since 1993)
James B. Hurlock	70	Director
Haakon Lorentzen	49	Director
J. Frithjof Skouverøe	59	Director
Niels G. Stolt-Nielsen	39	Director
Tom Ehret	51	Director (from November 10, 2003) and Chief Executive Officer (from March 17, 2003)

* As of February 29, 2004.

Jacob Stolt-Nielsen has served as Chairman of the Board since 1993. He is also currently Chairman of the Board of Stolt-Nielsen S.A. and served as Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He founded Stolt-Nielsen Seaway A/S (which is now known as Stolt Offshore S.A.) in 1973. He holds a degree from the Handelsgymnasium, Haugesund, Norway. Mr. Stolt-Nielsen is the father of Niels G. Stolt-Nielsen. Mr. Stolt-Nielsen is a Norwegian citizen and lives in London, England.

Mark Woolveridge has been a director since 1993, and has served as Deputy Chairman of the Board since 2002. He held a number of positions with BP since 1968 and most recently served as Chief Executive Officer of BP Engineering from 1989 until his retirement in 1992. He was also General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea, and served on the Board of BP Oil Ltd. He holds a Masters degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr. Woolveridge is a British citizen and lives in Buckinghamshire, England.

James B. Hurlock has served as a director since 2002. Mr. Hurlock has been interim Chief Executive Officer of SNTG since July 29, 2003. He is a retired partner from the law firm of White & Case LLP and served as chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the board of directors of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He is also a member of the Board of Orient Express Hotels. He holds a BA degree from Princeton University, a MA Jurisprudence from Oxford University and a JD from Harvard Law School. Mr. Hurlock is a U.S citizen and lives in Connecticut, United States.

Haakon Lorentzen has served as a director since 2002. He is Managing Director of Lorentzen Empreendimentos SA of Rio de Janeiro, a diversified holding company with investments in Aracruz Celolose SA, Cia. Navegaçoa Norsul and a diversified IT portfolio. He is also director of Aracruz Celulose, Cia. Navegaça Norsul, Ideiasnet, Advicenet, CEAL, and WWF Brazil. He holds a Bachelors degree in Economics from Pontificia Universidade Católica do Rio de Janeiro and a post-graduate degree from Harvard Business School. Mr. Haakon Lorentzen is a Norwegian citizen and lives in Rio de Janeiro, Brazil.

J. Frithjof Skouverøe has been a director since 1993. He is owner and Chairman of Concentus AS, a Norwegian/Swedish industrial group. He is also a member of the board of directors of Ocean Rig ASA, an offshore drilling contractor listed on Oslo Børs. He was Chairman of the board of directors and Chief Executive Officer of Stolt-Nielsen Seaway A/S from 1990 until it was acquired by Stolt-Nielsen S.A. in 1992. From 1985 to 1990, he was President and Second Vice Chairman of Stolt-Nielsen Seaway A/S. He served as President of Seaway Stolt-Nielsen

Contracting A/S, a predecessor of Stolt-Nielsen Seaway A/S, from 1982 until 1985. He holds an MBA from INSEAD and a Masters degree in Mechanical Engineering from the Technical University of Norway. Mr. Skouverøe is a Norwegian citizen and lives in Oslo, Norway.

Niels G. Stolt-Nielsen has been a director since 1999 and served as interim Chief Executive Officer between October 2002 and March 2003. He has also served on the board of directors of Stolt-Nielsen S.A. since 1996 and has served as Chief Executive Officer of Stolt-Nielsen S.A. since 2000. From 1996 until 2001 he held the position of Chief Executive Officer of Stolt Sea Farm. Mr Stolt-Nielsen previously worked in SNTG. He graduated from the Hofstra University in 1990 with a BSc in Business and Finance. Mr. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. Mr. Stolt-Nielsen is a Norwegian citizen and lives in London, England.

Tom Ehret was appointed to the Board in November 2003 and has served in the position of Chief Executive Officer of Stolt Offshore since March 2003. He has had experience working with Comex, a predecessor to Stolt Offshore, holding design engineering and project management positions between 1975 to 1978 and Managing Director of Comex Houlder Diving between 1982 and 1989. In 1978, he joined the FMC Corporation, where he became a member of the Executive Committee of FMC Europe. In 1989 Mr. Ehret became Chief Executive Officer at Stena Offshore. Between 1989 and 2002 he held a number of key senior management positions within the Coflexip Stena Offshore and Technip groups and was ultimately Vice Chairman of the Management Board of the Technip group and President of its offshore branch. Mr. Ehret holds a masters degree in Mechanical Engineering at Ecole des Arts et Metiers, Paris. Mr. Ehret is a French citizen and lives in London, England.

The following individuals were directors during Fiscal Year 2003 but have since resigned:

Name	Position
Fernard Poimbeuf	Director (from 1998 to May 8, 2003)
Bernard Vossier	Director (from 2000 to June 25, 2003)

6.2                     Committees of the Board of Directors

The standing committees of the Board consist of an Audit Committee and a Compensation Committee.

Audit Committee

The Audit Committee, formed in 1993, has the overall responsibility for overseeing our accounting and financial processes and is directly responsible for the appointment, compensation and oversight of our external auditor.

In particular, the main duties of the Audit Committee are as follows:

(i)                                     To approve the appointment of the external auditor, the audit fee and any questions of resignation or dismissal of the external auditor.

(ii)                                  To oversee the work of our external auditor, approve in advance the scope of the audit services and ensure coordination if more than one audit firm is involved.

(iii)                               To oversee the resolution of any disagreements between management and our external auditor.

(iv)                              To approve, in advance, all non-audit services provided by our external auditor that are not prohibited by law and to enforce the restriction on prohibited non-audit services.

(v)                                 To review the quarterly and annual financial statements before their approval by the Board or the chairman of the Board, acting on its behalf. The review is to focus in particular on:

a.               All critical accounting policies and practices.

b.              Any changes in accounting policies and practices.

c.               Major judgment areas.

d.              Significant adjustments resulting from the annual audit.

e.               Compliance with all disclosure requirements and duties.

f.                 Compliance with accounting standards.

g.              Compliance with SEC and legal requirements.

(vi)                              To oversee all aspects of the work of our internal audit function. This will include the review and approval of the audit program, discussion of the major findings of audit reviews together with management’s responses and ensuring coordination between the internal and external auditor

(vii)                           To continually review the effectiveness of internal controls over financial reporting and disclosure controls and procedures relating to necessary disclosures, and to ensure that management takes appropriate action with regard to any significant control deficiencies and incidences of fraud.

(viii)                        To establish and maintain procedures for receiving, obtaining and investigating complaints received directly or through management and the confidential, anonymous submission by our employees regarding accounting, financial reporting, internal controls and auditing issues.

(ix)                                To consider other topics, if it deems such consideration to be necessary.

The current members of the Audit Committee are Mark Woolveridge (Chairman), James B. Hurlock and J. Frithjof Skouverøe. We are required to make certain changes to the composition of the Audit Committee on or before September 30, 2004. See “Corporate Governance Requirements” below.

Compensation Committee

The Compensation Committee, formed in 1993, reviews and approves salaries for the executive officers, salary parameters for all other staff, profit sharing awards (if any, pursuant to our Profit Sharing Plan) and stock option awards under our stock option plans, including the 2003 Plan and the French Plan as described in Section 6.6 (“Incentive Plans”).

Prior to a Board meeting on January 29, 2004, the Compensation Committee was comprised of executive officers and directors of SNSA. In this meeting it was resolved to elect a Compensation Committee comprised of only non-executive directors.  The new members of the Compensation Committee will be elected at a meeting scheduled to be held on or about June 3, 2004, subsequent to our annual general meeting in May 2004. It is anticipated that the new Compensation Committee will be chaired by J. Frithjof Skouverøe. In the interim, the duties of the Compensation Committee will be exercised by the non-executive members of the Board.

Corporate Governance Requirements

SNSA has historically had control over the election of our directors.  We are required by the terms of the New Bonding Facility to appoint to our Board before the end of May 2004 two directors that are independent as that term is defined under Nasdaq’s corporate governance rules.  In addition, the New Bonding Facility requires us to establish, on or before September 30, 2004, the following in accordance with the Nasdaq National Market listing requirements applicable to foreign private issuers that are not “controlled companies”, although compliance is not required by Nasdaq’s corporate governance rules until July 31, 2005: a Board consisting of a majority of independent directors, as defined under Nasdaq’s corporate governance rules; an audit committee consisting of at least three members who are independent, as defined under Nasdaq’s corporate governance rules; and at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

We will be required to make changes to our audit committee membership prior to September 30, 2004 to ensure our compliance with the audit committee independence criteria contained in Nasdaq’s corporate governance rules.

6.3                     Senior Management

Stolt Offshore S.A. is a Luxembourg holding company and does not have officers as such. In July 2003, a new corporate management organization was created by changing the existing regional structure from six to five regions and integrating the product lines into the regional organizations. Corporate vicepresidents were appointed to support the regional organization and to develop coherent methods, systems, processes and standards, through strengthened functional lines.

Name	Age*	Position
Tom Ehret	51	Chief Executive Officer
Stuart Jackson	44	Chief Financial Officer
Bruno Chabas	38	Chief Operating Officer
Jean-Luc Laloë	53	Corporate Vice President Strategic Planning
Keith Tipson	45	Corporate Vice President Human Resources
Johan Rasmussen	48	Corporate Vice President and General Counsel
Alan West	45	Corporate Vice President Marine Operations
Allen Leatt	49	Chief Technology Officer
Mark Preece	45	Corporate Vice President Business Development

* As of February 29, 2004.

Tom Ehret (information is provided above under the description of the Board in Section 6.1 (“Board of Directors”)).

Stuart Jackson was appointed Chief Financial Officer of Stolt Offshore in April 2003. He joined Marathon Oil in 1983 as a financial analyst before moving to LASMO in 1985 where he managed corporate finance activities in London, before working in operating company finance positions based in the Far East and North Africa. In 1995 he joined Humber Power as Commercial and Finance Director before moving to NRG Energy Inc in 2002 as Managing Director and Vice President of the U.K. operations. Mr. Jackson holds a BSc in Accounting and Financial Management from Loughborough University and he is a Fellow of the Chartered Institute of Management Accountants. He is a British citizen and lives in Hertfordshire, England.

Bruno Chabas was appointed Chief Operating Officer of Stolt Offshore in October 2002 and is responsible for the day-to-day commercial and operational activity of our five regional offices as well as the Trunkline business. He joined Comex in 1992, working first in business development project analysis in Marseille, then in Aberdeen, Scotland then as General Manager of Sogetram and Deputy General Manager of our former SEAME region. From June 1999 to 2002, he served as Chief Financial Officer of Stolt Offshore. Mr. Chabas holds an MA in Economics from the University of Science at Aix-en-Provence and an MBA from Babson College in Massachusetts. He is a French citizen and lives in Henley-on-Thames, England.

Jean-Luc Laloë was appointed Corporate Vice President Strategic Planning of Stolt Offshore in May 2003 and is responsible for managing the development and implementation of the Blueprint business plan. Mr. Laloë began his career as a naval architect. He has held a broad variety of positions at several international locations with Technip including Executive Vice President North America in Houston; Managing Director - United Kingdom in London; Vice President - Special Projects in Paris; Chief Financial Officer for Brazil in Rio de Janeiro; and Vice President - Strategic Planning in Paris. Mr. Laloë holds a Masters degree in Aeronautical

& Space Engineering from Ecole Nationale Supérieure de l’Aéronautique et de l’Espace, France. He is a French citizen and lives in Saint-Germain-en-Laye, France.

Keith Tipson was appointed Corporate Vice President Human Resources of Stolt Offshore in November 2003 and is responsible for developing and implementing the human resources strategy for Stolt Offshore and its subsidiaries. He previously worked in the Aerospace Division with the Dowty Group as Personnel & Training Manager from 1980 to 1988. Before joining Stolt Offshore, from 1988 to 2003 he worked for the Alstom group where he held the position of Senior Vice President Human Resources, Power Sector based in Paris. Mr. Tipson holds a BA in Business from Thames Valley University. He is a British citizen and lives in London, England.

Johan Rasmussen serves as Corporate Vice President and General Counsel of Stolt Offshore. He first joined Stolt-Nielsen Seaway A/S in 1988 as an in-house legal advisor and was promoted to the position General Counsel of Stolt Offshore in March 1996.  Prior to joining Stolt Offshore, he served with a subdivision of the Norwegian Ministry of Defense and as a Deputy Judge in the Haugesund District Court from 1986 to 1988. Mr. Rasmussen has a Masters Degree in Law from the University of Oslo in Norway. He is a Norwegian citizen and lives in Stavanger, Norway.

Alan West holds the position of Corporate Vice President Marine Operations and as such is responsible for the management and maintenance of our ships and assets. He is also responsible for marine operations, technical support and staffing of offshore operations. He is functionally responsible for overseeing onshore and offshore marine and project operational people. Mr. West has a degree in Mechanical Engineering, an MSc in Marine Technology and an MBA from University of Aberdeen. He is a Chartered Mechanical Engineer and is a Member of the Royal Institution of Naval Architecture. He has extensive experience as a Project Engineer, progressing to Project Manager and then to Vice President of our Subsea Construction product line in 1995, a position he held prior to his present one. He is an Irish citizen and lives in Aberdeen, Scotland.

Allen Leatt was appointed Chief Technology Officer of Stolt Offshore at the end of September 2003 and is responsible for the Engineering and Supply Chain Management standards as well as the research and development program. He previously worked as a marine civil engineer with John Laing Construction Ltd. from 1977 to 1982. In 1982, he joined SubSea Offshore Ltd. and in 1988 he joined the former Stena Offshore Ltd., where he held various positions within the Technip-Coflexip group in what is now the Offshore Branch of the Technip organization. Prior to joining Stolt Offshore, he served as Executive Vice President of Technip for the SURF Product Line based in Paris from 2002. Mr. Leatt holds a BSc in Engineering from Aston University and an MBA from Cranfield School of Management. Mr. Leatt is also professionally qualified as a Chartered Engineer. He is a British citizen and lives in London, England.

Mark Preece joined Stolt Offshore in February 2004 as Corporate Vice President, Business Development. Before joining Stolt Offshore, he was Managing Director for Bibby Line Ltd., in which he was responsible for its shipping, offshore and floating accommodation businesses. Prior to joining Bibbi Line Ltd., he worked with Stena Offshore/Technip-Coflexip for 13 years, where he held various positions, including Project Manager, Sales and Marketing Manager, General Manager - Business Development and Managing Director, Caspian and Canada. Mr. Preece holds an MBA from Henley Management College. He is a British citizen and lives in Teddington, England.

The following individuals have performed executive and administrative functions during Fiscal Year 2003 but have since relinquished their positions:

Name	Position
Niels G. Stolt-Nielsen	Interim Chief Executive Officer (from October 2002 to March 17, 2003)
Jan Chr. Engelhardtsen	Interim Chief Financial Officer (from October 7, 2002 to April 22, 2003)
Jean Coombes	Corporate Vice President Human Resources (resigned effective October 31, 2003)

6.4                     Compensation of Directors and Officers

As described in Section 6.3 (“Senior Management”), we employ certain persons to perform executive and administrative functions for the combined business of Stolt Offshore’s subsidiaries. In addition to annual base compensation, such officers are eligible for an annual bonus and may participate in a profit sharing plan, both of which depend on the performance of the individual as described in detail below under Section 6.6 (“Incentive Plans”). The aggregate annual compensation paid to the group of individuals listed in Section 6.3 performing such executive functions for the group, for Fiscal Year 2003 (incl-uding certain benefits) was US$ 1,809,071. In addition, US$ 144,558 was contributed on behalf of such officers to defined contribution pension plans. These figures should be read in the context of the significant number of changes in senior management during the past year and by way of comparison the estimated base salary packages for Fiscal Year 2004 is US$ 2,499,616. The compensation to our Chief Executive Officer for Fiscal Year 2003 was EUR 272,905, covering the period from March 17, 2003, when he joined the Company, and until year-end. His current annual base salary is EUR 500,000. An additional EUR 200,000 in performance bonus will be payable to him during March 2004.

During Fiscal Year 2003, our directors who were affiliated with Stolt Offshore or a subsidiary of SNSA received no compensation for their services, as such, but received reimbursement of their out-of-pocket expenses for attendance. Each of our non-executive directors (i.e.) Mark Woolveridge, James B. Hurlock, Haakon Lorentzen and J. Frithjof Skouverøe) received an annual fee of US$ 30,000 plus reimbursement of their out-of-pocket expenses in 2003. In addition, each of our non-executive directors who are members of the audit committee receive an annual fee of US$ 5,000 and non-executive directors on the compensation committee receive an annual fee of US$ 5,000. The annual directors’ fees are prorated for the period in office.

Mr. Ehret’s contract of employment as Chief Executive Officer provides for benefits on termination of employment by us (except for gross misconduct) amounting to two years’ total salary including an amount equivalent to the average of the profit share payments made in the previous two years. No other officer or director has a service contract that provides for benefits upon termination.

6.5                     Employees

Our workforce varies based on the workload at any particular time. The following table presents the breakdown of permanent employees by geographic region for the last three Fiscal Years and temporary employees for the last Fiscal Year.

	Year ended November 30,
	2003 Permanent	2003 Temporary	2002 Permanent	2001 Permanent
AME	256	163	260	238
NAMEX	626	205	621	818
NEC	858	427	1299	1153
AFMED	1,532	657	926	984
SAM	426	31	415	350
Corporate (including stand-alone businesses)	1,194	468	1,163	1,165

Total	4,892	1,951	4,684	4,708

As of January 31, 2004, we had a total of 6,518 employees (4,776 permanent and 1,742 temporary).

A significant number of our offshore employees are represented by labor unions. As part of the normal course of business, a number of union agreements come up for annual renegotiation in 2004. We believe that we maintain a good relationship with our employees and their unions. In addition, many workers, including most of our divers, are hired on a contract basis and are available on short notice.

As part of our plan for financial recovery, which we began implementing in the second half of Fiscal Year 2003, we announced that we would reduce our headcount by approximately 1,500 from the number we had as of November 30, 2003. Of these employees, we expect that 1,100 will be transferred out of Stolt Offshore as part of the sale of certain of our businesses. For example, the sale of our ROV Drill Support Business to Oceaneering International Inc. resulted in the transfer of approximately 200 employees out of Stolt Offshore, and the sale of Paragon is expected to result in the transfer of approximately 710 employees. The remaining 400 (of the approximately 1,500) positions will be eliminated through streamlining of our operations and project completions. We expect to reduce our headcount (including contract personnel) by approximately 300 in our regional office in Nanterre, France by November 2004, in accordance with the formal procedures mandated by French labor regulations.

6.6                     Incentive Plans

We have a profit-sharing plan and, during 2002, we introduced a new incentive compensation plan, which provides for annual cash awards to officers and employees.

Performance Bonus

The performance bonus provides for annual cash rewards to employees. The determination of an employee’s individual award will be based on salary and individual performance measured against set criteria. The Compensation Committee administers the policy. A charge of US$ 3 million has been recorded in respect of Fiscal Year 2003.

Net Profit Sharing

During 1993 we adopted a profit sharing plan which distributes 10% of net income after specific adjustments, to certain of our officers and employees worldwide, on the basis of performance. The determination of an employee’s individual award will be based on salary and overall contribution to Stolt Offshore. The Compensation Committee administers this plan. No charge in respect of profit sharing has been included in the statement of operations for each of Fiscal Years 2003, 2002 and 2001.

Employee Stock Option Plans

1993 Plan (now expired)

Our 1993 Stock Option Plan (the 1993 Plan) covered 7.7 million shares represented by Common Shares, Class A Shares or any combination thereof not exceeding 7.7 million shares. Since March 7, 2001, all Class A Share options, when exercised, are automatically converted into Common Shares. Options were granted under the 1993 Plan exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option was granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

As of February 29, 2004, a total of 6.4 million options for Common Shares had been granted under the 1993 Plan. As of the same date, approximately 4.0 million options remain outstanding under the 1993 Plan, of which 1.8 million options are currently exercisable. Of the total remaining outstanding, options for 0.64 million Common Shares and options for 0.14 million

Class A Shares have been granted to employees who are our directors and executive officers. Each of our directors and executive officers hold options exercisable for shares representing less than 1% of outstanding Common Shares. The outstanding options are exercisable at their respective prices set forth below and expire on the dates indicated:

Range of Exercise Price	Options Outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
		(years)	(US$)		(US$)

Common Shares
US$ 12.13 - 16.58	672,800	6.42	14.33	415,375	14.81
US$ 7.82 - 11.21	26,000	7.76	9.19	6,500	9.19
US$ 4.38 - 7.38	777,600	7.12	6.25	283,713	6.12
US$ 1.19 - 3.00	1,346,080	8.36	1.44	136,900	2.77

Total	2,822,480	7.54	6.11	842,558	10.14

Class A Shares
US$ 12.13 - 16.58	100,250	4.46	16.16	98,625	16.22
US$ 7.82 - 11.21	932,112	5.89	10.21	791,809	10.20
US$ 4.38 - 7.38	53,750	3.0	5.74	53,750	5.74
US$ 1.19 - 3.00	47,250	1.54	2.76	47,250	2.76

Total	1,133,362	5.30	10.32	991,434	10.21

Total	3,955,842			1,833,922

When the 1993 Plan was wound up, the balance of the 7.7 million shares available for award but not utilized in the 1993 Plan was rolled forward into the 2003 Plan (see below).

As part of the acquisition of Ceanic, holders of Ceanic share options were entitled to exercise all vested and one-third of their unvested Ceanic options or to convert any portion thereof to vested Stolt Offshore options. The remaining two-thirds unvested Ceanic options were automatically converted into unvested Stolt Offshore options at the date of the acquisition. A total of 621,810 of these options were outstanding and exercisable as of February 29, 2004. The outstanding options are exercisable at their respective prices set forth below and expire on the dates indicated:

Range of Exercise Price	Options Outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
		(years)	(US$)		(US$)

Common Shares
US$ 7.82 - 11.21	523,674	3.28	10.75	523,674	10.75
US$ 4.38 - 7.38	98,136	3.14	6.28	98,136	6.28

Total	621,810	3.59	10.05	621,810	10.05

2003 Plan (replaced the 1993 Plan)

The 1993 Plan expired in April 2003 and a revised plan was approved by the annual general meeting of Shareholders held on May 8, 2003 to replace it (the 2003 Plan). The 2003 Plan covers up to but not exceeding 6.3 million Common Shares.

Options may be granted under the 2003 Plan exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

As of February 29, 2004, a total of 2.0 million options for Common Shares had been granted from the 2003 Plan. As of the same date, 2.0 million options are outstanding, none of which are currently exercisable. Of the total remaining outstanding, options for 0.68 million Common

Shares have been granted to employees who are our directors and executive officers. Each of our directors and executive officers hold options exercisable for shares representing less than 1% of outstanding Common Shares. The outstanding options are exercisable at their respective prices set forth below and expire on the dates indicated:

Range of Exercise Price	Options Outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable as of the date of this Prospectus	Weighted average exercise price
		(years)	(US$)		(US$)

Common Shares
US$ 2.24	1,950,000	9.8	2.24	0	2.24

The French Plan

A stock option plan for our key employees and directors resident in France (the “French Plan”), which was approved by the annual general meeting of Shareholders held on May 8, 2003. It covers up to but not exceeding 501,000 Common Shares. Options may be granted under the French Plan exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

As of February 29, 2004 , a total of 501,000 options for Common Shares had been granted from the French Plan, all of which remain outstanding and none of which are currently exercisable. Of the total remaining outstanding options, options for 55,000 Common Shares have been granted to employees who are our directors and executive officers resident in France. Each of our directors and executive officers hold options exercisable for shares representing less than 1% of outstanding Common Shares. The outstanding options are exercisable at their respective prices set forth below and expire on the dates indicated:

Range of Exercise Price	Options Outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
		(years)	(US$)		(US$)

Common Shares
US$ 2.24	501,000	9.8	2.24	0	2.24

Administered by the Compensation Committee

A Compensation Committee of the Board administers the 1993 Plan, the 2003 Plan and the French Plan. The Compensation Committee awards options from the 2003 Plan and the French Plan based on the grantee’s position in Stolt Offshore, degree of responsibility, seniority, contribution to Stolt Offshore and such other factors as it deems relevant under the circumstances.

Vesting upon change of control

The 2003 Plan and the French Plan provide that all options issued thereunder will vest upon the occurrence of certain change of control events, including (i) the acquisition by any person unaffiliated with us of 20% or more of our voting securities, (ii) the merger of Stolt Offshore with another corporation, in which Stolt Offshore is not the surviving entity, and (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board cease for any reason to constitute at least a majority thereof without the approval of at least two thirds of the directors then still in office who were directors of the beginning of such period.

Accounting

We account for awards granted to directors and key employees under Accounting Principles Board (APB) Opinion 25. No compensation costs have been recognized because all of the options have been granted at the market price at the date of grant.

Key Staff Retention Plan

As part of the New Bonding Facility, we have agreed with our banks to implement not later than March 31, 2004 a key staff retention package to retain certain members of our management. As of the date of this Prospectus, no such retention package has been approved or implemented.

6.7                     Share Ownership by Directors and Executive Officers

As of February 29, 2004, our directors and executive officers as a group directly and indirectly owned 346,200 of our Common Shares. This represented approximately 0.25% of all issued Common Shares. Each individual director and executive officer owned less than 1% of the outstanding Common Shares.

Name-	Number of Common Shares

Jacob Stolt-Nielsen	308,500
Mark Woolveridge	2,800
James B. Hurlock	1,000
Haakon Lorentzen	—
J. Frithjof Skouverøe	3,000
Niels G. Stolt-Nielsen	23,200
Tom Ehret	—
Stuart Jackson	—
Bruno Chabas	5,000
Jean-Luc Laloë	—
Keith Tipson	—
Johan Rasmussen	—
Alan West	2,700
Allen Leatt	—
Mark Preece	—

As of the date of this Prospectus, options for 2,989,992 Common Shares have been granted to our directors and executive officers, as set forth in the table below. Each of our directors and executive officers hold options exercisable for shares representing less than 1% of our outstanding Common Shares.

Name	Date of Grant	Number	Option Price	Date of Expiry
			(US$)

Jacob Stolt-Nielsen	Jun 15 1998	3,000	16.58	Jun 14 2008
	May 18 1999	2,500	10.13	May 17 2009
	May 1 2000	4,000	10.25	30 Apr 2010
	May 9 2001	3,200	13.56	May 8 2011
	Dec 3 2001	3,200	6.25	Dec 2 2011
	Mar 17 2003	3,500	1.19	Mar 16 2013
Niels G. Stolt-Nielsen	May 18 1999	2,500	10.13	May 17 2009
	May 1 2000	4,000	10.25	30 Apr 2010
	May 9 2001	3,200	13.56	May 8 2011
	Dec 3 2001	3,200	6.25	Dec 2 2011
	Mar 17 2003	5,000	1.19	Mar 16 2013
Mark Woolveridge	Jun 15 1998	3,000	16.58	Jun 14 2008
	May 18 1999	2,500	10.13	May 17 2009
	May 1 2000	4,000	10.25	30 Apr 2010
	May 9 2001	3,200	13.56	May 8 2011
	Dec 3 2001	3,200	6.25	Dec 2 2011
	Mar 17 2003	3,500	1.19	Mar 16 2013
J. Frithjof Skouverøe	Jun 15 1998	3,000	16.58	Jun 14 2008
	May 18 1999	2,500	10.13	May 17 2009
	May 1 2000	4,000	10.25	30 Apr 2010
	May 9 2001	3,200	13.56	May 8 2011
	Dec 3 2001	3,200	6.25	Dec 2 2011
	Mar 17 2003	3,500	1.19	Mar 16 2013
Haakon Lorentzen	Mar 17 2003	3,500	1.19	Mar 16 2013
James B. Hurlock	Mar 17 2003	3,500	1.19	Mar 16 2013
Tom Ehret	Mar 17 2003	450,000	1.53	Mar 16 2013
	Dec 5 2003	300,000	2.24	Dec 4 2013
Stuart Jackson	Mar 22 2003	20,000	1.36	Mar 21 2013
	Dec 5 2003	150,000	2.24	Dec 4 2013
Bruno Chabas	Jun 15 1995	1,500	2.79	Jun 14 2005
	Mar 5 1996	4,500	2.71	Mar 4 2006
	Mar 5 1997	4,500	5.79	Mar 4 2007
	Jun 15 1998	9,000	16.58	Jun 14 2008
	May 18 1999	10,000	10.13	May 17 2009
	May 1 2000	25,000	10.25	30 Apr 2010
	May 9 2001	20,000	13.56	May 8 2011
	Dec 3 2001	20,000	6.25	Dec 2 2001
	Mar 17 2003	35,000	1.19	Mar 16 2013
	Dec 5 2003	75,000	2.24	Dec 4 2013
Johan Rasmussen	Apr 22 1994	750	3.0	Apr 21 2004
	Jun 15 1995	1,500	2.79	Jun 14 2005
	May 18 1999	8,000	10.13	May 17 2009
	May 1 2000	15,000	10.25	30 Apr 2010
	May 9 2001	10,000	13.56	May 8 2011
	Dec 3 2001	12,000	6.25	Dec 2 2001
	Mar 17 2003	15,000	1.19	Mar 16 2013
	Dec 5 2003	55,000	2.24	Dec 4 2013
Alan West	Mar 5 1996	4,500	2.71	Mar 4 2006
	Mar 5 1997	12,000	5.79	Mar 4 2007
	Jun 15 1998	12,000	16.58	Jun 14 2008
	May 18 1999	10,000	10.13	May 17 2009
	May 1 2000	15,000	10.25	30 Apr 2010
	May 9 2001	9,392	13.56	May 8 2011
	Jun 27 2001	608	13.56	Jun 26 2011
	Dec 3 2001	10,000	6.25	Dec 2 2001
	Mar 17 2003	15,000	1.19	Mar 16 2013
	Dec 5 2003	40,000	2.24	Dec 4 2013
Jean-Luc Laloë	May 20 2003	10,000	1.36	Mar 18 2013
	Dec 5 2003	55,000	2.24	Dec 4 2013
Keith Tipson	Nov 3 2003	10,000	1.75	Nov 2 2013
	Dec 5 2003	30,000	2.24	Dec 4 2013
Allen Leatt	Sept 25 2003	10,000	1.62	Sept 24 2013
	Dec 5 2003	30,000	2.24	Dec 4 2013
Mark Preece	Feb 2 2004	35,000	2.60	Feb 1 2014
Total		2,989,992

6.8                     Transactions with Directors, Officers and Employees

Our Articles provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such director’s interest in any such transaction shall be reported at the next general meeting of Shareholders. A director who owns less than 5% of our capital stock or of the other party whose transaction with us is being submitted to our Board for its approval is not subject to the provisions of this paragraph.

7                               Financial Information

7.1                     Introduction

This Prospectus has been prepared partly based upon the audited financial statements as of November 30, 2002. In addition, unaudited and preliminary information has been included also for Fiscal Year 2003. Please note that unaudited data often are subject to changes in the audited financial statements.

We prepare our consolidated financial statements in accordance with U.S. GAAP and include the accounts of all majority-owned companies in which we have operating control. Our accounting policies are further described in note 2 to the consolidated financial statements for Fiscal Year 2002, which can be found in Appendix 1.

7.2                     Consolidated Statements of Operations

The table below sets out our consolidated income statements for Fiscal Years 2003 (unaudited), 2002, 2001 and 2000. Please note that unaudited data are often subject to changes during the auditing process.

For the year ended November 30	Unaudited
(in thousands, except per share data)	2003	2002	2001	2000
	US$	US$	US$	US$

Net operating revenue	1,473,573	1,437,488	1,255,938	983,420
Operating expenses	(1,587,868)	(1,391,024)	(1,161,553)	(930,046)
Gross (loss) profit – US$	(114,295)	46,464	94,385	53,374
%	(7.8)%	3.2%	7.5%	5.4%
Equity in net income of non-consolidated joint ventures	1,428	5,287	11,655	5,793
Administrative and general expenses	(77,971)	(73,008)	(64,043)	(60,913)
Impairment of goodwill and Comex trade name	—	(106,435)	(7,932)	—
Impairment of tangible fixed assets	(176,522)	(3,983)	—	—
Restructuring charges	(12,960)	—	—	(3,294)
(Loss) gain on sale of fixed assets	(328)	8,003	1,234	572
Other operating income (loss), net	1,004	65	1,066	(430)
Net operating (loss) income	(379,644)	(123,607)	36,365	(4,898)
Non-operating income (expense)
Interest expense	(27,887)	(18,873)	(29,271)	(32,157)
Interest income	3,093	633	2,451	2,165
Foreign currency (losses) exchange gains, net	(8,665)	212	(323)	(810)
(Loss) income before income taxes and minority interests	(413,103)	(141,635)	9,222	(35,700)
Income tax benefit (provision)	1,255	(8,158)	(20,619)	3,778
Loss before minority interests	(411,848)	(149,793)	(11,397)	(31,922)
Minority interests	(4,548)	(2,062)	(2,806)	(2,521)
Net loss	(416,396)	(151,855)	(14,203)	(34,443)
Earnings per Common Share
Net loss per Common Share and Common Share equivalent:
Basic	(4.50)	(1.79)	(0.16)	(0.44)
Diluted	(4.50)	(1.79)	(0.16)	(0.44)
Weighted average number of Common Shares and Common Share equivalents outstanding
Basic	92,624	85,010	87,201	78,774
Diluted	92,624	85,010	87,201	78,774

The consolidated financial statements for Fiscal Year 2002 and the accompanying notes, which are an integral part of these consolidated financial statements, can be found in Appendix 1.

7.3                     Consolidated Balance Sheets

The table below sets out our consolidated balance sheets for Fiscal Years 2003 (unaudited), 2002, 2001 and 2000. Please note that unaudited data are often subject to changes during the auditing process.

For the year ended November 30	Unaudited
(in thousands, except per share data)	2003	2002	2001	2000
	US$	US$	US$	US$

Assets
Current assets
Cash and cash equivalents	73,539	11,672	11,670	6,315
Restricted cash deposits	2,108	1,732	1,296	4,337
Trade receivables	349,631	428,102	428,601	268,491
Inventories and work-in-progress	22,100	17,525	25,424	33,701
Receivables due from related parties and short-term advances to non-consolidated joint ventures	6,837	62,438	61,140	29,837
Forward contracts	1,140	23,438	—	—
Prepaid expenses and other current assets	54,427	45,468	44,836	51,817
Assets held for sale	138,078	—	—	—
Total current assets	647,860	590,375	572,967	394,498
Fixed assets, at cost	912,626	1,188,607	1,096,329	1,042,974
Less accumulated depreciation and amortization	(414,784)	(405,764)	(316,858)	(239,626)
Total fixed assets, net	497,842	782,843	779,471	803,348
Deposits and non-current receivables	38,376	38,548	36,192	24,223
Investments in and advances to non-consolidated joint ventures	39,924	28,774	35,529	37,004
Deferred taxes	15,492	3,101	10,386	13,705
Goodwill and other intangible assets	247	10,716	122,236	126,733
Prepaid pension asset	4,136	4,247	3,482	3,261
Total assets	1,243,877	1,458,604	1,560,263	1,402,772
Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts and lines of short-term credit	2,473	15,966	5,240	1,767
Short-term payables due to SNSA	64,798	633	9,482	8,512
Current maturities of long-term debt and capital lease obligations	91,504	17	23,653	3,844
Accounts payable and accrued liabilities	396,778	387,634	349,440	255,624
Accrued salaries and benefits	38,598	51,853	41,515	36,736
Advance billings	33,181	40,168	11,536	—
Other current liabilities	95,699	59,509	53,909	75,344
Liabilities held for sale	62,681	—	—	—
Total current liabilities	785,712	555,780	494,775	381,827
Long-term debt and capital lease obligations	293,506	335,007	335,026	288,653
Deferred taxes	13,825	7,189	18,194	26,743
Other long-term liabilities	32,891	26,886	39,955	30,505
Accrued pension liability	10,487	9,326	4,992	3,797
Minority interests	3,743	7,359	7,299	1,798
Shareholders’ equity
Common Shares, US$2.00 par value – 140,000,000 shares authorized (2001: 140,000,000), 76,262,215 shares issued and outstanding (2001: 70,228,536)	152,524	152,524	140,457	45,446
Class A Shares, US$2.00 par value – nil shares authorized (2000:68,000,000), nil shares issued and outstanding (2000:47,429,790)	—	—	—	94,860
Class B Shares, US$2.00 par value – 34,000,000 shares authorized, issued and outstanding (2001: 34,000,000)	68,000	68,000	68,000	68,000
Treasury Stock	(1,002)	—	—	—
Paid-in surplus	404,229	416,677	463,615	463,379
(Deficit) retained earnings	(533,888)	(117,492)	52,436	66,639
Accumulated other comprehensive loss	13,850	(2,652)	(64,486)	(68,875)
Total shareholders’ equity	103,713	517,057	660,022	669,449
Total liabilities and shareholders’ equity	1,243,877	1,458,604	1,560,263	1,402,772

The consolidated financial statements for Fiscal Year 2002 and the accompanying notes, which are an integral part of these consolidated financial statements, can be found in Appendix 1.

7.4                     Consolidated Statements of Cash Flows

The table below sets out our consolidated statements of cash flows for Fiscal Years 2003 (unaudited), 2002, 2001 and 2000. Please note that unaudited data are often subject to changes during the auditing process.

For the year ended November 30	Unaudited
(in thousands, except per share data)	2003	2002	2001	2000
	US$	US$	US$	US$

Cash flows from operating activities
Net loss	(416,396)	(151,855)	(14,203)	(34,443)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	92,712	96,093	91,750	82,117
Impairment of goodwill and other intangibles	—	106,435	7,932	—
Impairment of tangible fixed assets	176,522	—	—	—
Amortization of dry-dock costs	13,967	15,378	8,441	3,985
Equity in net income of non-consolidated joint ventures	(1,428)	(5,287)	(11,655)	(5,793)
Dividends from non-consolidated joint ventures	14,054	13,195	12,235	—
Minority interest in consolidated subsidiaries	4,548	2,062	2,806	2,521
Deferred tax	(7,294)	(5,906)	(4,433)	(16,731)
Loss (gain) on sale of assets	328	(8,003)	(1,234)	(572)
Changes in operating assets and liabilities, net of acquisitions
Trade receivables	117,918	43,980	(141,003)	18,316
Prepaid expenses and other current assets	9,544	(18,198)	10,024	(18,576)
Inventories and work-in-progress	(3,940)	2,965	8,241	(13,160)
Accounts and notes payable	(30,899)	(11,992)	91,021	29,094
Accrued salaries and benefits	—	5,295	635	(5,517)
Other short-term and other long-term liabilities	19,996	21,147	(25,928)	28,630
Payments of drydock costs	(11,315)	(20,632)	(17,893)	(11,638)
Net cash (used in) provided by operating activities	(21,683)	84,677	16,736	58,233
Cash flows provided by (used in) investing activities
Acquisition of subsidiaries, net of cash acquired	—	—	(61)	(111,175)
Settlement of share price guarantees	(12,448)	(60,557)	—	—
Purchase of fixed assets	(21,895)	(54,634)	(62,868)	(61,724)
Proceeds from sale of fixed and intangible assets	4,839	23,526	5,590	19,157
Increase in investments and other non-current financial assets	—	(13,638)	(26,715)	(6,886)
Investment in NKT Flexibles joint venture	(12,577)	—	—	—
Decrease in investments and other non-current financial assets	50,366	28,855	626	—
Net cash provided by (used in) investing activities	8,285	(76,448)	(83,428)	(160,628)
Cash flows provided by (used in) financing activities
Net (decrease) increase in bank overdraft	(13,846)	10,184	3,332	(104,323)
Proceeds from issuance of long-term debt	50,000	—	69,985	340,000
Repayments of long-term debt		—	—	(175,597)
(Increase) decrease in restricted cash deposits securing capital lease obligations and accrued taxation liabilities	(361)	(146)	2,628	(2,601)
Repayments of capital lease obligations	(18)	(23,657)	(3,845)	(5,425)
Repayment of debt to an affiliate	50,000	—	—	(150,000)
Proceeds from issuance of debt by SNSA	—	64,000	—	—
Proceeds from the issuance of Class A Shares	—	—	—	199,808
Repurchase of Treasury Shares	(1,002)	(56,493)	—	—
Exercise of share options	—	106	387	1,898
Dividends paid to minority interests	(2,194)	(2,352)	—	—
Net cash provided by (used in) financing activities	82,579	(8,358)	72,487	103,760
Effect of exchange rate changes on cash	1,057	131	(440)	(902)
Net increase in cash and cash equivalents	70,238	2	5,355	463
Cash and cash equivalents at beginning of year	11,672	11,670	6,315	5,852
Cash and cash equivalents at end of year	81,910	11,672	11,670	6,315
Cash and cash equivalents included with assets held for sale at end of year	(8,371)	—	—	—
Cash and cash equivalents at end of year, excluding cash and cash equivalents included with assets held for sale	73,539	11,672	11.670	6,315

The accompanying notes to the consolidated financial statements for Fiscal Year 2002, which are an integral part of these consolidated financial statements, can be found in Appendix 1.

7.5                     Operating Results by Business Segments and Revenues by Service Capabilities

Results by Business Segments

Set forth below are certain financial and operating results of each of our business segments for Fiscal Year 2003 (unaudited). Please note that unaudited data are often subject to changes during the auditing process.

For the year ended November 30, 2003 (unaudited) (in thousands)	AFMED	NEC	NAMEX	SAM	AME	Corporate	Total
	US$	US$	US$	US$	US$	US$	US$
Net operating revenue – external	673,816	378,851	200,624	55,984	26,786	137,512	1,473,573
Net operating revenue – internal(a)	100,412	101,531	41,900	17,551	1,387	5,066	—
Equity in net income of non-consolidated joint ventures	4,447	3,576	—	—	—	(6,595)	1,428
Depreciation and amortization	(19,037)	(3,404)	(7,262)	(2,178)	(1,890)	(58,941)	(92,712)
Impairment of fixed assets	(62,940)	(444)	(5,883)	—	(1,377)	(105,878)	(176,522)
Research and development expense	—	—	—	—	—	(1,484)	(1,484)
Interest expense	(8,878)	(429)	(1,167)	—	(307)	(17,108)	(27,889)
Interest income	—	—	—	—	—	3,093	3,093
Net (loss) income before tax after minority interest	(274,053)	12,222	(32,165)	16,700	(6,553)	(133,802)	(417,651)
Income tax benefit (expense)	6,596	3,451	1,615	(251)	(440)	(9,716)	1,255
Net (loss) income	(267,457)	15,673	(30,550)	16,449	(6,993)	(143,518)	(416,396)
Segment assets	503,063	117,733	112,447	78,345	38,308	393,981	1,243,877
Long-lived assets(b)	245,629	24,923	40,304	60,469	13,818	208,381	593,524
Investments in and advances to non-consolidated joint ventures	18,715	5,910	—	—	—	15,299	39,924
Capital expenditures	5,417	860	421	1,575	—	13,622	21,895

(a)          Internal revenues are eliminated on consolidation of our results and are therefore shown in the table to equal to zero in total.

(b)         Long-lived assets include net fixed assets, investments in and advances to non-consolidated joint ventures and deposits and non-current receivables.

As discussed in Section 5.6 (“Business Segments”), we realigned our operating structure in accordance with our new strategy during Fiscal Year 2003. The table below sets forth restated operating results by business segment for Fiscal Year 2002 (unaudited) for comparision purposes only.

For the year ended November 30, 2002 (unaudited) (in thousands)	AFMED	NEC	NAMEX	SAM	AME	Corporate	Total
	US$	US$	US$	US$	US$	US$	US$
Net operating revenue – external	702,764	335,625	190,460	52,012	25,677	130,950	1,437,488
Net operating revenue – internal(a)	118,672	91,259	52,119	13,458	1,385	4,590	—
Equity in net income of non-consolidated joint ventures	5,905	10,708	—	—	—	(11,326)	5,287
Depreciation and amortization	(21,981)	(3,101)	(17,747)	(5,711)	(3,645)	(43,908)	(96,093)
Impairment of goodwill	—	—	(102,987)	—	(1,626)	(1,822)	(106,435)
Research and development expense	—	—	—	—	—	(770)	(770)
Interest expense	(10,803)	(1,246)	(2,613)	(1,859)	(418)	(1,934)	(18,873)
Interest income	—	—	—	—	—	633	633
Net (loss) income before tax after minority interest	(36,638)	10,864	(116,046)	5,470	(3,360)	(3,987)	(143,697)
Income tax benefit (expense)	(6,552)	16,061	(12,122)	(581)	(343)	(4,621)	(8,158)
Net (loss) income	(43,190)	26,925	(128,168)	4,889	(3,703)	(8,608)	(151,855)
Segment assets	585,955	139,096	140,481	88,467	35,230	469,375	1,458,604
Long-lived assets(b)	313,132	26,309	66,146	69,179	12,072	363,327	850,165
Investments in and advances to non-consolidated joint ventures	9,394	5,897	—	—	—	13,483	28,774
Capital expenditures	2,331	3,077	350	1,600	690	46,586	54,634

(a)                                  Internal revenues are eliminated on consolidation our results and are therefore shown in the table to equal to zero in total.

(b)                                 Long-lived assets include net fixed assets, investments in and advances to non-consolidated joint ventures and deposits and non-current receivables.

Set forth below are certain financial and operating results of each of our business and geographical segments, as they were defined until we redefined our business segments into regions as part of the reorganization that took place during 2003 (see Section 5.6 (“Business Segments”)) for Fiscal Years 2002, 2001 and 2000.

For the year ended November 30, 2002 (in thousands)	Asia Pacific	North America	Norway	SEAME	South America	U.K.	Corporate	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Net operating revenue external	25,677	190,460	105,830	702,764	52,012	229,795	130,950	1,437,488
Net operating revenue internal(a)	1,385	52,119	26,194	118,672	13,458	65,065	4,590	—
Equity in net income of non-consolidated joint ventures	—	—	10,708	5,905	—	—	(11,326)	5,287
Depreciation and amortization	(3,645)	(17,747)	(2,296)	(21,981)	(5,711)	(805)	(43,908)	(96,093)
Impairment of goodwill	(1,626)	(102,987)	—	—	—	—	(1,822)	(106,435)
Research and development expense	—	—	—	—	—	—	(770)	(770)
Interest expense	(418)	(2,613)	(655)	(10,803)	(1,859)	(591)	(1,934)	(18,873)
Interest income	—	—	—	—	—	—	633	633
Net income (loss) before tax after minority interest	(3,360)	(116,046)	15,947	(36,638)	5,470	(5,083)	(3,987)	(143,697)
Income tax (expense) benefit	(343)	(12,122)	376	(6,552)	(581)	15,685	(4,621)	(8,158)
Net income (loss)	(3,703)	(128,168)	16,323	(43,190)	4,889	10,602	(8,608)	(151,855)
Segment assets	29,266	127,324	34,510	408,020	88,806	107,914	662,764	1,458,604
Long-lived assets(b)	11,403	53,224	11,646	88,028	69,547	16,274	600,043	850,165
Investments in and advances to non-consolidated joint ventures	—	—	5,897	14,451	—	—	8,426	28,774
Capital expenditures	690	350	1,413	2,331	1,600	1,664	46,586	54,634

For the year ended November 30, 2001 (in thousands)	Asia Pacific	North America	Norway	SEAME	South America	U.K.	Corporate	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Net operating revenue external	39,437	276,681	110,631	520,207	50,472	214,721	43,789	1,255,938
Net operating revenue internal (a)	4,255	78,970	36,768	78,311	12,674	53,080	4,567	—
Equity in net income of non-consolidated joint ventures	—	—	5,798	10,902	—	—	(5,045)	11,655
Depreciation and amortization	(2,015)	(21,546)	(1,074)	(5,984)	(6,003)	(1,480)	(53,648)	(91,750)
Impairment of Comex trade name	—	—	—	—	—	—	(7,932)	(7,932)
Research and development expense	—	—	—	—	—	—	(393)	(393)
Interest expense	(421)	(2,942)	(118)	(2,891)	(2,285)	(458)	(20,156)	(29,271)
Interest income	—	—	—	—	—	—	2,451	2,451
Net income (loss) before tax after minority interest	4	(36,191)	11,721	24,529	5,494	1,285	(426)	6,416
Income tax (expense) benefit	(3,242)	—	1,025	(19,672)	—	4,269	(2,999)	(20,619)
Net (loss) income	(3,238)	(36,191)	12,746	4,857	5,494	5,554	(3,425)	(14,203)
Segment assets	37,449	325,613	55,475	294,267	87,517	81,050	678,892	1,560,263
Long-lived assets(b)	14,328	70,244	12,839	64,875	62,092	13,073	613,741	851,192
Investments in and advances to non-consolidated joint ventures	—	—	5,684	7,865	—	—	21,980	35,529
Capital expenditures	270	1,789	430	4,060	18,824	—	37,495	62,868

For the year ended November 30, 2000 (in thousands)	Asia Pacific	North America	Norway	SEAME	South America	U.K.	Corporate	Total
	US$	US$	US$	US$	US$	US$	US$	US$
Net operating revenue external	40,507	122,314	198,779	444,877	52,836	123,607	500	983,420
Net operating revenue internal(a)	1,738	15,913	18,273	70,597	22,324	18,767	5,036	—
Equity in net income of non-consolidated joint ventures	—	—	1,019	9,427	—	—	(4,653)	5,793
Depreciation and amortization	(2,591)	(21,717)	(1,102)	(4,770)	(5,972)	(3,620)	(42,345)	(82,117)
Research and development expense	—	—	—	—	—	—	(950)	(950)
Restructuring charges	—	—	—	(1,793)	—	(1,501)	—	(3,294)
Interest expense	(642)	(5,225)	(626)	(1,503)	(2,206)	(1,199)	(20,756)	(32,157)
Interest income	—	—	—	—	—	—	2,165	2,165
Net income (loss) before tax after minority interest	(14,916)	(21,225)	3,057	20,109	8,421	(9,207)	(24,460)	(38,221)
Income tax (expense) benefit	(104)	5,940	3,662	(10,867)	(340)	3,483	2,004	3,778
Net (loss) income	(15,020)	(15,285)	6,719	9,242	8,081	(5,724)	(22,456)	(34,443)
Segment assets	32,974	268,663	62,301	253,625	77,559	97,316	610,334	1,402,772
Long-lived assets (b)	16,450	88,924	6,527	73,127	66,207	26,786	586,554	864,575
Investments in and advances to non-consolidated joint ventures	—	—	2,470	8,488	—	—	26,046	37,004
Capital expenditures	438	3,107	337	3,769	20,307	9	33,757	61,724

(a)          Internal revenues are eliminated on consolidation of our results and are therefore shown in the table to equal to zero in total.

(b)         Long-lived assets include net fixed assets, investments in and advances to non-consolidated joint ventures and deposits and non-current receivables.

Operating Revenues by Service Capabilities

Set forth below are our net operating revenues for Fiscal Years 2003 and 2002 broken down by our service capabilities (see Section 5.5 (“Service Capabilities”)).

For the year ended November 30 (in thousands)	2003	2002
	US$	US$
	Unaudited
SURF	590,038	602,298
Conventional	518,135	432,864
IMR	204,052	237,325
Corporate (a)	161,348	165,001
Total Net Operating Revenue	1,473,573	1,437,488

(a)          This relates to Serimer DASA and the Paragon Companies.

Set forth below are our net operating revenues for Fiscal Years 2002, 2001 and 2000 broken down by our old business lines, which has been redefined into our new service capabilities (see Section 5.4 (“Mission and Strategy”).

For the year ended November 30 (in thousands)	2002	2001	2000
	US$	US$	US$
Regional business	271,371	314,190	285,152
Subsea construction	256,400	279,482	267,071
Pipelay and EPIC	554,251	337,765	213,744
Deepwater development	224,516	280,712	199,958
Stand-alone business (a)	130,950	43,789	17,495
Total Net Operating Revenue	1,437,488	1,255,938	983,420

(a)          This relates to Serimer DASA and the Paragon Companies.

7.6                     Credit and Guarantee Facilities

The following sets out a summary of the material credit and guarantee facilities available to us as of the date of this Prospectus.

The US$ 440 Million Credit Facility

We are party to an amended US$ 440,000,000 secured multi-currency revolving loan facility agreement (the US$ 440 Million Credit Facility) dated September 22, 2000 among Comex Finance as borrower, Stolt Offshore S.A. as guarantor, DnB NOR Bank ASA (formerly Den norske Bank ASA), Bank of America Securities LLC, Salomon Brothers International Limited, HSBC Bank plc and ING Barings LLC as lead arrangers, the financial institutions identified therein as banks, Bank of America N.A. and Citibank N.A. as syndication agents and joint book managers, ING Barings LLC as documentation agent and DnB NOR Bank ASA (formerly Den norske Bank ASA) as facility agent and security trustee.

On February 13, 2004, we made a voluntary pre-payment of US$ 30 million. We expect that we will prepay additional amounts prior to the termination date such that the available amount will further reduce. See Section 4.6 (“Use of Proceeds”). As of February 29, 2004, we had borrowed US$ 300 million, the maximum amount available under this credit facility.

All amounts outstanding under this credit facility are secured by a full and unconditional guarantee provided by Stolt Offshore and the execution of certain security documents by Comex Finance, including mortgages on certain ships owned by our subsidiaries. This credit facility contains affirmative and negative covenants, including financial covenants relating to our minimum tangible net worth, ratio of consolidated debt to consolidated tangible net worth and ratio of consolidated debt to EBITDA. During Fiscal Years 2003 and 2004, these ratios have been amended to prevent an event of default from occurring under the terms of the credit facility. In exchange for these amendments, the interest rate on outstanding borrowings was increased such that it varies between 1% and 3.25% over LIBOR, depending on our ratio of consolidated debt to EBITDA. These covenants and the subsequently revised covenants contained in waivers under this credit facility have been superseded by the covenants contained in the Intercreditor Deed described below. This credit facility also contains a cross-default provision and other events of default (which include payment defaults, breach of covenants, breach of representations and warranties, insolvency proceedings, insolvency events, illegality, curtailment of business, loss of vessel, reduction of capital, war, notice of termination of any shipowning guarantee, claims against our assets, appropriation of our assets and final judgments) upon the occurrence of which amounts outstanding under this credit facility could be declared immediately due and payable.

All financial covenants under this facility have been replaced by the financial covenants under the Intercreditor Deed (which is described below).

The US$ 55/45 Million Credit/Guarantee Facility

On July 9, 2002, Comex Finance entered into a US$ 55/45 million credit/guarantee facility agreement (the “US$ 55/45 Million Credit/Guarantee Facility”). This facility initially permitted Comex Finance to borrow up to US$ 55 million and to request the provision of Bank Guarantees of up to US$ 45 million. The amount available for borrowings was reduced by US$ 10 million in January 2004, in accordance with a scheduled reduction of this facility. Amounts available for borrowings or guarantees will be further reduced by US$ 10 million on each consecutive six month period ending thereafter until the termination of this facility in July 2006. We can allocate the US$ 10 million reduction between the credit portion of this facility and the guarantee portion of this facility. As of the date of this Prospectus, the credit portion of this facility is fully drawn and US$ 4.5 million is available for issuance of new Bank Guarantees under the guarantee portion.

All amounts outstanding under this facility are secured by a full and unconditional guarantee provided by Stolt Offshore and the execution of certain security documents by Comex Finance, including mortgages on certain ships owned by our subsidiaries. The affirmative and negative covenants and events of default contained in the facility are substantially identical to those contained in the US$ 440 Million Credit Facility described above.

During Fiscal Years 2003 and 2004, the financial covenants contained in this facility were amended to prevent an event of default from occurring. In exchange for these amendments, the interest rate on outstanding borrowings was increased such that it varies between 1.0% and 3.25% over LIBOR, depending on our ratio of consolidated debt to EBITDA. These covenants and the subsequently revised covenants contained in waivers under this agreement have been superseded by the covenants contained in the Intercreditor Deed described below.

The US$ 55/45 Million Credit/Guarantee Facility also contains events of default which are similar to the events of default under the US$ 440 Million Credit Facility (including payment defaults; breach of covenants; breach of representations and warranties; insolvency proceedings; insolvency events; illegality; conditions subsequent; curtailment of business; cross default; loss of vessel, reduction of capital; war; notice of termination of any shipowning guarantee; claims against our, SNSA’s and SNTG’s assets; appropriation of our, SNSA’s and SNTG’s assets; change of ownership of Comex Finance; and final judgments).

SNSA and SNTG have jointly and severally guaranteed our obligations to the banks providing Bank Guarantees pursuant to the guarantee portion of this facility.

For a further description of the risks relating to the US$ 55/45 Million Credit/Guarantee Facility, see Section 11.1 (“Risk Factors - Financial Risks”).

The US$ 44 Million Guarantee Facility

We are party to a US$ 44 million secured guarantee facility (the US$ 44 Million Guarantee Facility). Under this facility, Citibank N.A. and certain other financial institutions as banks and DnB NOR Bank ASA (formerly Den norske Bank ASA) as facility agent, security trustee and issuing bank agreed to the issuance of Bank Guarantees, with Comex Finance as an indemnifier and Stolt Offshore S.A. as guarantor. The purpose of the US$ 44 Million Guarantee Facility was to provide for the issuance of Bank Guarantees and to release certain cash collateral to Comex Finance. As of the date of this Prospectus, only Bank Guarantees of US$ 22 million have been issued under this facility. There is no further availability for Bank Guarantees to be issued under this facility.

In order for Bank Guarantees to be issued under the US$ 44 Million Guarantee Facility, certain conditions precedent and condition subsequent needed to be satisfied. These conditions include providing usual corporate authorities, vessel documents, certain security documents, legal opinions and certain management agreements. In addition, this facility contains (i) representations and warranties from Stolt Offshore S.A. and Comex Finance; (ii) affirmative covenants (including in relation to registering vessels, additional security and financial reporting and other information); (iii) negative covenants (including in relation to third party rights, chartering, no change in management, merger or amalgamation and no sale of ships); and (iv) financial covenants which have been replaced by financial covenants set out in the Intercreditor Deed (which is described below).

The US$ 44 Million Guarantee Facility also contains events of default similar to those contained in the US$ 440 Million Credit Facility (including payment defaults; breach of covenants; breach of representations and warranties, insolvency proceedings; insolvency events; illegality; curtailment of business; acceleration of indebtedness relating to us, Comex Finance, certain of our other subsidiaries and SNSA and SNTG; loss of vessel; reduction of capital; war; notice of termination of any shipowning guarantee, claims against our, SNSA’s or SNTG’s assets; appropriation of our, SNSA’s or SNTG’s assets; and final judgments).

Certain provisions of the US$ 44 Million Guarantee Facility have been overridden by the Intercreditor Deed as more fully explained below but, in particular, in relation to the creation of additional encumbrances so as to enable the execution of the New Bonding Facility and the provision of cash collateral of up to US$ 25 million for future bonding, the sale of assets so as to permit certain permitted disposals under the New Bonding Facility, replacing the financial covenants as referred to above and replacing the term “Permitted Indebtedness” defined therein so as to be consistent with the New Bonding Facility.

SNSA and SNTG have jointly and severally guaranteed our obligations to the banks providing Bank Guarantees pursuant to this facility. In addition, ships owned by the subsidiaries of SNTG (Bermuda) are also pledged in support of the Bank Guarantees.

The US$ 28 Million Reimbursement Agreement

The amended and restated secured reimbursement agreement dated August 27, 2003, between Stolt Offshore as borrower and DnB NOR Bank ASA as bank (the US$ 28 million Reimbursement Agreement), which amends and restates a reimbursement agreement dated January 6, 2003 (the Original Reimbursement Agreement).

Under this facility, DnB NOR Bank ASA, as bank, agreed to extend the term of a letter of credit (the “Letter of Credit”) until September 15, 2004 and, in consideration for this, certain ship-owning subsidiaries of SNTG (Bermuda) agreed to execute certain security documents and grant pledges over certain ships in favor of DnB NOR Bank ASA and SNSA has agreed to provide a parent company guarantee. In addition the parties also agreed to certain amendments to the Original Reimbursement Agreement.

In order for the Letter of Credit to be issued, certain conditions precedent needed to be satisfied. These conditions included providing usual corporate authorities, vessel documents, the SNSA guarantee referred to above, payment of certain fees and legal opinions. In addition, this facility contains events of default including payment defaults, breach of representations, warranties or statements, suspension or curtailment of business, cross-default, loss of vessel and default in respect of any vessel mortgage and final judgments.

Certain provisions of the US$ 28 Million Reimbursement Agreement and the parent company guarantee have been overridden by the Intercreditor Deed as more fully explained below but, in particular, in relation to the creation of additional encumbrances so as to enable the execution of the New Bonding Facility and the provision of cash collateral of up to US$ 25 million for future bonding.

The Letter of Credit was issued in connection with the Duke Hubline project. Our contractual dispute with Algonquin Gas Transmission relating to the Duke Hubline project has been settled. See further description in Section 7.8 (“Subsequent Events”).

The New Bonding Facility

We are party to an agreement dated February 12, 2004 (the New Bonding Facility) among us, certain of our subsidiaries listed therein, and certain financial institutions listed therein. Under this facility, HSBC Bank plc and certain other financial institutions as issuing banks agreed to the issuance of Bank Guarantees of up to US$ 100 million to certain of our subsidiaries as indemnifiers, with certain other of our subsidiaries acting as guarantors. The purpose of the New Bonding Facility is to provide for the issuance of Bank Guarantees to support the performance obligations of those of our subsidiaries required to provide indemnification in respect of certain eligible contracts and projects. The New Bonding Facility will be available to provide Bank Guarantees for 18 months from execution of the facility, or on that date on which the commitments are reduced to zero.

In order for the Bank Guarantees to be issued under the New Bonding Facility, certain conditions precedent and conditions subsequent must be satisfied. These conditions include the provision of a guarantee and security package which covers (i) a guarantee from SNSA and SNTG, (ii) share pledges in respect of the shares in certain of our subsidiaries, and (iii) first and second ranking charges over ships owned by certain of our subsidiaries and second ranking charges over ships owned by certain shipowning subsidiaries of SNTG (Bermuda) and cash collateral arrangements. As of the date of this Prospectus, not all of the provisions precedent and the conditions subsequent have been satisfied. In addition, security has been granted over two accounts of one of our subsidiaries under a cash management system. Pursuant to this cash management system, we must ensure that, in one bank account (Lock Box 1) US$ 20 million has been deposited prior to the issue of any Bank Guarantee. Thereafter, any cash collateral provided as security for the issue of a Bank Guarantee, any net disposal proceeds (that is, the disposal proceeds relating to the sale or disposal of an asset owned by us or other shipowning guarantor, net of reasonable fees and expenses, VAT, any other tax and any other creditor claim which has priority) and insurance proceeds (that is, the insurance proceeds relating to the total loss of a ship) shall be paid into this account.

No withdrawals may be made from this account unless HSBC Bank plc, as agent, consents or, following the end of the availability of the New Bonding Facility, existing Bank Guarantees are reduced or cancelled. The other bank account, Lock Box 2, is to be used for depositing excess cash of the Stolt Offshore group over US$ 75 million. Transfers in and out of these accounts are strictly controlled and we must comply with certain monthly information reporting requirements in relation to both bank accounts.

The New Bonding Facility contains (i) representations and warranties from us and certain of our subsidiaries, (ii) both affirmative and negative covenants (including in relation to financial reporting, satisfying agreed disposal targets and complying with the cash management system referred to above) and negative covenants (including a prohibition on incurring indebtedness and the disposal of assets, save as expressly permitted) and (iii) a financial covenant in relation to maintaining an agreed level of minimum consolidated tangible net worth. The New Bonding Facility also contains provisions relating to disclosed permitted disposals which are disposals of certain of our assets which do not require the consent of the financial institutions as banks under this facility. The assets constituting disclosed permitted disposals will automatically be released from any security interest to allow its disposal. In addition, certain thresholds in respect of disclosed permitted disposals are required to be satisfied. By May 31, 2004 disclosed permitted disposals must be at least US$ 50 million and by August 31, 2004 disclosed permitted disposals must be at least US$ 75 million.

The New Bonding Facility also contains events of default which include payment defaults, breach of covenants, breach of representations and warranties, insolvency proceedings, insolvency events, illegality, conditions subsequent, curtailment of business, acceleration of indebtedness, loss of vessel, reduction of capital, war, notice of termination of any shipowning guarantee, claims against an obligor’s assets, appropriation of an obligor’s assets, final judgments, cross-defaults, change of our executive management, material adverse change, auditor’s qualification, repudiation and litigation.

While SNSA and SNTG are required to provide certain guarantees, they are excluded from the contractual obligations contained in the representations and warranties, covenants and defaults of this facility.

Finally, the New Bonding Facility also contains various provisions concerning fees, including, the payment of a waiver fee of US$ 10,000 to certain financial institutions, bank guarantee commission of 3% per annum on the non cash collateralised portion and 1% on the cash collateralized portion of any bank guarantee, a commitment fee of 1.5% per annum, a bank guarantee issue fee of US$ 1,500 per bank guarantee, a fronting fee of 0.25% per annum on each bank guarantee, a front end fee of 1% of the New Bonding Facility amount and certain arrangement and agency fees.

As of February 29, 2004, we had not utilized this facility.

Other Bank Guarantee Arrangements

Certain financial institutions, including some of the financial institutions that are party to our Existing Credit Facility Agreements, have issued Bank Guarantees on our behalf. As of February 29, 2004, the aggregate amount issued by these financial institutions amounted to US$ 190.4 million. Of this amount, US$ 7.8 million is guaranteed by SNSA. The bonds under these facilities were issued to guarantee our project performance and that of our subsidiaries and joint ventures to third parties in the normal course of business. As of February 29, 2004, we have no Bank Guarantee capacity available under these arrangements.

The SNSA Liquidity Line

The SNSA Liquidity Line remains available to us until November 28, 2004. SNSA has informed us, however, that SNTG’s ability to fund a draw down under the SNSA Liquidity Line is limited by the terms of SNSA’s existing credit facilities and may be prohibited in certain circumstances (and, in fact, currently is prohibited). We do not expect, however, to need to utilize the SNSA Liquidity Line prior to its termination, and we have so informed SNSA. We pay a variable interest rate on outstanding borrowings at a rate equal to LIBOR plus 3.25% per annum. We are permitted to repay all or any portion of the principal amount outstanding, along with any accrued interest, at any time, however, the SNSA Liquidity Line will become fully subordinated to the US$ 440 Million Credit Facility and the US$ 55/45 Million

Credit/Guarantee Facility upon the occurrence of an event of default under those facilities. In addition, we are prohibited under the terms of our Existing Credit Facility Agreements from repaying any amounts under the SNSA Liquidity Line at any time that an event of default or potential event of default has occurred and is continuing or, as a result of such payment, would occur under our Existing Credit Facility Agreements. The SNSA Liquidity Line is available for working capital and other corporate purposes. As of the date of this Prospectus, there were no amounts outstanding under the SNSA Liquidity Line.

The Intercreditor Deed

On February 12, 2004, we and certain of our subsidiaries entered into the Intercreditor Deed with certain financial institutions as creditors under the Existing Credit Facility Agreements, HSBC Bank plc in its various capacities under the New Bonding Facility, and certain financial institutions as creditors under the New Bonding Facility.

The Intercreditor Deed contains provisions that override certain provisions of the Existing Credit Facility Agreements. These provisions waive compliance with certain obligations under the Existing Credit Facility Agreements so as to allow, among other things, (i) the New Bonding Facility and up to US$ 25 million of cash collateral for future bonding requirements and (ii) disposals in accordance with our planned divestitures and in accordance with the disposal requirements of the New Bonding Facility.

In addition, we have agreed to comply with the following financial covenants (i) consolidated tangible net worth (excluding the effect of the Private Placement and the Debt Conversion) not to be less than US$100 million as at May 31, 2004, August 31, 2004 and February 28, 2005 and not less than US$85 million as at November 30, 2004, (ii) subject to certain exceptions, the ratio of consolidated debt to consolidated tangible net worth not to exceed 1.25:1 at the end of each of its fiscal quarters through the fiscal quarter ending November 30, 2004, and (iii), subject to certain exceptions, consolidated debt to EBITDA not to exceed 5.0:1. To the extent that these covenants are breached, this will also constitute an event of default under the Existing Credit Facility Agreements. We have also agreed to re-set the financial covenants referred to in the Intercreditor Deed for Fiscal Year 2004, beginning on December 1, 2004, at levels approved by an instructing group. Failure to comply with the re-set financial covenants by February 28, 2005 will cause the US$ 440 Million Credit Facility and the US$ 55/45 Million Credit/Guarantee Facility to be placed on demand and, in the case of the guarantee facility under the US$ 55/45 Million Credit/Guarantee Facility, cash collateralized. In addition, we have agreed that (i) 100% of the net cash proceeds of the sale of any ship under the US$ 440 Million Credit Facility and the US$ 55/45 Million Credit/Guarantee Facility shall be applied in prepayment of the relevant facility and failure to do so will result in an event of default thereunder and (ii) the US$ 440 Million Credit Facility shall be prepaid by certain amounts as stated in the Intercreditor Deed. If such prepayments do not occur an event of default will arise thereunder. Also, in relation to the acceleration of indebtedness events of default under the US$ 55/45 Million Credit/Guarantee Facility and the US$ 44 Million Guarantee Facility, SNSA and SNTG have been specifically excluded from the definition of “Security Parties” under these facilities so as to prevent any cross-default in respect of these two entities from triggering these events of default.

Further, the override provisions require that we appoint two independent non-executive directors to our Board and require that we comply with the relevant listing requirements of the Nasdaq National Market applicable to foreign private issuers that are not “controlled companies”. In addition, the assignment and transfer provisions have been standardized across the Existing Credit Facility Agreements and we have agreed to provide a risk management report and a contract report to the finance parties under the US$ 440 Million Credit Facility. Further, in the event that the US$ 440 Million Credit Facility and the US$ 55/45 Million Credit/Guarantee Facility are not prepaid by US$ 90 million by December 1, 2004, then the interest rate margin applicable to these facilities will increase. The Intercreditor Deed also contains certain pre-consents from our creditors in relation to future bonding finance parties sharing in certain assets secured in favor of our creditors subject to there being no material impairment to such creditor’s rights.

The Intercreditor Deed also contains customary provisions regulating the priority and the enforcement of security interests between those financial institutions of our creditors that are a party to the Intercreditor Deed. In addition, the Intercreditor Deed provides provision for the application of the proceeds of any enforcement over the assets secured in favor of our creditors towards the payment and discharge of indebtedness under the Existing Credit Facility Agreements and the New Bonding Facility.

Scheduled Repayments of Long-Term Debt

Set forth below are scheduled repayments for the following five Fiscal Years for those of our facilities that are currently in place and drawn on.

As at February 29, 2004 amounts in millions US$	Outstanding balance	2004	2005	2006 Repayments	2007	2008

US$440 Million Credit Facility	330.0	(71.5)	(258.5)	—	—	—
US$55/45 Million Credit/Guarantee Facility	45.0	(20.0)	(20.0)	(5.0)	—	—

7.7                     Off-Balance Sheet Matters

We do not engage in off-balance sheet financing, in the form of special purpose entities or similar arrangements. We engage in operating leases in the normal course of our business in respect of ship charter hire, office facilities and equipment.

We also arrange for Bank Guarantees to be provided to our clients in connection with our work on specific projects. The total amount outstanding in respect of Bank Guarantees as of November 30, 2003 was US$ 334 million. The purpose of the Bank Guarantees generally is to enable our clients to recover cash paid to us in advance of performing our obligations under the contract or to obtain cash compensation should we be unable to fulfill our performance obligations under our contracts. In the third quarter of Fiscal Year 2003, Algoquin Gas Transmission Corporation threatened to demand payment under a letter of credit for US$ 28.0 million which had been issued in its favor in connection with the Duke Hubline project. The letter of credit, which was due to expire on September 15, 2003, was amended and restated as the US$ 28 Million Reimbursement Agreement. The facility is due to expire on September 15, 2004 and should any amount be drawn under the US$ 28 Million Reimbursement Agreement, interest on the amount drawn will be charged at a rate equal to LIBOR plus 4.0% per annum.

7.8                     Subsequent Events

Below is a summary of events that occurred after November 30, 2003, which we considered to be of significance to the Company.

•                  On December 18, 2003, an agreement was reached with the customer on the OGGS project in Nigeria. Under the terms, the parties agreed that this agreement covers all claims of whatever nature, whether formally made or not and all facts and circumstances as at November 30, 2003 which may give rise to any claims whatsoever under the contract. In addition, it was agreed that we shall perform our outstanding work as stipulated under the contract. A total of US$ 39 million in cash has been received and a further US$ 6 million is expected to be received in the second quarter of Fiscal Year 2004. The impact of this settlement was accounted for as a receivable in Fiscal Year 2003.

•                  On December 31, 2003, the pipelay ship Polaris dropped a pipeline which it was laying for the Bonga project in Nigeria. No accounting provision has been made for any resulting losses, which will depend on the insurance reimbursement through the customer’s

“Builder’s all risk policy”. We believe that we will successfully obtain reimbursement (estimated at up to US$ 20 million)  under the customer’s policy. There will be an additional loss of potential income of up to US$ 5 million as a result of non-achievement of milestone bonuses, none of which had yet been booked as income. The Bonga project was 71% complete as at November 30, 2003, with an estimated revenue at completion of US$ 249.5 million, including US$ 15.0 million of revenue related to an incentive scheme which will take effect in Fiscal Year 2004. This is a loss making contract, and therefore the full forecast loss at completion is accrued in our results for Fiscal Year 2003, except for post-balance sheet events such as the pipe drop referred to above.

•                  An agreement was reached on January 28, 2004, with Burullus Gas Company of Egypt for the settlement of unagreed Variation Orders. The impact of this settlement has been included in our results for Fiscal Year 2003. As of the date of this Prospectus, substantially all of the proceeds from the settlement has been received in cash, and has been included in receivables as of November 30, 2003. The settlement includes notice of final acceptance for all work except for the obligation on SOSA to complete repairs to the 24” export pipeline for an additional agreed contracted sum.

•                  On February 18, 2004, we announced the award of the Greater Plutonio contract. The contract was awarded by British Petroleum (BP) to a consortium we formed with Technip, and represents the largest contract to be awarded to us.  The total value of the contract was US$ 730 million, of which our share is approximately US$ 550 million. The Greater Plutonio project involves the engineering, procurement, fabrication, and installation of Umbilicals, Risers and Flowlines for the development of offshore Angola (our AFMED region). Many of the construction activities will take place at depths of 1,200 to 1,500 meters. We expect that activities on this project will continue through 2007.

•                  On February 26, 2004, we reached a final settlement agreement with Algonquin Gas Transmission Company relating to our claims for payment of unpaid invoices and Variation Orders on the Duke Hubline project. The effect of this settlement has been included in our results for Fiscal Year 2003 and should, hence, not impact on our results for Fiscal Year 2004. Algonquin Gas Transmission Company has agreed to pay the settlement amount not later than March 11, 2004. As a result of this agreement, the US$ 28 million letter of credit issued in relation to this project will be released upon completion of certain settlement activities with our subcontractors for the project, release of certain liens on the pipeline built, and completed delivery of as-built documentation.

•                  The weakening of the US dollar against the Euro by approximately 10% since November 30, 2003, combined with our lack of bank facilities available for hedging, had a negative impact on our results for the first quarter of, and may have a negative impact on our results for Fiscal Year 2004.

•                  In addition to the foregoing, we have disposed of certain assets and business as part of our divestment program, see Section 5.8 (“Divestment Program”).

7.9                     Statutory Auditors

Deloitte & Touche, Glasgow, United Kingdom, audited the consolidated financial statements for Fiscal Year 2002. On August 1, 2003, the United Kingdom firm of Deloitte & Touche transferred its business to Deloitte & Touche LLP, a limited liability partnership. We have given our consent to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP, Glasgow, United Kingdom, and have appointed Deloitte & Touche LLP to audit the consolidated financial statements for Fiscal Year 2003.

Deloitte & Touche, Luxembourg, is the statutory auditor of Stolt Offshore S.A., the top holding company in the Stolt Offshore group, and audited the company-only financial statements for this entity for Fiscal Year 2002.

The consolidated statements for Fiscal Years 2001 and 2000 were audited without qualifications by Arthur Andersen, Glasgow, United Kingdom, who have ceased operations and have not reissued their report. The consolidated financial statements for Fiscal Year 2002 include a copy of Arthur Andersen’s previously issued report. As described in note 2 to the consolidated financial statements for Fiscal Year 2002, which can be found in Appendix 1, the prior years’ consolidated financial statements have been revised to reflect reclassifications and disclosures to conform with the Fiscal Year 2002 presentation.

Arthur Andersen was terminated as our independent public accountant effective July 31, 2002. On August 20, 2002, the Board approved the audit committee’s recommendation that Deloitte & Touche be appointed as our independent public accountant. Pursuant to Luxembourg law requiring that the decision to appoint new auditors be subject to the approval of our Shareholders, on October 17, 2002 at an extraordinary general meeting of shareholders, our Shareholders approved the decision to appoint Deloitte & Touche as our independent public accountant. Both the engagement partner and the manager for our audit are no longer with Arthur Andersen and Arthur Andersen has ceased practicing before the SEC.  As a result, we have been unable to obtain after reasonable efforts written consent of Arthur Andersen to the inclusion of its audit report in this Prospectus. See Section 11.4 (“Other Matters”).

8                                         Share Capital and Shareholder Matters

8.1                     New Share Capital and Number of Shares Issued

Our issued share capital prior to the Private Placement, the Debt Conversion, and the Share Conversion has been set at US$ 220,524,430 represented by 76,262,215 Common Shares, par value US$ 2.00 per share, and 34,000,000 Class B Shares, par value US$ 2.00 per share, all of said shares being fully paid.

As of the date of this Prospectus, after the Private Placement and the Share Conversion, our issued share capital is US$ 277,524,430 represented by 138,762,215 Common Shares, par value US$ 2.00 per share, all of which have been fully paid.

After the Debt Conversion and the Subsequent Issue (assuming 24,000,000 Common Shares are issued and sold), our issued share capital would be set at US$ 370,978,976 represented by 185,489,487 Common Shares, par value US$ 2.00 per share, all of said shares being fully paid.

The Articles require all shares to be issued in registered form.

All Common Shares are freely transferable by the holder thereof, subject to the restrictions on shareholdings provided for in our Articles (described below under Section 8.12 (“Articles of Incorporation”)) and subject to any contractual limitations or restrictions on transfer imposed by applicable securities law (including U.S. securities law).

8.2                     Board Authorization to Issue Shares

According to our Articles, after the Private Placement, the Share Conversion and the Debt Conversion, the Board, or delegate(s) duly appointed by the Board, will be authorized to issue additional Common Shares, at such times and on such terms and conditions, including issue price, as the Board or its delegates may in its or their discretion resolve, up to a maximum of 230,000,000 Common Shares (less the amount of Common Shares already issued at such time), par value US$ 2.00 per share. When doing so, the Board may suppress the preferential subscription rights of our existing Shareholders to the extent it deems advisable. This authorization granted to the Board shall lapse five years after publication of the amendment of the Articles in the Luxembourg Official Gazette -  Memorial C. The amendments of the Articles regarding the above quoted authorized capital were approved at the February 2004 EGM. As described above in Section 4.5 (“The Debt Conversion”), we are under a contractual obligation to issue 22,727,272 Common Shares to SNTG or a subsidiary thereof upon completion of the Debt Conversion.

According to our Articles, there are also authorized 1,500,000 Class A Shares, par value US$ 2.00 per share. Such Class A Shares have been authorized for the sole purpose of options granted under our existing stock option plans in respect of our shares, and may not be used for any other purpose. The rights, preferences and priorities of such Class A Shares are set forth in our Articles. All such Class A Shares shall convert to Common Shares immediately upon issuance. The maximum amount of shares to be issued under this authorization are included in the above noted maximum amount of Common Shares to be issued. Such authorized Class A Shares shall exist only until December 31, 2010 and shall expire, without further action, on such date.

As of the date of this Prospectus, we had awarded 8,899,900 stock options and we had reserved 10,942,684 Common Shares for issuance upon exercise of these stock options.

8.3                     Treasury Shares

On March 10, 2003, we paid NKT Holdings A/S US$ 13.5 million in respect of the settlement of the outstanding share price guarantee for 879,121 Common Shares owned by NKT Holdings

A/S.  These shares were initially issued to NKT Holdings A/S as partial consideration for our acquisition of 49% of NKT Flexibles in December 1999.  As of the date of this Prospectus, all of the 879,121 Common Shares are held as treasury shares through our indirect subsidiary Stolt Offshore Investing Limited.

Under applicable provisions of the Luxembourg Company Law, these Common Shares remain issued but are not entitled to vote. In computing earnings per Common Share, these shares are not considered part of outstanding Common Shares. The costs of these shares is being accounted for as a deduction from shareholders’ equity.

8.4                     Share Capital Development

The table below sets forth the share capital development since November 30, 2000.

(in millions, except share data)	Date of Transaction	Common Shares	Class A Shares	Class B Shares	Treasury Shares	Total out- standing Shares
		US$	US$	US$	US$	US$
Balance, November 30, 2000		45.4	94.9	68.0	—	208.3
Reclassification of Class A Shares to Common Shares	March 2001	94.9	(94.9)	—	—	0.0
Exercise of share options	Varies	0.2	—	—	—	0.2
Balance, November 30, 2001		140.5	—	68.0	—	208.5
Purchase of 6,392,478 Treasury Shares at market value(a)	March 2002 and May 2002	—	—	—	(56.5)	(56.5)
Sale of 6,392,478 Treasury Shares	June 2002 and November 2002	—	—	—	56.5	56.5
Issuance of 6,019,287 Common Shares	November 2002	12.0	—	—	—	12.0
Exercise of share options	Varies	0.0	—	—	—	0.0
Balance, November 30, 2002		152.5	—	68.0	—	220.5
Purchase of 879,121 Treasury Shares at market value(b)	March 2003	—	—	—	(1.0)	(1.0)
Balance, November 30, 2003 (unaudited)		152.5	0.0	68.0	(1.0)	219.5

(a) Purchase of 6,392,478 Treasury Shares from NKT Holdings A/S and Vinci.

(b) Purchase of 879,121 Treasury Shares from NKT Holdings A/S.

Post Offering
Balance, November 30, 2003 (unaudited)		152.5	0.0	68.0	(1.0)	219.5
Conversion of Class B Shares into Common Shares	Feb. 13, 2004	34.0	—	(68.0)	—	(34.0)
Private placement of new Common Shares	Feb. 13, 2004	91.0	—	—	—	91.0
Balance as of the date of this Prospectus (unaudited)		277.5	0.0	0.0	(1.0)	276.5

8.5                     Shareholder Structure

Except as set forth below, we are not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of Stolt Offshore.

Set forth below is information concerning the share ownership of our twenty largest Shareholders of record in the VPS, as of February 29, 2004.

	Name of Registered Shareholder	Number of Common Shares Owned	Percentage of Common Shares Owned
1.	Stolt-Nielsen Transportation Group (SNTG)	56,686,988	40.85%
2.	Citibank NA	26,534,161	19.12%
3.	Odin Norden	6,511,370	4.69%
4.	Geveran Trading Co Ltd	5,143,000	3.71%
5.	Odin Norge	4,316,000	3.11%
6.	Deutsche Bank AG London	3,241,100	2.34%
7.	CitiGroup Global Markets Inc.	2,245,250	1.62%
8.	Institusjonen Fritt Ord	1,937,000	1.40%
9.	Skandinaviska Enskildabanken	1,913,490	1.38%
10.	Folketrygdfondet	1,514,900	1.09%
11.	Verdipapirfondet Avanse Norge, NOR	1,500,000	1.08%
12.	Morgan Stanley and Co. Intl. Limited	1,271,965	0.92%
13.	Statoils pensjonskasse	1,172,500	0.84%
14.	Pareto Securities ASA, broker account, domestic	1,171,108	0.84%
15.	Odin Offshore	1,071,000	0.77%
16.	Nordea Avkastning	946,140	0.68%
17.	Strata ASA	844,000	0.61%
18.	Statoil Forsikring AS	739,000	0.53%
19.	Gjensidige Nor Spareforsikring	722,094	0.52%
20.	Verdipairfondet Avanse Norden,NOR	720,000	0.52%
=	Total	120,201,066	86.62%
+	Other Shareholders	18,561,149	13.38%
=	Total Common Shares registered	138,762,215	100.00%

Upon completion of the Debt Conversion, assuming SNSA’s direct and indirect current ownership level does not change and our share capital does not otherwise change, SNSA will own, directly and indirectly, 49.18% of our issued Common Shares and 49.45% of our outstanding Common Shares.

Upon completion of the Subsequent Issue, assuming 24,000,000 new Common Shares are issued and that SNTG does not purchase any shares in or outside the Subsequent Issue, SNSA will own, directly and indirectely, approximately 42.18% of our issued Common Shares and 43.02% of our outstanding Common Shares. SNTG is not entitled to participate as a Qualifying Shareholder in the Subsequent Issue, but may be allocated a portion of shares that are not subscribed for by Qualifying Shareholders. See Section 4.7 (“The Subsequent Issue”).

As of February 29, 2004, all of our 138,762,215 Common Shares were registered in VPS in the names of 1,024 Shareholders. Excluding outstanding Common Shares registered in the name of SNTG and outstanding Common Shares registered in the name of Citibank N.A. as depositary for the ADSs and treasury shares held by one of our subsidiaries (see 8.3 Section (“Treasury Shares”), it is estimated that the free float of Common Shares on Oslo Børs is 54,661,945.

As of January 21, 2004,  there was a total of 30,529,772 ADSs registered in the names of 48 holders. 29,641,414 ADSs were registered in the names of 32 holders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Based on communications with banks and securities dealers who hold our ADSs in street name for individuals, we estimate that the number of beneficial owners of ADSs is approximately 2,300.

8.6                     Options, Warrants, etc.

As described in Section 6.6 (“Incentive Plans”), as of the date of this Prospectus, a total of 7,028,652 options for Common Shares remained outstanding and 1,833,922 options for Common Shares were exercisable under our employee stock option plans. Of the total remaining outstanding options, 2,989,992 options for Common Shares have been granted to our directors and executive officers.

As of the date of this Prospectus, we have no other options or warrants outstanding.

8.7                     Authority to Acquire Own Shares (Treasury Shares)

At the annual general meeting of Shareholders on May 8, 2003, the resolutions passed by the Shareholders authorized the Company, or any wholly-owned subsidiary, to acquire Common Shares from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board, provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law. The authorization was granted for purchases completed on or before August 31, 2004. Such authorizations have customarily been renewed at our annual general meetings of Shareholders.

The Board authorization is not limited to a certain amount of Common Shares. However, Luxembourg company law require that we may not hold more than 10% of our own shares. Furthermore, we may not purchase our own shares if and to the extent this will reduce our net assets below the aggregate of our share capital and legal reserve.

8.8                     Share Listings

Our Common Shares trade as ADSs in the United States on the Nasdaq National Market under the symbol “SOSA” and are listed in Norway on Oslo Børs under the symbol “STO”. Until the restrictions on the deposit of the new Common Shares issued in the Private Placement in a depositary, as described under Section 4.4 (“The New Shares”), have been lifted, such shares will trade on Oslo Børs under the separate symbol “STON”.

8.9                     Share Price and Trading Volume Information

The graphs below illustrate the share price development and the trading volumes of our Common Shares on Oslo Børs since our Common Shares were listed and up to and including March 2, 2004.

The following table sets forth the high and low last reported sale prices for our ADSs reported on the Nasdaq National Market and the closing prices for our Common Shares reported on Oslo Børs during the indicated periods.

	ADSs* Nasdaq (US$)		Common Shares Oslo Børs (NOK)
	High	Low	High	Low
Annual Highs and Lows
1998	24.42	7.88	178.09	61.00
1999	14.94	6.13	117.00	48.00
2000	16.38	9.13	150.00	85.50
2001	15.88	6.15	141.00	57.00
2002	9.29	1.14	80.00	8.50
2003	2.75	1.11	20.30	7.85

Quarterly Highs and Lows
Fiscal Year 2001
Second Quarter	15.88	12.69	141.00	117.00
Third Quarter	14.65	8.46	137.00	80.00
Fourth Quarter	9.40	6.15	85.00	57.00
Fiscal Year 2002
First Quarter	9.29	6.25	80.00	54.50
Second Quarter	9.17	6.80	80.00	60.50
Third Quarter	7.90	4.76	64.00	39.50
Fourth Quarter	5.04	1.14	37.50	8.50
Fiscal Year 2003
First Quarter	1.88	1.12	12.20	7.91
Second Quarter	2.08	1.11	13.30	7.85
Third Quarter	2.66	1.32	20.00	8.70
Fourth Quarter	2.75	1.45	20.30	10.00

Monthly Highs and Lows
November 2002	2.84	2.40	11.00	8.50
Fiscal Year 2003
December	1.82	1.19	12.20	8.50
January	1.88	1.44	12.30	9.80
February	1.60	1.12	10.90	7.91
March	1.20	1.11	8.90	7.90
April	1.73	1.11	11.60	7.85
May	2.08	1.70	13.3	11.0
June	1.70	1.32	13.4	8.7
July	2.08	1.65	16.0	11.3
August	2.66	2.02	20.0	14.5
September	2.75	1.49	20.3	10.0
October	1.88	1.45	12.7	10.1
November	2.60	1.75	17.5	11.9
December	2.46	2.23	16.9	14.5
Fiscal Year 2004
January	3.20	2.45	21.8	16.2
February	3.70	2.50	25.5	17.0

*                             Prior to March 7, 2001, Common Shares did not trade in the form of ADSs on the Nasdaq National Market, but traded as Common Shares. All share prices have been adjusted to reflect the two-for-one stock split completed on January 9, 1998, the Class A Share distribution on June 25, 1998 and the reclassification of Class A Shares to Common Shares on a one-for-one basis on March 7, 2001.

The bid prices reported for these periods reflect inter-dealer prices, rounded to the nearest cent, and do not include retail mark-ups, markdowns or commissions, and may not represent actual transactions.

On March 1, 2004, the last reported sale price of our ADSs on the Nasdaq National Market was US$ 3.60 per ADS, and the closing price of our Common Shares on Oslo Børs was NOK 24.60 per share.

8.10              Dividend Policy

The negative financial results included above will preclude the possibility of dividends being declared or paid in the next twelve months. We have never paid dividends on our share capital, and currently intend to retain any earnings for the future operation and growth of the business. The Board will review this policy from time to time in light of our earnings, financial condition, prospects, tax considerations and foreign exchange rates.

Under the terms of the New Bonding Facility, we are effectively precluded from paying dividends until such time as (i) the New Bonding Facility is fully cash collateralized, and (ii) our outstanding obligations under the US$ 440 Million Credit Facility are fully discharged. In no event are we permitted to pay dividends prior to September 2005.

8.11              Shareholder Information Policy

Our policy is to make available, to all interested parties, information defined as “material” under the rules of disclosure of the stock exchanges on which we are listed.  News releases are firstnotified to the stock exchanges (Oslo Børs and the Nasdaq National Market), then simultaneously posted on our public website and issued for distribution through the wire services. In addition, we have a mailing list to which the news releases are sent directly either by e-mail or fax.

Our quarterly earnings release is followed on the same day by an analysts’ telephone conference, at which Shareholders, analysts and public callers can listen to senior management discussing our financial performance, and ask relevant questions. Shortly before the conference, we publish a set financial charts and tables on our website, which form the basis of the executives’ presentation. A taped “post-view” recording of the conference is made available through the website for several days afterwards. Additionally, in connection with the full-year earnings release for Fiscal Year 2003, a video-taped interview with our Chief Executive Officer and Chief Financial Officer was made available though the website, together with a written transcript.

Our Board encourages and seeks to build up a mutual understanding of objectives between the Company and its institutional Shareholders. As part of this process, our Chief Executive Officer and Chief Financial Officer make regular presentations to institutional Shareholders and meet with them to discuss any issues of concern.

All interested parties can visit our website at any time to obtain information about our assets, history, service capabilities, management profiles, regional offices, contact details, etc. The information on our website is not part of this Prospectus. They are also welcome to contact our Investor Relations Department by telephone or e-mail with specific questions.

8.12              Articles of Incorporation

Set forth below is a description of the material provisions of our articles of incorporation (the Articles) and the Luxembourg Company Law. The following summary is qualified by reference to the Articles and applicable Luxembourg law. The full text of the Articles is available at our registered office.

Objective and Purposes

The Articles sets forth our objective as a holding company, namely to invest in subsidiaries which will provide subsea construction, maintenance, inspection, survey and engineering services, predominantly for the offshore oil and gas industry. More generally, we may participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which it will administer and exploit; we may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of Stolt Offshore or companies that are subsidiaries of or associated with or affiliated to Stolt Offshore; and in general to undertake any operations directly or indirectly connected with such objects as permitted by the Luxembourg Holding Company Law of 1929.

Directors

Under the Articles, our Board is to be comprised of not less than three members, elected by a simple majority of our outstanding shares represented at a general meeting of Shareholders for a period not exceeding six years and until their successors are elected. It is our customary practice that directors are elected for terms of one year at the Annual General Meeting of Shareholders held each year in Luxembourg.

Our Articles do not mandate the retirement of directors under an age limit requirement. Our Articles do not require Board members to be Shareholders in Stolt Offshore.

Under Luxembourg law the members of the Board owe a duty of loyalty and care to Stolt Offshore. They must exercise the standard of care of a prudent and diligent business person.

Our Articles provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such director’s interest in any such transaction shall be reported at the next general meeting of Shareholders. A director who owns less than 5% of our capital stock or of the other party whose transaction with us is being submitted to our Board for its approval is not subject to the provisions of this paragraph.

Shareholders Rights

Preferential Subscription Rights (Pre-emptive Rights)

As a general rule, shareholders are entitled to preferential subscription rights under Luxembourg law in respect of the issuance of shares for cash. When issuing new shares out of the total authorized shares, the Board may however suppress the preferential subscription rights of Shareholders to the extent it deems advisable. The authorization by our Articles to issue new shares out of the total authorized shares granted to the Board will lapse five years after the publication of the resolutions passed by our Shareholders to grant the Board such authorization on February 11, 2004. Upon the expiration of this authorization, the suppression of preferential subscription rights will also terminate and Shareholders will be entitled to preferential subscription rights once again unless the Board recommends the renewal of the authorization granted to it or deny the preferential subscription rights of Shareholders and such recommendation is approved by the Shareholders in accordance with Luxembourg law.

Voting Rights

Each of our shares is entitled to one vote. Shareholders holding shares registered in VPS may attend and vote at the general meetings of the Company.

Shareholder Meetings and Notice

Under the Articles, we are required to hold a general meeting of Shareholders in Luxembourg each year, on the third Thursday in April. In addition, the Board may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere, although any extraordinary general meeting convened to amend the Articles will be held in Luxembourg. The Board is further obliged to call a general meeting of Shareholders to be held within thirty days after receipt of a written demand therefore by Shareholders representing at least one-fifth of the issued and outstanding shares entitled to vote thereat. The Articles require notice of any general meeting to be sent by first class mail, postage prepaid, to all Shareholders at least twenty days prior to such meeting. Shareholders may be represented by written proxy, provided the written proxy is deposited with us at our registered office in Luxembourg, or with any director, at least five days before the meeting.

Dividends

Interim dividends can be declared up to three times in any Fiscal Year by the Board. Interim dividends can be paid, but only six months after the close of preceding Fiscal Year and after the prior year’s financial statements have been approved by the Shareholders at a general meeting.

Other legal requirements apply to the payment of interim dividends. The satisfaction of all legal requirements must be certified by an independent auditor. Final dividends are declared once a year at the annual general meeting of the Shareholders. Interim and final dividends on Common Shares can be paid out of earnings, retained and current, as well as paid in surplus after satisfaction of the legal reserve as referred to hereinafter.

Luxembourg law authorizes the payment of stock dividends if sufficient surplus exists to pay for the par value of the shares issued in connection with any stock dividend.

Luxembourg law requires that 5% of our unconsolidated net profit each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of our issued capital, after which no further allocations are required until further issuance of shares.

The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all existing Common Shares has been satisfied to date and appropriate allocations have been made to the legal reserve account at the time of each new issuance of Common Shares.

Liquidation Preference

Under the Articles, in the event of a liquidation, all of our debts and obligations must first be paid, and thereafter all of our remaining assets are to be paid to the holders of Common Shares.

Restrictions on Shareholders

Our Articles provide that in recognition of the fact that certain shareholdings may threaten us with “imminent and grave damage”, which term includes adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions, (i) no U.S. Person (as defined in the Articles) shall own, directly or indirectly, more than 9.9% of our outstanding shares, (ii) all Shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares, and (iii) no person may own, directly or indirectly, more than 20% of our outstanding shares unless a majority of the Board shall have authorized such shareholding in advance.

The Articles provide that the foregoing restrictions shall not apply to any person who was a shareholder as of March 10, 1993, or certain Affiliates or Associates (as such terms are defined in the Articles) of such person.

In addition, according to the Articles, the Board is authorized to restrict, reduce or prevent the ownership of our shares if it appears to the Board that such ownership may threaten us with “imminent and grave damage”.  We have been advised by our Luxembourg counsel, that there are no Luxembourg judicial interpretations of such phrase, but that situations involving hostile takeovers, adverse tax consequences to us or governmental sanctions are likely to be among the situations covered by that phrase.

In order to enforce the foregoing restrictions, the Articles empower the Board to take certain remedial action including causing us: (i) to decline to register any prohibited transfer; (ii) to decline to recognize any vote of a shareholder precluded from holding shares; (iii) to require any shareholder on our register of Shareholders or any prospective shareholder to provide information to determine whether such person is precluded from holding shares; and (iv) upon the issuance of a notice, to require the sale of shares to us at the lesser of (A) the amount paid for the shares if acquired within the twelve months immediately preceding the date of the notice, and (B) the last quoted sale price for the shares on the day immediately preceding the day on which the notice is served (provided that the Board may in its discretion pay the amount calculated under (B) in situations where (A) would otherwise apply and result in a lower purchase price, if the Board determines it equitable after taking into account specified factors); and to remove the name of any shareholder from the register of Shareholders immediately after the close of business on the day the notice is issued and payment is made available. The foregoing defensive measures may have the effect of making more difficult a merger involving us, or a tender offer, open-market purchase program or other purchase of our shares, in circumstances that could give Shareholders the opportunity to realize a premium over the then prevailing market price for their shares.

No Limitations on the Rights of Non-resident Shareholders

There are no limitations currently imposed by Luxembourg law on the rights of non-resident Shareholders to hold or vote their shares.

Change in Control

Except as described above, there are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in control of Stolt Offshore and that would only operate with respect to a merger, acquisition or corporate restructure involving us or any of our subsidiaries. However, it should be noted that the 2003 Plan and the French Plan provide that all options issued thereunder will vest upon the occurrence of certain change of control events. See Section 6.6 (“Incentive Plans - Employee Stock Option Plans - Vesting upon change of control”).

No Mandatory Bid Requirements

Our Articles do not contain any provision requiring a Shareholder who reaches a certain threshold of shares to make a mandatory bid for the other outstanding shares in the Company.

8.13              Registrar in the VPS

Our registrar in the VPS is DnB NOR Bank ASA Verdipapirservice, located at Stranden 21, 0107 Oslo, Norway.

8.14              Description of American Depositary Receipts relating to Common Shares

Citibank, N.A. is the depositary bank for our ADSs. Citibank’s depositary offices are located at 111 Wall Street, 20th Floor, New York, New York 10043. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs”. The depositary bank’s custodian to safe keep the securities on deposit is DnB NOR Bank ASA, located at Stranden 21, 0107 Oslo, Norway.

We have appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-90470 when retrieving such copy.

9                      Relationship with Stolt-Nielsen S.A.

9.1                     Share Ownership

Upon completion of the Debt Conversion, assuming SNSA’s direct and indirect current ownership level does not change and our share capital does not otherwise change, SNSA will own, directly and indirectly, 49.18% of our issued Common Shares and 49.45% of our outstanding Common Shares. SNSA has informed us that, as of February 29, 2004, the Stolt-Nielsen family (including Jacob Stolt-Nielsen and Niels G. Stolt-Nielsen), directly and indirectly through Fiducia Ltd., controlled approximately 54.75% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA. Upon completion of the Subsequent Issue (assuming that 24,000,000 new Common Shares are issued, SNTG’s direct and indirect current ownership level does not change, and our share capital does not otherwise change), SNTG will own, directly and indirectly, approximately 42.18% of our issued Common Shares and 43.02% of our outstanding Common Shares.

SNSA has historically had control over the election of our directors.  We are required by the terms of the New Bonding Facility to appoint to our Board before the end of May 2004 two independent directors that are independent as that term is defined under Nasdaq’s corporate governance rules. In addition, the New Bonding Facility requires us to establish, on or before September 30, 2004, the following in accordance with the Nasdaq National Market applicable to foreign private issuers that are not “controlled companies”: A Board consisting of a majority of independent directors, as defined under Nasdaq’s corporate governance rules; an audit committee consisting of at least three members who are independent, as defined under Nasdaq’s corporate governance rules; and at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

Even after the completion of the Debt Conversion and Subsequent Issue, SNSA will continue to exercise significant influence over matters requiring shareholder approval. See Section 11.3 (“Risk Relating to Common Shares - SNSA exercises a significant influence over matters requiring shareholder approval, which could prevent a change of control”).

9.2                     Financial Interaction

SNSA, SNTG and SOSA have a number of financial relationships which are described below.

SNSA Guarantees

SNSA and/or SNTG have guaranteed the obligations of SOSA and/or its subsidiaries to the banks providing Bank Guarantees pursuant to the following agreements: (i) the US$ 44 Million Guarantee Facility (of which, US$ 22 million is the maximum amount available to us and for which SNSA could become contingently obligated pursuant to its guarantee); (ii) the US$ 28 Million Reimbursement Agreement in respect of a letter of credit; (iii) the US$ 45 million guarantee facility portion of the US$ 55/45 Million Credit/Guarantee Facility; and (iv) a US$ 29 million uncommitted guarantee facility, of which SNSA has guaranteed up to approximately NOK 53 million (approximately US$ 7.7 million as at February 29, 2004). We arranged these Bank Guarantees and/or letter of credit in connection with projects, including the Duke Hubline project, the Langeled project, the Dalia project, the Vigdis project, and various other projects. If the banks are required to make payments under the Bank Guarantees or letter of credit and we do not reimburse the banks for such payments as we are obligated to do, SNSA and/or SNTG would be obligated to make such payments to the banks in connection with the Bank Guarantees or letter of credit as direct obligors. The banks who provided us with the Bank Guarantees or letter of credit required this support from SNSA and/or SNTG as a condition to providing the Bank Guarantee or letter of credit. The SNSA and SNTG guarantees of our obligations in connection with these Bank Guarantees and letter of credit, as the case may be, will continue until the underlying Bank Guarantees and letter of credit, as the case may be, are terminated.

Additionally, in connection with the New Bonding Facility, SNSA and SNTG have agreed to guarantee up to US$ 96 million of our obligations under facilities. The maximum amount of this guarantee is reduced at any time by the amount of SNSA guarantees outstanding from time to time in connection with the Bank Guarantees and letter of credit, as the case may be, described in clauses (i) through (iii) of the immediately preceding paragraph. The provision of this guarantee was a condition to the New Bonding Facility. The SNSA and SNTG guarantee of our obligations under the New Bonding Facility will continue until our obligations under the New Bonding Facility are terminated or satisfied or until we have maintained a minimum tangible net worth of at least US$ 300 million as reflected in our consolidated financial statements for two consecutive fiscal quarters.

US$ 50 Million Liquidity Line (the SNSA Liquidity Line)

The SNSA Liquidity Line remains available to us until November 28, 2004.  SNSA has informed us, however, that SNTG’s ability to fund a draw down under the SNSA Liquidity Line is limited by the terms of SNSA’s existing credit facilities and may be prohibited in certain circumstances (and, in fact, currently is prohibited). We do not expect to need to utilize the SNSA Liquidity Line prior to its termination and have so informed SNSA. A variable interest rate is charged on outstanding borrowings at a rate equal to LIBOR plus 3.25% per annum. We are permitted to repay all or any portion of the principal amount outstanding, along with any accrued interest, at any time, however, the SNSA Liquidity Line is fully subordinated to the US$ 440 Million Credit Facility and the US$ 55/45 Million Credit/Guarantee Facility upon the occurrence of an event of default under either of those facilities. In addition, we are prohibited under the terms of our Existing Credit Facility Agreements from repaying any amounts under the SNSA Liquidity Line at any time that an event of default or potential event of default has occurred and is continuing or, as a result of such payment, would occur our Existing Credit Facility Agreements. The SNSA Liquidity Line is available for working capital and other corporate purposes. As of the date of this Prospectus, there were no amounts outstanding under the SNSA Liquidity Line.

The Subordinated Note

On June 30, 2003, as a condition to the receipt of waivers of potential defaults and amendments to the financial covenants contained in the Existing Credit Facility Agreements, SNTG agreed to provide us a US$ 50 million subordinated loan bearing an interest rate of 12% per annum up to February 12, 2004 (the Subordinated Note). The Subordinated Note is fully subordinated to all indebtedness owed under and pursuant to the US$ 440 Million Credit Facility, the US$ 55/45 Million Credit/Guarantee Facility and the US$ 44 Million Guarantee Facility. On May 30, 2003, we drew the full amount on this facility. We and SNTG have irrevocably agreed to convert the Subordinated Note in return for the issuance of 22,727,272 Common Shares to SNTG or a subsidiary thereof. See Section 4.5 (“The Debt Conversion”).

9.3                     Other Arrangements and Transactions with SNSA

We and SNSA have developed a number of arrangements and engage in various transactions as affiliated companies. We believe that these arrangements and transactions, taken as a whole, are based on arm’s length principles to accommodate our respective interests in a manner that is fair and beneficial to both parties. However, because of the scope of the various relationships between us and SNSA (and our respective subsidiaries), we cannot assure you that each of the agreements and transactions, if considered separately, has been or will be effected on terms no less favorable to us than could have been obtained from unaffiliated third parties.

All material arrangements with SNSA are reviewed by the audit committee of our Board. Existing material arrangements include agreements with an affiliate of SNSA under which the affiliate provides certain management, administrative, accounting, financial and other services to us.

Corporate Services Agreement

Pursuant to a corporate services agreement, SNSA supplies through its subsidiaries, financial, risk management, public relations and other services to us for an annual fee based on costs incurred in rendering those services.  The fee is subject to negotiation and agreement between us and SNSA on an annual basis. The fees for Fiscal Years 2003, 2002 and 2001 were approximately US$ 4 million, US$ 3.2 million and US$ 3.7 million, respectively. The expected fee for Fiscal Year 2004 is approximately US$ 3.2 million. The services agreement is automatically renewed for additional one-year terms. However, both we and SNSA may terminate the agreement if we and SNSA are unable to agree on the annual fees payable.  The services agreement may also be terminated by either party on the occurrence of certain events, including the other party’s: failure to pay amounts due under the services agreement within 15 days after notice; breach of any material obligation under the services agreement and failure to cure any breach within 30 days after notice; and bankruptcy or related proceedings.

Captive Insurance Company

We and two of our subsidiaries, together with SNTG, own Marlowe Insurance Ltd., a Bermuda captive insurance company through which each company’s assets and activities are insured. All voting shares in the insurance company are held by SNTG, and Stolt Offshore and two subsidiaries of SNSA each own a separate class of non-voting shares. The relationship among the shareholders and the obligations of each shareholder are set forth in a shareholder’s agreement.  We do not intend, and we are not currently aware of any intention on the part of SNSA, to change this relationship in the future.

Registration Rights Agreement

We have entered into a registration rights agreement with SNTG, which gives SNTG the right to require us (a Demand Right) to file up to five registration statements under the U.S. Securities Act covering SNTG’s Common Shares, subject to the limitations on such Demand Rights contained in the agreement. Additionally, SNTG has the right to include its Common Shares in registration statements that we may file on our behalf or on behalf of other Shareholders.

Service Mark Agreement

We and SNSA are parties to an agreement under which we have been granted the right to use the Stolt name and logo, without payment of any royalty, so long as SNSA or its affiliates own more than one-third of our voting shares.

Cross-Default in Certain Credit and Guarantee Facilities

Certain of our credit and guarantee facilities contain cross-default provisions relating to us and SNSA. See Section 7.6 (“Credit and Guarantee Facilities”).

Other Matters

In the light of the fact that, after the completion of the Private Placement, the Share Conversion and the Debt Conversion, we will no longer be a majority-owned subsidiary, SNSA has informed the Board that SNSA will be subject to certain contractual restrictions under existing credit arrangements on its ability to make investments and provide guarantees or other financial support to us.

9.4                     Intercompany Payments

The table below sets out our payments to / receipts from SNSA for Fiscal Years 2003 (unaudited), 2002, 2001 and 2000.

For the year ended November 30 (in millions)	(Unaudited) 2003	2002	2001	2000
	US$	US$	US$	US$
Management services	3.4	3.2	3.7	3.3
Interest charges	3.5	0.6	0.4	3.6
Insurance premia	3.0	2.8	—	—
Receipts under insurance policy	(3.0)	(2.8)	—	—

Short-term payables due to SNSA of US$ 14.8 million as of November 30, 2003 (2002: US$ 0.6 million) relate primarily to outstanding insurance related activities, restructuring charges and management service charges.

In May 2002, SNSA advanced US$ 64 million to us in order to assist our repurchase of the 6,142,857 Common Shares previously issued to Vinci and to settle the ETPM share price guarantee. Further details are provided in Note 3 and 19 to our consolidated financial statements for Fiscal Year 2002, which can be found in Appendix 1. We subsequently issued these and other shares to SNSA during 2002. The proceeds from the issue of the shares were used to repay the advance due to SNSA.

We had a commitment from SNSA to provide a subordinated credit line of US$ 50 million (the Subordinated Note). On May 30, 2003, we drew the full amount on this facility. The Subordinated Note is to be converted into Common Shares as described in Section 4.5 (“The Debt Conversion”).

9.5                     Board Representation

Jacob Stolt-Nielsen, Chairman of the board of directors of SNSA, is currently the Chairman of our Board. James B. Hurlock, currently interim Chief Executive Officer of SNTG, has served on our Board since 2002. Niels G. Stolt-Nielsen, currently Chief Executive Officer of SNSA, has served on our Board since 1999.  See Section 6.1 (“Board Directors”).

10               Other Related Party Transactions

For commercial reasons, we have structured certain contractual services through joint ventures. The following table is a summary of our transactions with these joint ventures. See further information in Section 5.9 (“Investments in and Long-Term Funding to Non-Consolidated Joint Ventures”).

Income statement data – US$ in millions:

	Year ended November 30,
	Unaudited 2003	2002	2001

Income received for services provided to the joint ventures	60.3	53.4	65.6
Payments made for services received from the joint ventures	55.3	29.4	39.5

Balance sheet data – US$ in millions:

	As of November 30,
	Unaudited 2003	2002	2001

Short term accounts receivable from the joint venture	30.7	50.4	61.1
Short term loan to the joint venture (NKT Flexibles)	—	12.0	—
Accounts payable to the joint venture	29.5	5.3	9.7

On December 3, 2002, we made a capital contribution of US$ 12.6 million in cash to NKT Flexibles, the same date that NKT Flexibles repaid an outstanding loan for US$ 12.6 million due to us. A 100% provision was recorded in November 2003 in respect of advances of US$ 3.1 million made to NKT Flexibles during Fiscal Year 2003.

Although this is no longer the practice, historically we have provided loans to our senior management for relocation expenses. As of the date of this Prospectus, there are no such loans outstanding.

In Fiscal Year 2003 we made a payment of US$ 50,000 for marketing services to a company in which one of our directors, J. Frithjof Skouverøe, has an interest.

In compliance with the rules of the Nasdaq National Market, all related party transactions are reported to our Audit Committee for approval.

11               Risk Factors

You should carefully consider the following factors and the information contained in this Prospectus. The following is a summary of the risks that may affect some or all of our activities and which may make an investment in our shares and ADSs one of high risk.  This list is not exhaustive. If any of the events described below occurs, our business, financial condition or results of operations could be materially adversely affected.

11.1              Financial Risks

We have limited sources available to fund ongoing operations.

We used US$ 30 million of the proceeds of the Private Placement to pay down indebtedness under the Existing Credit Facility Agreements. We have no other borrowing facilities under which we can borrow, and we have limited ability to pledge assets to secure new credit facilities. SNSA has indicated that it can no longer provide financial support to us beyond its existing guarantees of certain of our outstanding Bank Guarantees. In addition, our New Bonding Facility requires us to maintain in a restricted account a cash amount equal to a certain proportion of all Bank Guarantees under the facility. Therefore, our only readily available funds for our ongoing operations are the available borrowings under the Existing Credit Facility Agreements, which are fully drawn and expected to remain fully drawn, our cash on hand and cash flows from operations going forward in excess of the amount that we are required to maintain in the restricted cash account. As of February 29, 2004 we had US$ 191.1 million of unrestricted cash on hand. Under the terms of the New Bonding Facility, we will need to deposit cash collateral in certain restricted bank accounts. As of the date of this Prospectus, we have not yet made such deposits. After giving effect to such deposits, we expect to have approximately US$ 75 million in unrestricted cash. Although we believe that we have sufficient sources of funds to finance our ongoing operations and pay our obligations as they come due through the end of Fiscal Year 2004, we need to arrange for additional sources of funding to finance our ongoing operations by refinancing our debt, selling assets or through sales of our equity. Our recent history of losses and current financial situation are likely to make it more challenging for us to obtain funding from external sources.

If we cannot obtain additional new bonding facilities, our ability to win new business will be constrained.

In the ordinary course of our business, our customers require that we provide Bank Guarantees in support of our obligations and the obligations of our subcontractors under our project agreements. Pursuant to such Bank Guarantees, if we, or our subcontractors, fail to perform our obligations under our project agreements, subject to the terms and conditions of those agreements, our customers can draw on the Bank Guarantees. If we cannot provide these Bank Guarantees, potential customers will be unwilling to do business with us with respect to the major projects that constitute a significant portion of our business.

The New Bonding Facility provides us with US$ 100 million of new bonding capacity. We believe that this will be sufficient to provide the Bank Guarantees that we expect to need in Fiscal Year 2004, although we expect that we will need to secure additional bonding facilities for Fiscal Year 2005. We have limited readily available sources of additional bonding capacity. If we need additional bonding capacity in Fiscal Year 2004 or beyond, we will have to negotiate for it on a case-by-case basis. Such additional bonding capacity may not be available at all or it may only be available if we provide cash collateral for all or a substantial portion of the amount of the bonds. The New Bonding Facility restricts the amount of our assets that we would have available to pledge as collateral. Additionally, our recent history of losses and our financial condition will make it more challenging to arrange any additional bonding facilities and will likely result in less favorable terms than would be available to our competitors who have more financial strength. If we cannot arrange additional bonding capacity beyond the New Bonding Facility we will not be able to win the type of business that we are targeting.

Our level of debt may constrain our operations.

As of November 30, 2003, we had an aggregate of US$ 437 million of debt outstanding, and following the Private Placement and the Debt Conversion, and the application of the proceeds therefrom, we will have approximately US$ 297 million outstanding. We remain highly leveraged, particularly in comparison with our principal competitors. Our debt levels may make it more challenging for us to obtain additional financing and Bank Guarantees capacity in the future on terms that we believe are acceptable. Our high debt level could make it more difficult for us to refinance our outstanding debt and/or obtain funds for working capital, capital expenditures, bonding facilities, product and service development and general corporate purposes, to utilize cash flow from operations for purposes other than debt service, and to overcome seasonal or other cyclical variations in our business. A significant amount of our debt falls due in 2005. As our existing indebtedness becomes due, we may be required to reduce or delay capital expenditures, sell assets or businesses at unanticipated times and/or on unfavorable prices or other terms, or to seek additional equity capital or to further restructure or refinance our debt. We may not be able to refinance our debt on terms acceptable to us, if at all. These measures may not be successful or they may be inadequate to meet our debt and other obligations.

Additionally, the terms of the New Bonding Facility and the Existing Credit Facility Agreements, as amended by the Intercreditor Deed, contain certain requirements and restrictions related to our ongoing operations that limit our ability to operate our business. These provisions include:

•                  covenants that require us to maintain specified levels of consolidated tangible net worth, to limit the ratio of consolidated debt to consolidated tangible net worth, and, for the fiscal quarter ending November 30, 2004 only, to limit the ratio of consolidated debt to EBITDA;

•                  limitations on our ability to make capital and other expenditures and to acquire or dispose of businesses and assets;

•                  a prohibition on making dividends or other distributions to our Shareholders;

•                  restrictions on our ability to incur other indebtedness to fund our operations;

•                  restrictions on our ability to pledge assets to secure new bonding facilities or other indebtedness;

•                  a requirement to maintain certain amounts in restricted cash accounts as security for these facilities; and

•                  requirements that we raise net proceeds from asset sales of certain amounts.

If we fail to satisfy these requirements, we could be in breach of our Existing Credit Facility Agreements, as amended by the Intercreditor Deed and the New Bonding Facility, unless our creditors agree to waive such defaults or amend our obligations under our credit agreements. If we were to default under the New Bonding Facility or the Existing Credit Facility Agreements, our lenders could exercise their remedies under those agreements, which could have a material adverse effect on us. See “We are at risk of failing to satisfy the financial covenants contained in our primary credit facilities” and “Our restructuring efforts may not be successful” below.

We are at risk of failing to satisfy the financial covenants contained in our primary credit facilities.

Our principal credit facilities are the Existing Credit Facility Agreements, as amended by the Intercreditor Deed, and the New Bonding Facility. These facilities contain revised financial and other covenants, which we believe are based on reasonable assumptions that more appropriately reflect our business and our prospects going forward. Throughout Fiscal Year 2003, however, we experienced significant and unanticipated adverse developments on major projects. These adverse developments caused us to be unable to comply with the financial covenants that were then contained in our Existing Credit Facility Agreements. This recent experience highlights the risk that our ability to maintain compliance with the financial and other covenants contained in the New Bonding Facility, the Intercreditor Deed and the Existing Credit Facility Agreements, as revised by the Intercreditor Deed, is subject to adverse changes in our financial condition, results of operations and cash flows, including as a result of all the risk factors identified in this Prospectus. Therefore, it is possible that we may require further amendments or waivers in the future, which may not be possible depending on our financial condition. See Section 7.6 (“Credit and Guarantee Facilities”) for a description of the material terms of the Existing Credit Facility Agreements, the Intercreditor Deed and the New Bonding Facility.

If we cannot satisfy the requirements of, or obtain waivers from, the Existing Credit Facility Agreements, as amended by the Intercreditor Deed, and the New Bonding Facility, we could be in default and our creditors could exercise their remedies under those agreements, including requiring immediate repayment of all amounts then outstanding under the Existing Credit Facility Agreements or terminating our ability to issue bonds and guarantees under the New Bonding Facility, or to take control of and sell all or a portion of the assets that serve as collateral for those facilities to the extent necessary to pay the amounts owed to the lenders. A significant amount of our assets, including our most important ships and the shares of our most significant subsidiaries have been pledged as collateral for the borrowings under the Existing Credit Facility Agreements and the New Bonding Facility. We expect that we would not be able to repay our obligations under our Existing Credit Facility Agreements unless alternative sources of financing could be arranged. We also expect that we would not be able to pursue substantial amounts of our targeted business if we no longer had access to our New Bonding Facility. See Section 7.6 (“Credit and Guarantee Facilities”) for a description of the material terms of the Existing Credit Facility Agreements, the Intercreditor Deed and the New Bonding Facility, including the collateral arrangements.

If a customer draws on a Bank Guarantee issued in support of our project obligations, we would be required to reimburse the issuer of the Bank Guarantee.

Our clients may require Bank Guarantees to be issued in their favor in respect of our project obligations, which is customary for engineering and construction companies. These Bank Guarantees are provided by banks and other financial institutions. Our clients could demand payment under a Bank Guarantee if we fail to perform our project obligations. If a Bank Guarantee were to be called, we would be required to reimburse the guarantee provider for the amount paid to the client. Our ability to arrange for the provision of Bank Guarantees is dependent on our ability to maintain a sufficiently healthy financial condition to support these bonds and guarantees.

If we cannot arrange for provision of Bank Guarantees we may not be able to obtain new business. In Fiscal Year 2003, US$ 102.7 million of Bank Guarantees were issued in support of our projects. Since the fourth quarter of Fiscal Year 2002, our financial difficulties have made it difficult for us to obtain additional Bank Guarantee capacity. In some cases, guarantee providers required that SNSA provide guarantees or collateral for our obligations under Bank Guarantees. SNSA has indicated to us that they are not willing to provide such support in the future. If we cannot resolve our current financial problems, it will be very difficult for us to obtain the Bank Guarantees we need to operate our business going forward.

As of February 29, 2004, guarantee providers had issued Bank Guarantees on our behalf in an aggregate amount of approximately US$ 280.6 million. On February 12, 2004, we entered into the New Bonding Facility providing for the issuance of up to US$ 100 million of Bank Guarantees. However, we anticipate that we will need to arrange for the provision of higher level of Bank Guarantees to support our operations in the future. If we are unable to secure additional bonding facilities on terms satisfactory to us, we may not be able to secure future work.

Our restructuring efforts may not be successful.

Our new senior management team has reviewed our operations and projects and already taken a number of actions to improve our performance going forward, including:

•                  adoption of new policies and procedures in connection with our tendering practices and contract terms;

•                  significant management changes across the group;

•                  significant organizational and personnel changes in the AFMED region;

•                  realignment of our operating structure from a product focus to a regional focus; and

•                  divestiture of non-core assets.

Our Existing Credit Facility Agreements and New Bonding Facility require that we raise aggregate net proceeds of at least US$ 50 million by May 31, 2004 and US$ 75 million by August 31, 2004 from our planned divestitures. We will depend on the proceeds of these asset sales not only to reduce our debt, but also to meet our liquidity needs (to the extent that our Existing Credit Facility Agreements permit us to retain such proceeds). We cannot assure you that we will be able to divest these businesses’ assets on terms acceptable to us, or within time frames that are required by our lenders. If we are unable to complete these divestitures in accordance with our plans, we would be in breach of our Existing Credit Facility Agreements and/or New Bonding Facility and will likely be unable to reduce our debt significantly in the near term. Additionally, if we cannot implement our new strategy, or if our strategy proves to be unsuccessful, our financial condition, results of operations and cash flows would be adversely affected.

Recent net losses have and may continue to have an adverse effect on our business.

We have experienced significant net losses in recent years including US$ 416.4 million in Fiscal Year 2003, US$ 151.9 million in Fiscal Year 2002, US$ 14.3 million in Fiscal Year 2001 and US$ 34.4 million in Fiscal Year 2000. Additionally, we have experienced significant liquidity problems in Fiscal Year 2003. By the end of the third quarter of Fiscal Year 2003, we had fully borrowed all available credit under the Existing Credit Facility Agreements. SNSA had also informed us that, because of its own financial situation, it would not be in a position to provide additional financial support to us beyond the support that it had previously provided. Since the third quarter of Fiscal Year 2003, local banks from whom we had borrowed an aggregate amount of US$ 51.5 million to fund our operations in various jurisdictions on an uncommitted basis, demanded repayment of our borrowings. As of February 29, 2004, we have approximately US$ 6 million in local bank facilities still outstanding. Consequently, in the third quarter of Fiscal Year 2003, we explored ways to generate cash in addition to cash from our operations and sold certain foreign currency forward hedging contracts to raise gross proceeds of approximately US$ 28.1 million.

We cannot assure you that we will ever return to profitability. We believe that our recent history of losses and liquidity problems have created operating and financial difficulties that may have a continuing adverse effect on our business. These adverse effects may include:

•                  the loss of new projects because our customers lack of confidence in our financial strength;

•                  customers’ requirements for more onerous terms for project contracts, including the need to post performance and other bonds to secure obligations in amounts exceeding historic requirements, and deferral of payments to us;

•                  our inability to source materials, goods and services from suppliers on satisfactory terms;

•                  difficulties in retaining and attracting a skilled workforce;

•                  significant distraction of senior management time and attention to resolving financial issues instead of managing ongoing operations; and

•                  difficulties in arranging new and increased bonding facilities that are essential for the growth of our business.

Our use of the “percentage-of-completion” method for accounting for projects could result in a reduction or elimination of previously reported profits.

Substantially all of our projects are accounted for on the “percentage-of-completion” method, which is standard for our industry and in compliance with U.S. GAAP. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognized in full when determined. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as change orders are approved, and adjustments based on the percentage of completion are reflected in contract revenues in the reporting period when these estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues, we would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

If we are not able to make reasonably dependable estimates, we would not be able to use the “percentage-of-completion” method for accounting for long-term contracts.

Under U.S. GAAP, the “percentage-of-completion” method of accounting for long-term contracts can be used as long as we can make reasonably dependable estimates of progress toward completion of such contracts, of contract revenues and contract costs. If we were not able to make reasonably dependable estimates, we would be obliged to use the “zero-estimate-of-profit” method or the “completed contract” method. Under the “zero-estimate-of-profit” method, we would not recognize any profit before a contract is completed. Under the “completed contracts” method, all costs, revenues and profits are accumulated in balance sheet accounts until project completion. Under both of these methods, we would not recognize project profits until project completion but would recognize a project loss as soon as the loss became evident. In such circumstances, the calculation of the amount of the loss is dependent on our ability to make reasonably dependable estimates.

Our ability to service indebtedness and fund our operations depends on cash flows from our subsidiaries.

As a holding company, our principal assets consist of our direct or indirect shareholdings in our subsidiaries. Accordingly, our ability to make required payments of interest and principal on our indebtedness and funding of our operations are affected by the ability of our operating subsidiaries, the principal source of cash flow, to transfer available cash to us. The inter-company transfer of funds (by way of dividends, inter-company loans or otherwise) may be restricted or prohibited by legal requirements applicable to the respective subsidiaries and their directors, especially when our liquidity or financial position is uncertain. Specifically, French law imposes restrictions on our ability to transfer cash out of our French subsidiaries that show negative net worth. As of the date of this Prospectus, approximately US$ 80 million in cash is held by certain of our French subsidiaries that is not available for transfer to us. We will not have access to these funds until the capital of such subsidiaries has been increased.

11.2              Operational Risks

Unexpected costs may adversely affect the amount we realize from fixed price contracts.

A significant proportion of our business is performed on a fixed-price or turnkey basis. In Fiscal Years 2003, 2002 and 2001, approximately 87%, 88% and 72%, respectively, of our revenue was derived from fixed-price contracts. Long-term fixed-priced contracts, most of which are awarded on a competitive bidding basis, are inherently risky because of the possibility that we might incur costs that we did not expect at the time of bidding, including the cost of satisfying post-completion warranty obligations. The net effect of significant revisions on four major contracts was a net loss of US$ 191 million in Fiscal Year 2003, net loss of US$ 58.8 million in 2002 and net income of US$ 2.4 million in 2001. The cost and gross profit realized on such contracts can vary from those expected because of changes beyond our control, including but not limited to:

•                  unanticipated technical problems with the equipment we are supplying or developing which may require that we spend our own money to remedy the problem;

•                  unanticipated changes in the costs of components, materials or labor;

•                  unanticipated difficulties in obtaining required governmental permits or approvals;

•                  project modifications creating unanticipated costs;

•                  delays caused by local weather and soil conditions; and

•                  suppliers’ or subcontractors’ failure to perform.

These risks are exacerbated if the duration of the project is long-term, where it may be more likely that the circumstances upon which we originally bid and developed a price will change in a manner that increases our costs. Our long-term projects often subject us to penalties if we cannot complete portions of the projects in accordance with agreed-upon time limits.

We have experienced difficulties resolving Claims and Variation Orders, which has negatively impacted our cash flows and liquidity.

Many of the delays and cost overruns with respect to our major projects, including those in the AFMED region discussed below, were the subject of Claims and Variation Orders being negotiated with the customers. Throughout Fiscal Year 2003, we had significant difficulty resolving these Claims and Variation Orders and collecting amounts that we believed were owned to us. At the end of Fiscal Year 2003 and at the end of the third and second quarters of that year, we recorded US$ 0 million, US$ 89.7 million and US$ 83.4 million, respectively, as receivables and other current assets representing Claims and Variation Orders that were not yet formally agreed with the customer, but which we believed were probable of ultimate collection. These amounts did not include US$ 71.3 million, US$ 138.1 million and US$ 65.9 million of additional Claims, respectively, at such period ends, as to which we believed that there was significant doubt about our ability to reach agreement on such Claims. The reduction in these amounts at the end of Fiscal Year 2003 reflects the fact that we were able to achieve agreement with customers on those balances that constituted most of the amount referred to at the end of the second and third quarters of Fiscal Year 2003. We ultimately resolved Claims and Variation Orders for payments due to us aggregating US$ 72.8 million. We have now finally settled all outstanding Claims on the OGGS and Burullus projects. We have unresolved Variation Order requests at November 30, 2003, amounting to approximately US$ 71.3 million on three projects, Sanha Bomboco, Yokri and Bonga. In accordance with U.S. GAAP, we have not included this amount in revenues because our customers have not yet agreed to pay these amounts and, the recovery of this amount is not yet considered by us to be probable. If we continue to have difficulty resolving such Claims and Variation Orders for other or future projects, there may be an ongoing material negative impact on our financial condition, cash flows and results of operations.

We have experienced significant losses on several projects in the AFMED region, particularly in West Africa, which may continue to have an impact on our financial condition and results of operations.

Execution of projects in our AFMED region has and may continue to put a strain on our financial condition and results of operations. The AFMED region accounted for 49% of our revenues in Fiscal Year 2002 and approximately 46% of our revenues in Fiscal Year 2003. We expect that the AFMED region will comprise an even larger portion of our future revenues. Therefore, problems in our AFMED region will have a significant negative impact on our financial condition and results of operations. Certain projects within the AFMED region have made losses due to, among other things, costs that exceeded our estimates during the tendering process, project execution problems that have caused cost overruns and requirements that we use local subcontractors who, in some cases, have not performed as we expected.

In Fiscal Year 2003 our inability to recover unanticipated costs that were the subject of Claims and Variation Orders with respect to the OGGS, Sanha Bomboco, Yokri, Bonga and Burullus projects resulted in an adverse impact of US$ 226.6 million on our net loss for the year. The financial impact of these issues contributed to our inability to maintain compliance with the financial covenants of our Existing Credit Facility Agreements throughout Fiscal Year 2003.  If we cannot successfully integrate the former ETPM operations and improve our ability to recover our costs with respect to projects in the AFMED region, we will continue to suffer losses on such projects and these losses will continue to have a significant negative impact on our results of operations and cash flows in the future.

Political or social instability in the developing countries in which we operate, particularly in the AFMED region, could increase our costs and reduce our future growth opportunities.

A significant portion of our business involves projects in developing or less developed countries that are experiencing or may experience political or social instability. For Fiscal Year 2003, approximately 51% of our net sales came from projects located in Angola, Nigeria, Egypt, Brazil and Indonesia. Even though it is one of the world’s largest oil exporters, Nigeria, for example, has had a history of political instability and disorganized society with an internal infrastructure that is neither fully functional nor well maintained and parts of Nigeria regularly experience localized civil unrest and violence. The risk of fraud and political corruption is also increased in such areas where financial controls are not well established and enforced. Unanticipated political events or social disturbances in developing or less developed countries, including labor unrest, could cause cost overruns on projects for which we are not reimbursed or delays in execution of projects which lead to delayed revenues or potential contractual penalties. For example, in Fiscal Year 2003 our OGGS project in Nigeria suffered disruption due to a labor strike at a subcontractor’s yard and the hijacking of a chartered survey ship. Additionally, to the extent a project is delayed or becomes more costly in a manner that we cannot recover, there would be a negative impact on our financial condition, results of operations and cash flows. This, in turn, could have a negative impact on our compliance with the financial covenants contained in our Existing Credit Facility Agreements or New Bonding Facility. Political or social instability could also inhibit offshore exploration or capital expenditures by our clients. It could also result in fewer new project tenders meeting our criteria thereby reducing growth opportunities for our business.

Our business is affected by expenditures by participants in the oil and gas industry.

Demand for our services depends on expenditures by participants in the oil and gas industry and particularly on capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. In particular, the oil and gas industry has been consolidating. There are fewer and larger oil and gas companies that control expenditures for the types of services and products that we and our competitors provide. Consequently, these companies have significant market power to dictate the terms of commercial relationships with offshore service providers such as Stolt Offshore. Offshore oil and gas field capital expenditures are also influenced by many other factors beyond our control, including:

•                  prices of oil and gas and anticipated growth in world oil and gas demand;

•                  the discovery rate of new offshore oil and gas reserves;

•                  the economic feasibility of developing particular offshore oil and gas fields;

•                  the production from existing producing oil and gas fields;

•                  political and economic conditions in areas where offshore oil and gas exploration and development may occur;

•                  policies of governments regarding the exploration for, pricing and production and development of their oil and gas reserves; and

•                  the ability of oil and gas companies to access or generate capital and the cost of such capital.

There might be delays or cancellation of projects included in our Backlog.

The dollar amount of our Backlog does not necessarily indicate future earnings related to the performance of that work.  Backlog refers to expected future revenues under signed contracts which management has determined are likely to be performed.  During the course of a project, the Backlog is adjusted to take account of alterations to the scope of work under approved Variation Orders and contract extensions. Although Backlog represents only business that we consider to be firm, cancellations, delays or scope adjustments have occurred in the past and are likely to occur in the future. For example, one construction project was recently cancelled due to an exploration and appraisal well being found to be dry. In this case, the customer paid our costs as incurred and a cancellation fee was negotiated, but we lost our expected revenue stream. In another case, a construction project was delayed for 12 months as the customer was awaiting planning permission for a gas treatment plant. In this instance, the Backlog relating to the project reflected the expected delay in revenue from 2003 to 2004 and was adjusted to include additional costs as negotiated with the customer. Due to factors outside our control, such as changes in project scope and schedule, we cannot predict with certainty when or if Backlog will be performed.

We may be liable to third parties for the failure of our joint venture partners to fulfill their obligations.

Under some of our project agreements, we may be liable on a joint and several basis to the customer for the performance of the entire contract and any non-performance by our subcontractors or partners in the project is our responsibility. If our project partner or subcontractor in such arrangement fails to fulfill its obligations, we could have to carry the resultant liability toward the customer and would have to rely on our ability to obtain reimbursement from our project partner or subcontractor, for our costs, over and above the reimbursement from the customer, in carrying out such liability. If our partner or subcontractor became insolvent or ceased operations, this might not be possible.

Our business could suffer as a result of current or future litigation.

We are subject to legal claims and investigations by customers, sub-contractors, employees, joint venture partners, government agencies and competitors. In particular, our competitor, Technip commenced legal proceedings in the U.K. High Court against three of our subsidiaries claiming infringement of a certain patent held by Technip relating to flexible Flowline laying technology. See description under Section 5.16 (“Legal Proceedings and Arbitration”). No assurance can be given that the amount we have reserved for in our accounts is sufficient. If the amount we are ultimately determined to owe, if any, is substantially more than we have currently reserved or if we increase the amount of the reserve for this claim, it could have a material adverse effect on our results of operations.

Our international operations expose us to political and economic instability and other risks inherent in international business, any of which could affect our operating results.

Our operations in South America, the Asia Pacific, the Middle East and Africa and the Mediterranean regions are mainly performed in emerging markets such as Angola, Nigeria, Brazil and Indonesia. In total, these regions accounted for 51%, 54% and 49% of our net operating revenue in Fiscal Years 2003, 2002 and 2001, respectively. Operations in these emerging markets present risks including:

•                  economic instability, which could make it difficult for us to anticipate future business conditions in these markets;

•                  political instability, which could discourage investment and complicate our dealings with governments;

•                  boycotts and embargoes that may be imposed by the international community on countries in which we operate;

•                  requirements imposed by local governments that we use local suppliers or subcontractors which may not be able to perform as required;

•                  labor unrest, particularly in Nigeria and Angola where our large workforces are prone to strike action;

•                  disruptions due to civil war, election outcomes, shortage of commodities, power interruptions or inflation;

•                  the imposition of unexpected taxes or other payments on our revenues in these markets; and

•                  the introduction of exchange controls and other restrictions by foreign governments.

Our results may fluctuate due to adverse weather conditions.

Over the past three years, a substantial portion of our revenue has been generated from work performed in the North Sea and North America, accounting for approximately 39%, 36% and 48% of our revenues in Fiscal Years 2003, 2002 and 2001, respectively. Adverse weather conditions during the winter months in these regions usually result in low levels of activity. Additionally, during certain periods of the year, we may encounter adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are delayed or reduced. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

We face competition which could have an adverse effect upon our operating results and financial condition.

The offshore oil and gas services business is highly competitive, and offshore contractors compete intensely for available projects. Contracts for our services are generally awarded on a competitive bid basis, and although customers may consider, among other things, the availability and capability of equipment and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Several of our competitors and potential competitors are larger than we are and have greater financial and other resources than we have, which may make them better able to provide necessary financial support to secure new contracts (including through performance bonds or acceptance of deferred payments), or to withstand fluctuations in asset utilization. This becomes more apparent in times of financial difficulty such as those that we have been experiencing in recent periods. This intense competition could result in pricing pressures, lower sales and reduced margins which would have an adverse effect upon our operating results and financial condition.

We depend on certain significant customers and long-term contracts and the loss of one or more significant customers or the failure to replace or enter into new long-term contracts could adversely affect our operating results.

In Fiscal Year 2003, Shell accounted for 23% of our net operating revenue with Total and Chevron Texaco accounting for a further 12% and 10%, respectively, of our net operating revenue. In Fiscal Year 2002, Shell accounted for 20% of our net operating revenue, while BG Group and Total accounted for a further 10% and 9%, respectively. During 2003 and 2002, our ten largest customers accounted for 76% and 69%, respectively, of our net operating revenue, and over that period six customers, Shell, Total, Statoil, Petrobras, BP and Triton/Amerada Hess consistently numbered among our ten largest customers. Revenues from our largest customers are often related to specific long-term contracts that upon completion may not be replaced by contracts of equivalent size. In Fiscal Years 2003 and 2002, approximately 87% and 88%, respectively of our revenue was derived from long-term contracts. Our inability to replace significant long-term projects on similar terms or the loss of any one or more of our significant customers or a substantial decrease in demand by our significant customers could result in a substantial loss of revenues which could have a material adverse effect on us.

We could be adversely affected if we fail to keep pace with the technological changes, and changes in technology could result in write-downs of assets.

Our customers are constantly seeking to develop oil and gas fields in deeper waters. To meet our customers’ needs, we must continuously develop new, and update existing, technology for the installation, repair and maintenance of offshore structures. In addition, rapid and frequent technology and market demand changes can often render existing technologies obsolete, requiring substantial new capital expenditures and/or write-downs of assets. Our failure to anticipate or to respond adequately and timely to changing technology, market demands and/or customer requirements could adversely affect our business and financial results.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

The revenue and costs of operations and financial position of many of our non-U.S. subsidiaries are initially reported in the local currencies of countries in which those subsidiaries reside. That financial information is then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. For Fiscal Years 2003 and 2002, approximately 34% and 25%, respectively, of our consolidated net operating revenues were generated in local currencies and translated into U.S. dollars. In Fiscal Year 2003, approximately 17.0%, 9.1% and 5.8% of our revenue was generated in Euros, British pounds and Norwegian kroner, respectively. In Fiscal Year 2002, approximately 16.0%, 7.2% and 1.1% of our revenue was generated in British pounds, Norwegian kroner and Brazilian real, respectively. The exchange rate between these currencies and the U.S. dollar can fluctuate substantially, which could have a significant translation effect on our reported consolidated results of operations and financial position.

In addition, we are subject to currency risk exposure when our sales are denominated in currencies that are different from those in which our expenses are incurred. In this case, if the value of the currency in which sales are recorded weakens relative to the currency in which we incur expenses, then there is a negative impact on our profit margin.

We are exposed to substantial hazards, risks and delays that are inherent in the offshore services business for which liabilities may potentially exceed our insurance coverage and contractual indemnity provisions.

Our operations are subject to all the risks normally associated with offshore development and production and could result in damage to or loss of property, suspension of operations or injury or death to personnel or third parties. Our operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in our being named a defendant in lawsuits asserting large claims. We insure for liability arising from our operations, both onshore and offshore, including loss of or damage to third-party property, death or injury to employees or third parties, statutory workers compensation protection and pollution. Although there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events, all such insurance is carried at levels of coverage and deductibles that we consider financially prudent. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us.

We generally seek to obtain indemnity agreements whenever possible from our customers requiring those customers to hold us harmless in the event of structural damage, loss of production or liability for pollution that originates below the water surface. Such contractual indemnification, however, does not generally cover liability resulting from the gross negligence or wilful misconduct of, or violation of law by, our employees or subcontractors. Additionally, if we suffer a loss for which we are entitled to indemnity, we are dependent on our customer’s ability to satisfy its indemnity obligation. If the customer cannot satisfy its obligation, we could suffer losses.

SNSA exercises a significant influence over matters requiring shareholder approval, which could prevent a change of control.

After the completion of the Private Placement and the Share Conversion, SNSA, directly and indirectly, owns 42.18% or our issued Common Shares and 43.02% of our outstanding Common Shares, respectively. After completion of the Debt Conversion, SNSA’s direct and indirect ownership interest will increase to 49.18% of our issued Common Shares and 49.45% of our outstanding Common Shares. As of February 29, 2004, the Stolt-Nielsen family, directly and indirectly through Fiducia Ltd., controlled approximately 54.75% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA.

SNSA is represented on our Board by Jacob Stolt-Nielsen, James B. Hurlock and Niels G. Stolt-Nielsen.

Accordingly, SNSA currently exercises a significant influence over our operations and has sufficient voting power to effect the outcome of matters requiring shareholder approval, including: the composition of our Board which has the authority to direct our business and to appoint and remove our officers; approving or rejecting a merger, consolidation or other business combination; raising future capital; and amending our Articles which govern the rights attached to our Common Shares. The level of ownership of SNSA is further protected by provisions in our Articles that restrict the ownership of our Common Shares by other parties as discussed below. This may also make it difficult to take control of Stolt Offshore without the approval of SNSA. Additionally, the interests of SNSA may conflict with those of other Shareholders.

Assuming all Common Shares proposed to be sold in the Subsequent Issue are sold to investors other than SNSA, SNSA would still own approximately 42. 18% of our issued Common Shares and 43.02% of our outstanding Common Shares and will continue to have a significant influence over the matters noted above.

11.3              Risks Relating to the Common Shares

A significant number of shares being placed in the market for sale could depress our share price.

Future sales of our Common Shares, or the perception in the public markets that these sales may occur, could depress our share price.

After completion of the Private Placement and the Share Conversion, we have 138,762,215 Common Shares issued. After completion of the Debt Conversion and the Subsequent Issue, if the Subsequent Issue is completed in full, we will have 185,489,487 Common Shares issued. The Board is authorized to issue additional Common Shares, from time to time, up to the maximum number of Common Shares authorized by the Articles.  Sales of substantial amounts of our Common Shares in the public market, or the perception in the public markets that these sales may occur, could depress the market price of our Common Shares. It could also impair our ability to raise additional capital through the sale of our equity securities at times and at prices that are advantageous to us.

The 79,414,261 million Common Shares which will be owned by SNSA after completion of the Debt Conversion will be eligible for sale in the market, subject to any legal restrictions imposed by applicable securities laws including the restrictions of Rule 144 and Regulation S under the U.S. Securities Act; and SNTG will remain an “affiliate” of us for the purposes of the U.S. Securities Act. The restrictions of Rule 144, however, will not apply to “offshore sales” (for the purposes of the U.S. Securities Act) on Oslo Børs or otherwise. Additionally, such Common Shares will be eligible for sale in the United States in accordance with the terms of the Registration Rights Agreement. The public or private sales of substantial amounts of Common Shares by SNSA or its affiliates could adversely affect the market price of our Common Shares.

Under the Registration Rights Agreement, SNTG has the right to require us (a Demand Right) us to file up to five registration statements under the Securities Act covering SNTG’s Common Shares, subject to the limitations on such Demand Rights contained in the Registration Rights Agreement. Additionally, SNTG has the right to include its Common Shares in registration statements that we may file on our behalf or on behalf of other Shareholders. SNTG’s exercise of its registration rights, or the perception that such rights could be exercised could depress the market price of our Common Shares and could impair our ability to raise capital through the sale of equity securities in the capital markets.

The market price of our Common Shares and ADSs will likely be subject to substantial price fluctuations.

The market price of our Common Shares and ADSs may fluctuate and may decline below the subscription price in the Private Placement. The subscription price in the Private Placement may not be indicative of the market price for our Common Shares and ADSs in the future. The market price of our Common Shares and ADSs have experienced significant volatility in the past, and may continue to fluctuate widely, depending on many factors beyond our control, including:

•                  market expectations of our performance;

•                  investor perceptions of the success and impact of our restructuring efforts, the Private Placement, Debt Conversion and Share Conversion;

•                  perceptions about the success of the proposed Subsequent Issue; and

•                  the other factors listed above under “Risk Factors”.

As a result of these and other factors, our Common Shares and ADSs may trade at prices significantly below the subscription price in the Private Placement. We cannot assure you that you will be able to sell your Common Shares or ADSs at a price equal to or greater than the subscription price in the Private Placement. See Section 8.9 (“Share Price and Trading Volume Information”) for more information about historical and recent market prices for our Common Shares.

Our Articles impose restrictions on the ownership of our shares.

Our Articles state that no one U.S. person (defined to include any person who is a citizen or resident of the United States, a corporation organized under the laws of the United States and certain other entities and their affiliates and associates) may own, directly or indirectly, more than 9.9% of our total outstanding shares at any time. In addition, the Articles provide that all Shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares, and no person may own, directly or indirectly, more than 20% of our outstanding shares unless a majority of our Board shall have authorized such shareholding in advance. The Board may take remedial action if it determines that we are threatened with “imminent and grave damage” (as defined in the Articles). We have been advised by our Luxembourg counsel, that there are no Luxembourg judicial interpretations of such phrase, but that situations involving hostile takeovers, adverse tax consequences to us or governmental sanctions are likely to be among the situations covered by that phrase. These defensive measures may have the effect of making more difficult a merger involving us, or a tender offer, open-market purchase program or other purchase of our shares, in circumstances that could give Shareholders the opportunity to realize a premium over the then prevailing market price for their shares.

11.4              Other Matters

Lack of written consent of Arthur Andersen

Our consolidated financial statements for each of the years ended November 30, 2001 and 2000 included in our filings with the SEC were audited by Arthur Andersen, which issued an audit report dated January 30, 2002 on these consolidated financial statements.

Arthur Andersen was terminated as our independent public accountant effective July 31, 2002. On August 20, 2002, the Board approved our Audit Committee’s recommendation that Deloitte & Touche be appointed as our independent public accountant. Pursuant to Luxembourg law requiring that the decision to appoint new auditors be subject to the approval of our Shareholders, the decision was approved by our Shareholders on October 17, 2002 at an extraordinary general meeting of Shareholders. Both the engagement partner and the manager for our audit are no longer with Arthur Andersen and Arthur Andersen has ceased practicing before the SEC.

Investors may be limited in their ability to assert claims against Arthur Andersen, for any untrue statement of a material fact, or omission of a material fact required to be stated, in the financial statements audited by Arthur Andersen. Therefore, investors may be limited in their ability to recover under applicable law.

Lack of written consent of Barbier Frinault & Associes

The financial statements for each of the years ended December 31, 2001 and 2000 for Mar Profundo Girassol included in our public filings with the SEC were audited by Barbier Frinault & Associés (BFA), formerly a member of the Andersen Worldwide Organization and a foreign affiliate of Arthur Andersen, which issued an audit report dated April 2, 2002 on these financial statements.

Arthur Andersen has ceased practicing before the SEC. Investors may be limited in their ability to assert claims against BFA for any untrue statement of a material fact, or omission of a material fact required to be stated, in the financial statements audited by BFA. Therefore, investors may be limited in their ability to recover under applicable law.

12               Taxation

12.1              Luxembourg Taxation of the Company

We are a company incorporated under Luxembourg law, and as such we enjoy the special tax status granted to billionaire holding companies (“holdings milliardaires”) under the Law of July 31, 1929 and the Grand Ducal Decree of 17 December 1938. These companies can carry out a limited number of activities, including the holding of shares and securities and the financing of affiliated companies.

As a billionaire holding company, we are not subject to any income tax, municipal tax, wealth tax or withholding tax in Luxembourg and are not subject to the subscription tax for holding companies.

We are subject to a special tax which is assessed on certain payments we make. An annual tax on all amounts paid by us on interest payments made on bonds or debentures issued by us would be levied at the rate of 3% on such interest payment. Since we have not and do not contemplate issuing bonds and debentures, the tax of 3% of interest payments made by us is unlikely to become relevant. The special tax to be paid by us should therefore be equal to 3% of the first EUR 2.4 million of the dividends distributed to Shareholders and of the fees paid to non-resident directors, plus 1.8% of the second EUR 1.2 million of the dividends distributed to shareholders and of the fees paid to non-resident directors, plus 0.1% on the remaining portion of such dividends and fees. The special tax cannot be less than EUR 48,000 per year. These taxes are paid by us. Assuming we would not have paid any dividends since our incorporation, we so far would only have been subject to the minimum annual tax.

Most treaties concluded by Luxembourg with other countries are not applicable to us as a holding company subject to the Law of July 31, 1929, because such companies are specifically excluded from the scope of the application of these treaties.

By issuing shares, we do not carry on an activity falling into the scope of application of the Luxembourg Value Added Tax Law and does not become a VAT payer. Luxembourg VAT may however be payable in respect of fees charged for certain services rendered to us if, for Luxembourg VAT purposes, such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg VAT does not apply with respect to such services.

12.2              Luxembourg Taxation of Shareholders

Withholding Tax

Due to its special tax status, dividends that we distribute are not subject to withholding tax in Luxembourg, whoever the beneficiaries of those dividends may be.

Tax residence

Holders of the Common Shares will not become resident or be deemed to be resident in Luxembourg by reason only of the holding of the Common Shares.

Shareholders not residents of Luxembourg

Tax on dividends

Holders of the Common Shares who are not residents of Luxembourg and who do not hold the Common Shares through a permanent establishment in Luxembourg are not liable to Luxembourg income tax on dividends that we distribute.

Tax on capital gains

Holders of Common Shares who are not-residents of Luxembourg and who do not hold the Common Shares through a permanent establishment in Luxembourg will be taxed in Luxembourg upon any gain deriving from the sale of the Common Shares, if the Common Shares are held less than 6 months from the acquisition of the Common Shares, provided the relevant holder (i) has held more than 10% of our share capital at one time during the 5 years preceding the disposal of the Common Shares, or (ii) was a Luxembourg resident taxpayer during more than 15 years and has become a non-resident taxpayer less than 5 years before the moment of the disposal of the Common Shares.

Resident Shareholders of Luxembourg Fully Taxable

Tax on dividends

Holders of Common Shares resident in Luxembourg or non-resident holders of Common Shares, who have a permanent establishment in Luxembourg with whom the holding of the Common Shares is connected, must for income tax purposes include any dividend received in their taxable income.

Tax on capital gains

Capital gains realized upon a disposal of Common Shares by a Luxembourg resident individual shareholder are not subject to taxation in Luxembourg, unless the transfer occurs less than 6 months after the acquisition of Common Shares or, the transfer occurs more than 6 months after the acquisition of Common Shares and the shareholder has held more than 10% of our share capital of at any time during the five preceding years. Capital gains realized upon the sale of Common Shares by a fully taxable Luxembourg resident company, or a foreign entity of the same type which has a Luxembourg permanent establishment, are fully taxable in Luxembourg.

Residents of Luxembourg who enjoy a special tax regime in Luxembourg

Dividends distributed to holding companies subject to the law of July 31, 1929 and to undertakings for collective investments are not subject to any Luxembourg tax. Capital gains realised upon the sale of the Common Shares by holding companies subject to the law of July 31, 1929 and by undertakings for collective investments are not subject to any Luxembourg tax.

Net wealth tax

Luxembourg net wealth tax will be levied on a holder of the Common Shares, if (i) such holder of the Common Shares is an individual resident in Luxembourg; or (ii) the Common Shares are attributable to an enterprise or part thereof which is carried on by a Luxembourg resident company or through a permanent establishment or a permanent representative in Luxembourg of a non-resident company.

Other Taxes

There is no Luxembourg registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by a holder of the Common Shares as a consequence of the issuance of the Shares, nor will any of these taxes be payable as a consequence of a subsequent transfer or repurchase of the Common Shares.

No gift, estate or inheritance taxes are levied on the transfer of the Common Shares upon the death of a holder of the Common Shares in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes.

12.3              Norwegian Taxation of Norwegian Shareholders

This sub-section provides a brief description of the Norwegian taxation of Shareholders resident in Norway for tax purposes. This description does not discuss all aspects that may be relevant to such Norwegian Shareholders. You are urged to consult a tax advisor to determine your particular tax consequences.

Norwegian Tax on Dividends

Any dividend distributed from the Company to Norwegian Shareholders is taxable income for the Norwegian Shareholders. The current tax rate is 28%. The Norwegian imputation system does not apply to dividend from a foreign company. If a Norwegian company holds at least 10% of the share capital in a company, the Norwegian company can be entitled to tax credit for a proportional share of the tax paid by that company.

As described above, there is no withholding tax in Luxembourg on distribution of dividends from the Company. If such withholding tax should be introduced, Norwegian Shareholders can be entitled to tax credit for the withholding tax in Luxembourg.

Norwegian Tax on Gains on Disposal of Shares

Capital gains derived from sale of shares are taxable as ordinary income, and losses are deductible. This applies irrespective of the length of time the shares are held. The current tax rate is 28%. The capital gain or loss on the sale of Common Shares is calculated as the difference between the consideration received and the cost price. Costs in connection with both the purchase and the sale of shares are deductible when calculating capital gain or loss.

The adjustment of cost price regulations (RISK) does not apply to shares in foreign companies. A “first in - first out” principle (FIFO) will apply, implying that the shares that are acquired first are deemed to be sold first.

Norwegian Wealth Tax

Shareholders resident in Norway for tax purposes, with the exception of joint-stock-companies and similar entities, will be subject to wealth tax on their shareholdings in Stolt Offshore. Listed shares in foreign companies are valued at 100% of the stock exchange price at January 1 in the assessment year. The marginal net wealth tax is presently 1.1%.

Duties on the Transfer of Shares

No duties are currently imposed in Norway on the transfer of shares, neither on acquisition nor disposal.

12.4              Tax Consequences for Shareholders Resident in Other Jurisdictions

For information about possible tax consequences for Shareholders resident in other jurisdictions for tax purposes, holders of shares are advised to consult their own tax advisors.

Appendices

Appendix 1	Annual Report and Accounts for Fiscal Year 2002
Appendix 2	Selected Consolidated Financial Statement Information for Fiscal Year 2003 (unaudited)